Exhibit 99.1

AMENDED AND RESTATED INVESTMENT AGREEMENT

by and among

Westport Innovations Inc.

and

Pangaea Two Management, LP

Amended and Restated as of March 6, 2016

[Notice: This Amended and Restated Investment Agreement is a consolidation of the initial Investment Agreement between Westport Innovations Inc. and Pangaea Two Management, LP dated January 11, 2016 and the Amending Agreement between Westport Innovations Inc. and Pangaea Two Management, LP dated March 6, 2016 ) the “Amending Agreement”.]

-i-

5.5	No Governmental Review	34

ARTICLE VI COVENANTS		35
6.1	Access	35
6.2	Communication with Accountants	35
6.3	Tax Law Compliance	35
6.4	Election of Cartesian Representative to the Board of the Company	36
6.5	Stop-Orders	37
6.6	Listing	37
6.7	Market Regulations.	37
6.8	Reporting Requirements	37
6.9	Information	37
6.10	No Short Selling	37
6.11	Identity of Holder	38
6.12	Stream Facility	38
6.13	Issuance of Additional Indebtedness; Seniority of Convertible Notes	38
6.14	Prospectus Supplement and Registration Statement	40
6.15	[Redacted]	40
6.16	Interim Operating Covenant	40
6.17	Company Covenants	41

ARTICLE VII INDEMNIFICATION		44
7.1	Indemnity	44
7.2	Procedures	45
7.3	Survival	47

ARTICLE VIII MISCELLANEOUS		47
8.1	Waivers and Amendments	47
8.2	Governing Law	47
8.3	Exclusive Jurisdiction	47
8.4	Jury Waiver	47
8.5	Entire Agreement	48
8.6	Fees and Expenses	48
8.7	Notices	48
8.8	Validity	49
8.9	Counterparts	49
8.10	Publicity	50
8.11	Succession and Assignment	50
8.12	Termination; Survival	50
8.13	Currency	51
8.14	Further Assurances	52
8.15	Joinder	52

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AMENDED AND RESTATED INVESTMENT AGREEMENT

This AMENDED AND RESTATED INVESTMENT AGREEMENT (this “Agreement”), amended and restated as of March 6, 2016, is entered into between Westport Innovations Inc., a corporation incorporated under the laws of Alberta (the “Company”) and Pangaea Two Management, LP, a Delaware limited partnership (“Cartesian”). The Company and Cartesian are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, to provide the Company with additional funds to fully deploy its innovative HPDI technology and improve the Company’s balance sheet, Cartesian, or one or more Persons controlled by Cartesian and identified in writing to the Company prior to the applicable closing (each, a “Purchaser”), is willing to purchase from the Company, and the Company or one or more Persons controlled by the Company is willing to issue and sell to a Purchaser, on the terms and subject to the conditions set forth herein: (i) a convertible promissory note of the Company, in the aggregate principal amount of $17,500,000; (ii) the Purchased Assets, as subsequently defined; and (iii) the Contingent Payment Right, as subsequently defined (collectively, such purchase and sales described in clauses (i), (ii) and (iii) being referred to as the “Investment”);

AND WHEREAS the Parties entered into an investment agreement on January 11, 2016, with respect to the Investment, which was amended by amending agreement on March 6, 2016;

NOW, THEREFORE, in consideration of the foregoing, and the representations, warranties, covenants and conditions set forth below, the Parties, intending to be legally bound, hereby agree as follows. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms on Article I hereto.

ARTICLE I

DEFINITIONS

1.1	Definitions.

“Additional Investment” has the meaning set forth in Section 6.12 of this Agreement.

[Redacted: definition relates to a commercial term to which all references herein are redacted due to disclosure being seriously prejudicial to the interests of the issuer.]

“Adjustment Report” has the meaning set forth in Section 2.3(f) of this Agreement.

“Affiliate” means with respect to any Person, any Person that directly or indirectly controls, is controlled by or is under common control with such Person; provided, however, that (i) portfolio companies in which Cartesian or any of its Affiliates has an investment shall not be deemed an Affiliate of such person, and (ii) the Company, any of its Subsidiaries, or any of the Company’s other controlled Affiliates, in each case, will not be deemed to be Affiliates of the Purchaser for purposes of this Agreement. For purposes of this definition, “control” (including, with correlative meanings, the terms

“controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Amended and Restated Investment Agreement, as identified in the Preamble to this Agreement.

“Asset PA” means that certain Purchase Agreement by and between the applicable Purchaser and the Company, a form of which is mutually agreed to by Cartesian and the Company whereby the Company, or any applicable Affiliate, agrees to sell certain non-core assets (or equity interests) to the Purchaser, as further described in Section 2.2.

“Asset Purchase Price” has the meaning set forth in Section 2.2 of this Agreement.

“Base Shelf Prospectus” means the base shelf prospectus of the Company dated August 6, 2015 and filed with the Canadian Securities Administrators in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

“Board” or “Company’s Board” has the meaning set forth in Section 6.4 of this Agreement.

“Cartesian” has the meaning set forth in the Preamble to this Agreement.

“Cartesian Designee” means the individual designated by Cartesian to serve on the Board pursuant to Section 6.4(a) of this Agreement.

“Cartesian Indemnified Party” and “Cartesian Indemnified Parties” have the meanings set forth in Section 7.1(a) of this Agreement.

“Change of Control Transaction” means any transaction or series of related transactions (including the consummation of a merger, share purchase, recapitalization, redemption, issuance of capital stock, consolidation, reorganization or otherwise) pursuant to which (i) any Person(s) acquires securities representing more than fifty percent (50%) of the combined voting power of the outstanding voting securities of the Company or the entity surviving or resulting from such transaction, or (ii) the Company or an Affiliate sells, leases, transfers or otherwise disposes of all or substantially all of the assets, undertaking or property of the Company and its Subsidiaries on a consolidated basis.

“Charter” has the meaning set forth in Section 4.5(b) of this Agreement.

“Closing” has the meaning set forth in Section 2.4 of this Agreement.

“Closing Date” means the date of the Convertible Note Closing and the Purchased Assets Closing, as applicable.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” means the common shares in the capital of the Company.

“Company” has the meaning set forth in the Introduction to this Agreement.

“Company Benefit Plan” shall mean each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), in each case whether or not subject to ERISA, each employment, termination or severance agreement and each other plan, arrangement or policy (written or oral) relating to stock options, stock purchases, deferred compensation, profit-sharing, bonus, employment, severance, retention, fringe benefits, cash- or equity-based incentive, commission, health, medical, dental, disability, accident, life insurance, vacation, paid time off, perquisite, change of control, separation, non-competition, retirement, pension, supplemental pension or savings or other employee benefit, in each case maintained or contributed to, or required to be maintained or contributed to, by the Company or any of its Subsidiaries, other than any plan, arrangement or policy mandated by applicable Law.

“Company Indemnified Party” and “Company Indemnified Parties” have the meanings set forth in Section 7.1(b) of this Agreement.

“Contingent Payment Amounts” means the aggregate amount of [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment and [Redacted: relates the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment payable to the Purchaser in respect of any applicable period.

“Contingent Payment Right” has the meaning set forth in Section 2.3(a).

“Contingent Payment Right Purchase Price” has the meaning set forth in Section 2.3(a).

“Contingent Payment Statement” has the meaning set forth in Section 2.3(c).

“Convertible Note” has the meaning set forth in Section 2.1 of this Agreement.

“Convertible Note Closing” means the closing of the transactions contemplated by Section 2.1.

“Convertible Note Purchase Price” has the meaning set forth in Section 2.1 of this Agreement.

“Cost Reduction Plan” has the meaning set out in Section 3.2(c)(vi).

“CWI” means Cummins Westport Inc., a joint venture incorporated under the laws of the State of Delaware.

“[Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount” means in respect of each fiscal year of the Company beginning on January 1, 2016 and ending on December 31, 2021, the greater of: (a) [Redacted: relates to a commercial term which is redacted due to disclosure being seriously prejudicial to the interests of the parties thereto]% of [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer]; and (b) [Redacted: the remainder of the definition of “[Redacted] Contingent Payment Amount” has been redacted as it describes a commercial term which is redacted due to disclosure being in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

[Redacted: definition relates to a commercial term to which all references herein are redacted due to disclosure being in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

“Debenture Indenture” means the Debenture Indenture dated September 22, 2011 between the Company and Computershare Trust Company of Canada, as amended by that certain First Supplemental Indenture dated June 26, 2014 and by that certain Second Supplemental Indenture dated June 12, 2015.

“Dispute Notice” has the meaning set forth in Section 2.3(e).

“EBITDA” means for any period, net income of the Company and its Subsidiaries from continuing operations plus, without duplication and only to the extent deducted in determining net income for such period, (i) interest expense and income taxes expensed during the period, (ii) depreciation and amortization deducted for such period (including amortization for stock-based compensation), (iii) extraordinary losses, (iv) losses on the sale, divestiture, disposal, transfer or license of assets or other similar transaction, in each case outside of the ordinary course of business, and (v) transaction or restructuring charges, costs or expenses, minus, without duplication and only to the extent included in determining net income for such period (a) extraordinary gains and (b) gains on the sale, divestiture, disposal, transfer or license of assets or other similar transaction, in each case outside of the ordinary course of business, and reflecting any further adjustments that the Company makes to its reported EBITDA for such period, with each of the foregoing components being determined in accordance with GAAP, consistently applied (provided that if the application in prior periods is inconsistent with GAAP, then GAAP takes precedence).

“Environmental Law” shall mean any Law relating to the pollution or protection of the environment (including air, surface water, groundwater, wildlife, land surface or subsurface land, and natural resources), or human health or safety (as such matters relate to Hazardous Materials), including Laws relating to (i) Releases or threatened Releases of, or exposure to, Hazardous Materials, (ii) the manufacture, processing, distribution, use, treatment, generation, storage, containment (whether above ground or underground), transport or handling of Hazardous Materials, (iii) recordkeeping, notification, disclosure, or reporting requirements regarding Hazardous Materials, and (iv) endangered or threatened species of fish, wildlife and plants, and the management or use of natural resources.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Existing Debentures” means any and all debentures outstanding from time to time under the Debenture Indenture.

“Filings” has the meaning set forth in the introductory paragraph to Article IV of this Agreement.

“Fuel Systems Merger Agreement” means that certain Agreement and Plan of Merger, dated as of September 1, 2015, by and among the Company, Fuel Systems Solutions, Inc., a Delaware corporation, and Whitehorse Merger Sub Inc., a Delaware corporation.

“GAAP” has the meaning set forth in Section 4.10(b) of this Agreement.

“Government Official” has the meaning set forth in Section 4.10(b) of this Agreement.

“Governmental Entity” means any (i) government or political subdivision, whether federal, provincial, local or foreign, (ii) agency or instrumentality of any such government or political subdivision, (iii) federal, state, local or foreign court, (iv) applicable industry self-regulatory organization and (v) applicable stock exchange or securities regulatory authority.

“Hazardous Materials” shall mean (i) those substances listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental

Response, Compensation and Liability Act, the Toxic Substances Control Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls, methane, asbestos, or asbestos-containing materials, toxic mold, radon, or other pollutants, contaminants, wastes or substances that are regulated, defined, judicially interpreted or identified under Environmental Law due to possible adverse effects on human health or the environment.

“Indemnified Party” has the meaning set forth in Section 7.2(a) of this Agreement.

“Indemnifying Party” has the meaning set forth in Section 7.2(a)(i) of this Agreement.

“Independent Auditor” means PriceWaterhouseCoopers LLP, provided it is not the accounting firm engaged by the Company or any material subsidiary thereof to audit the financial statements of any such Person, or such other auditor as may be mutually agreed, in writing, between the Parties.

“Intellectual Property” shall mean all Canadian, United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) copyrightable works and copyrights, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, inventions, systems, formulae, models and methodologies as well as the right in any jurisdiction to limit the use or disclosure thereof, (v) all rights in the foregoing and in other similar intangible assets, and (vi) all applications and registrations for the foregoing.

“Investment” has the meaning set forth in the Recitals.

“Knowledge of the Company” means with respect to any matter the actual knowledge of any of Darren Seed, Lance Follett, Steve Anderson, Rick Mah, Larry Kyle, Salman Manki or any individual holding the title of executive vice president or any title in the Company superior to the foregoing, in each case with respect to the applicable matter after reasonable due inquiry.

“Law” means any law, statute, code, ordinance, regulation, rule, Permit, rules of common law, including any judicial and administrative interpretations thereof, of any Governmental Entity which have been made public, including all judicial and administrative Orders which have been made public.

“Lien” means any lien, security interest, mortgage, pledge, charge, license, adverse claim, reversion or encumbrance of any kind.

“Losses” has the meaning set forth in Section 7.1 of this Agreement.

“Material Adverse Effect” means any event, circumstance, change or effect: (a) that is material and adverse to the business, assets, properties, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; or (b) that will, or would reasonably be expected to, prevent or impair the ability of the Company to consummate the Investment; provided, however, that for purposes of clause (a) “Material Adverse Effect” shall not include any event, circumstance, change or effect to the extent occurring from and after the date of this Agreement and arising out of or resulting from: (i) any failure of the Company to meet any projections or forecasts or decrease in the market price of the Common Shares (it being understood and agreed that any event, circumstance, change or effect giving rise to such failure or decrease shall be taken into account in determining whether there has been a Material Adverse Effect); (ii) any changes in the United States or global economy or capital, financial or securities markets generally, including changes in interest or exchange rates; (iii) any changes in the legal or regulatory conditions in the geographic regions in which the Company or its Subsidiaries operate; (iv) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage; (v) the public announcement of this Agreement or other transactions contemplated hereby, including the impact on relationships, contractual or otherwise, with tenants, suppliers, lenders, investors, future partners or employees; (vi) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request of Cartesian or the Purchaser; (vii) earthquakes, hurricanes or other natural disasters; or (viii) changes in Law, GAAP or the interpretation or enforcement thereof, which in the case of each of clauses (ii), (iii), (iv), (vii) and (viii) do not disproportionately affect the Company or its Subsidiaries, taken as a whole, relative to other participants in the industry in which such Parties operate or the markets for any of such party’s products or services in general.

“Material Contracts” means: (i) all of the Company’s and its Subsidiaries’ contracts, agreements, leases or other instruments to which the Company or any of its Subsidiaries is a party or by which the Company, its Subsidiaries or its properties are bound, which involve prospective fixed and/or contingent payments or expenditures by or to the Company or its Subsidiaries of more than One Million Dollars ($1,000,000), or that is outside of normal ordinary and usual requirements of the Company’s and its Subsidiaries’ business or is otherwise material to the Company and its Subsidiaries (which for the avoidance of doubt would include the [Redacted: describes agreements including the identification of third parties in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer]), (ii) all of the Company’s and its Subsidiaries’ loans or advances to or from any Person, and all loan agreements, bank lines of credit agreements, indentures, mortgages, deeds of trust, pledge and security agreements, factoring agreements, conditional sales contracts, letters of credit or other debt instruments to which the Company or any of its Subsidiaries is a party; (iii) any guarantees by the Company or any of its Subsidiaries for amounts in excess of $1,000,000; (iv) all operating or capital leases for equipment in an amount greater than $1,000,000 to which the Company or any of its Subsidiaries is a party; (v) all material non-competition and similar agreements to which the Company is a party, (vi) all contracts for the employment of any executive officer; (vii) all distributor and sales agency agreements involving a financial commitment in excess of $1,000,000; (viii) any collective bargaining or union agreements, contracts or commitments; and (ix) any of (i) through (viii) for any Subsidiary, if such contract would be material to the Company and its Subsidiaries, taken together as a whole.

“Merger” means the previously announced merger between the Company and Fuel Systems Solutions, Inc. to be completed pursuant to the terms of an Agreement and Plan of Merger between Fuel Systems Solutions, Inc., Whitehorse Merger Sub Inc. and the Company dated September 1, 2015.

“Minimum Threshold” means Common Shares (or Note Shares issuable in respect of Notes) representing either (x) five percent (5%) of the Company’s outstanding Common Shares, which shall be calculated by including in the numerator of such calculation: (i) the number of Common Shares which Cartesian, any Purchaser or any permitted assignee of any Purchaser holds; plus (ii) the number of Common Shares into which any Convertible Notes held by Cartesian, any Purchaser, or any permitted assignee thereof may be converted, and by including in the denominator of such calculation the number of shares in (i) and (ii) above plus all issued and outstanding Common Shares or (y) at least seventy-five percent (75%) of the original number of Note Shares, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which any Convertible Notes held by Cartesian, any Purchaser, or any permitted assignee thereof may be converted as Note Shares. Upon consummation of the Merger, the definition of “Minimum Threshold” shall mean Common Shares (or Note Shares issuable in respect of Notes) representing at least eighty percent (80%) of the original number of Note Shares, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which any Convertible Notes held by Cartesian, any Purchaser, or any permitted assignee thereof may be converted as Note Shares.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

“Note Shares” has the meaning set forth in Section 4.3(a) of this Agreement.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Organizational Documents” of a Person means, as applicable, the charter, certificate of incorporation, certificate of formation, articles of incorporation, bylaws, limited partnership agreement, limited liability company agreement or any similar organizational or governing document or instrument of a Person.

“Party” and “Parties” have the meaning set forth in the Preamble to this Agreement.

“PCMLA” has the meaning set forth in Section 5.4 of this Agreement.

“Permit” means any license, permit, authorization, certificate of authority, qualification or similar document or authority that has been issued or granted by any Governmental Entity.

“Person” means any individual, sole proprietorship, partnership, corporation, limited liability company, joint venture, unincorporated society or association, trust or other legal entity or any Governmental Entity.

“Proceeding” means any action, suit, proceeding, claim, arbitration, mediation or investigation before any Governmental Entity or before any arbitrator or mediator or similar party, or any investigation or review by any Governmental Entity or similar party.

“Proprietary Assets” means: (a) any Intellectual Property created or owned by the Company or any subsidiary thereof; and (b) any right to use or exploit any of the foregoing; provided that Proprietary Assets shall specifically exclude, unless expressly stated otherwise, any Proprietary Asset transferred, assigned or licensed by Cummins Inc. or its Affiliates to CWI or WWI.

“Prospectus Supplement” has the meaning set forth in Section 3.2(c)(i) of this Agreement.

“Purchase Price” means the aggregate of the Convertible Note Purchase Price, the Asset Purchase Price and the Contingent Payment Right Purchase Price.

[Redacted: relates to a commercial term which is redacted due to disclosure being seriously prejudicial to the interests of the issuer.]

[Redacted: relates to a commercial term which is redacted due to disclosure being seriously prejudicial to the interests of the issuer.]

“Purchased Asset Portion” means the percentage equity interest held by Cartesian or any of Cartesian’s Affiliates of any Purchased Asset Affiliate on the date on which Return on Investment is calculated for purposes of this Agreement.

“Purchased Assets” means such non-core assets (or equity interests) of the Company, or any of its Affiliates, to be specified in the Asset PA.

“Purchased Assets Closing” means the closing of the transactions contemplated by Section 2.2.

“Purchaser” has the meaning set forth in the Recitals.

“Registration Statement” has the meaning set forth in Section 3.2(c)(i) of this Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water or groundwater or property.

“Return on Investment” means, without duplication, (a) the aggregate fair market value of cash and cash equivalents that are actually paid or distributed to Cartesian, any

Purchaser or any of their Affiliates with respect to the Investment, including the full amount of any interest, dividends or distributions actually paid or distributed in respect of the Convertible Notes, Note Shares, Purchased Assets or Contingent Payment Right, in each case including in connection with the sale thereof, minus (b) expenses paid by Cartesian, the Purchaser or any of their Affiliates to consummate the transactions contemplated in the Transaction Documents or the disposition of any Investment (in each case, including any withholding or other similar Tax), minus (c) any indemnification obligations actually paid by Cartesian or the Purchaser, plus (d) the Purchased Asset Portion of any Purchased Asset Cash; provided that for purposes of calculating Return on Investment, if an Event of Default (as defined in the Convertible Note) does not then exist, the applicable Purchaser shall be treated as receiving the face amount of the Convertible Note in cash on the date on which Return on Investment is calculated. For the avoidance of doubt, clauses (a) and (d) of this definition of “Return on Investment” will be calculated solely on the amounts invested pursuant to this Agreement, other than any Additional Investment, and will not be calculated with respect to any gains or proceeds related to any other additional capital provided to the Company or any of its Affiliates by Cartesian, the Purchaser or any of their Affiliates.

“SEDAR” means the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators.

“Senior Creditors” means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder.

“Senior Indebtedness” means:

(i)	All present and future bank indebtedness incurred in the ordinary course of business (whether arising in respect of principal, interest, fees, costs, expenses, indentures, bankers’ acceptances, letters of credit, borrowed money, hedging agreements or similar agreements, credit cards, leases or otherwise);

(ii)	any present and future indebtedness and obligations of the Company in respect of any present or future purchase-money security interests (as defined in applicable personal property security legislation) or other asset purchase financing or financing of inventory and receivables by the Company or, for certainty, its Subsidiaries; and

(iii)	any other debt obligation of the Company existing as at the date hereof which is secured against some or all of the assets of the Company or, for certainty, any of its Subsidiaries.

“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta), and the Company’s subsidiaries, when referred to together, are referred to herein as “Subsidiaries”, but such definition shall exclude any entity in which the Company does not, directly or indirectly, hold greater than 50% of the voting equity, which shall be referred to herein as a “Minority Subsidiary”.

“Successor Debentures” shall mean any successor or replacement indebtedness to the Existing Debentures, provided that: (i) any such replacement indebtedness shall be limited in principal amount to the principal amount plus the amount of any accrued interest outstanding with respect to the Existing Debentures as at the date of such replacement and applicable fees to finance the replacement, (ii) the terms and conditions shall not be more favorable to the lender than the Existing Debentures, and (iii) such replacement indebtedness shall not have a maturity date on or before the maturity date of Convertible Note, if any. For greater certainty, if Cartesian together with its Affiliates (including any applicable Purchaser(s)) shall hold less than the Minimum Threshold the provisions in (i), (ii) and (iii) above shall not apply.

“Tax” or “Taxes” shall mean all foreign and domestic federal, provincial, state, local and other taxes, assessments, charges, duties, tariffs, deficiencies, fees, levies or other governmental charges (including interest, fines, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, employer health, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, goods and services, harmonized sales, value-added, alternative, estimated and all other taxes, and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions, of any kind for which a Person may have any liability imposed by any Governmental Entity, whether disputed or not, or payable (i) pursuant to any tax sharing arrangement or any other contract relating to sharing or payment of such tax, assessment, charge, duty, tariff, deficiency, fee, levy or other governmental charge or (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group (in each case together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties).

“Tax Return” shall mean any report, return (including any information return), statement, schedule, notice, form, declaration, claim for refund or other statement, document or information (including any schedule or attachment thereto or amendment thereof) required to be supplied to a Governmental Entity in connection with the determination, assessment, collection or payment of any Taxes or in connection with the administration, implementation or enforcement of or compliance with any applicable Law relating to Taxes, including any estimated returns and reports of every kind, with respect to Taxes.

“Threshold Amount” has the meaning set forth in Section 2.5.

“Transaction Documents” means this Agreement, the Asset PA and the Convertible Note.

“TSX” means the Toronto Stock Exchange.

[Redacted: definition relates to a commercial term to which all references herein are redacted due to disclosure being seriously prejudicial to the interests of the issuer.]

“[Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount” means in respect of each fiscal year of the Company beginning on January 1, 2016 and ending on December 31, 2025, the greater of: (a) [Redacted: relates to a commercial term which is redacted due to disclosure being in violation of confidentiality provisions or is seriously prejudicial to the interests of the parties thereto]% of the sum of [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer]; and (b) [Redacted: the remainder of the definition of “[Redacted] Contingent Payment Amount” has been redacted as it describes a commercial term which is redacted due to disclosure being in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

“Westport HK” means Westport Innovations (Hong Kong) Limited, a company established under the laws of Hong Kong.

“WWI” means Weichai Westport Inc., a joint venture company established under the laws of the People’s Republic of China.

1.2	Interpretation

For purposes of this Agreement: (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (i) to Articles, Sections, Schedules and Exhibits mean the Articles and Sections of, and Schedules and Exhibits attached to, this Agreement; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; and (iii) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

ARTICLE II

ISSUANCE AND SALE

2.1	Issuance and Sale of the Convertible Notes.

Convertible Notes. In reliance upon the representations, warranties and covenants of the Parties set forth herein, and subject to satisfaction of the conditions set forth in Article III hereof, at the Convertible Note Closing, the Company shall issue, sell and deliver to one or more Purchasers, and each such Purchaser shall purchase from the Company, a Convertible Note where the aggregate principal amount of such Convertible Notes shall be equal to Seventeen Million Five Hundred Thousand U.S. Dollars ($17,500,000), in substantially the form attached hereto as Exhibit A (such note to be purchased at the Convertible Note Closing, the “Convertible Note”), convertible in accordance with the terms of the Convertible Note into Common Shares. The purchase price for all such Convertible Notes shall be an aggregate of Seventeen Million Five Hundred Thousand U.S. Dollars ($17,500,000) (the “Convertible Note Purchase Price”).

2.2	Purchase of Purchased Assets.

(a)	Purchased Assets. Subject to Section 2.2(b), in reliance upon the representations, warranties and covenants of the Parties set forth herein and to be set forth in the Asset PA, and subject to satisfaction of the conditions set forth in Article III hereof and to be set forth in the Asset PA, at the Purchased Assets Closing, the Company agrees to sell, assign and transfer the Purchased Assets, to a Purchaser, and such Purchaser agrees to purchase the Purchased Assets from the Company, free and clear of all Liens, which sale, purchase, assignment and transfer shall be memorialized in the Asset PA. The purchase price payable pursuant to the Asset PA shall be Sixteen Million Three Hundred and Thirty Thousand U.S. Dollars ($16,330,000) (the “Asset Purchase Price”). Unless otherwise agreed by Cartesian and its Affiliates, such Purchased Assets will be comprised of [Redacted: description of Purchased Assets which, if disclosed, would be seriously prejudicial to the interests of the issuer].

(b)	Alternative Transaction. Without limiting the generality of Section 8.1, the Parties may mutually agree to effect Cartesian’s acquisition of Purchased Assets through a transaction that is not currently contemplated by this Agreement. In such event, the Parties hereby agree to make the necessary amendments to this Agreement. [Redacted: description of commercial term which, if disclosed, would be seriously prejudicial to the interests of the issuer].

(c)	Exclusivity. From the date hereof until the earlier of the Purchased Assets Closing or May 31, 2016, the Company shall, and shall cause its Subsidiaries and representatives of the Company and its Subsidiaries to, work exclusively, diligently and in good faith with Cartesian and its representatives to consummate the Purchased Assets Closing during such period.

2.3	Purchase of Contingent Payment Right.

(a)	Contingent Payment Right. In reliance upon the representations, warranties and covenants of the Parties set forth herein, effective as of the date hereof, Affiliates of Cartesian shall acquire and the Company, on behalf of itself and its applicable Affiliates, shall grant to such Purchaser the right to receive: (i) from January 1, 2016 through December 31, 2021, the [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount; and (ii) from January 1, 2016 through December 31, 2025, the [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount, (collectively, the “Contingent Payment Right”). The purchase price for the Contingent Payment Right shall be Seventeen Million Five Hundred Thousand U.S. Dollars ($17,500,000) (the “Contingent Payment Right Purchase Price”), which amount shall be paid to the Company concurrently with the execution hereof. The names of the acquiring Cartesian Affiliates and the percentage of the Contingent Payment Rights to be acquired, and the Contingent Payment Right Purchase Price to be paid, by each such Affiliate is set forth on Schedule 2.3(a) hereto.

(b)	Contingent Payment Right Purchase Deliveries. In connection with the acquisition of the Contingent Payment Right:

(i)	The Company shall deliver to Cartesian (x) a certificate, executed by a duly authorized officer of the Company, dated as of the date hereof, certifying the authenticity and continued effectiveness of attached copies of the Company’s Articles of Incorporation, as amended, Bylaws and resolutions of the Company’s Board approving Cartesian’s acquisition of the Contingent Payment Right, and authorizing specific officers to execute and deliver this Agreement and (y) a duly executed copy of any consent, approval, authorization or waiver of any third party necessary for the Company to consummate the granting of the Contingent Payment Right granted hereby; and

(ii)

The Company shall have executed and delivered to Cartesian, as agent for the Purchasers, fully executed copies, in form and substance reasonably satisfactory to Cartesian, of (x) security agreements pursuant to which the Company shall grant a first ranking security interest to Cartesian or an Affiliate thereof to secure payment of the Contingent Payment Amounts under the Contingent Payment Right in: (A) [Redacted: description of pledged assets which references a third party interest being seriously prejudicial to the interests of the issuer] (the “Pledged Intellectual Property”), (B) all of its interest in any distributions under the [Redacted: description of an agreement with a third party being seriously prejudicial to the interests of the issuer]; (C) [Redacted: description of the collateral pledged assets being seriously prejudicial to the interests of the issuer]; and (D) the Contingent Payment Right and the Contingent Payment Amounts paid or payable to the Company or any of its Affiliates in connection therewith; (y) [Redacted: description of the collateral pledged assets being seriously prejudicial to the interests of the issuer].

(c)	Calculation of Contingent Payment Amounts. Within ten days of the date on which the Company files or is obligated to file its annual audited financial statements on SEDAR (or, if the Company no longer is required to make filings of its annual audited financial statements on SEDAR, by April 15 of the year following the year to which such financial statements pertain), the Company, acting reasonably and in good faith, shall deliver to Cartesian a statement setting out its calculation of the aggregate Contingent Payment Amounts owing in respect of the previous fiscal year, broken down by [Redacted: reference to third party contingent amount redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount and [Redacted: reference to third party contingent amount redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount, together with any and all supporting information and documentation that could be reasonably necessary to Cartesian in connection with Cartesian’s assessment of the accuracy of each such calculation (each, a “Contingent Payment Statement”). Subject to Section 6.9, the Company shall provide Cartesian and its representatives with any information, documents and access to the applicable personnel and representatives of the Company and its Affiliates, as is reasonably requested by Cartesian to assess the accuracy of the Contingent Payment Statement. No Contingent Payment Statement will omit any material fact, circumstance, information, calculation or documentation relevant to the applicable Contingent Payment Payment thereunder or Cartesian’s reasonable assessment of such Contingent Payment Statement and necessary to accurately assess the applicable calculation of the Contingent Payment Amount payable in connection therewith.

(d)	Payment of Contingent Payment Amounts. Contingent Payment Amounts shall be paid to the applicable Purchaser annually within thirty days of the earlier of the date on which the Company files, or is obligated to file, the final annual audited financial statements for the applicable year on SEDAR, provided that in no event shall such payment be made later than 95 days after the end of the relevant fiscal year, Contingent Payment Amounts shall be payable regardless of the status of any dispute with respect to the final Contingent Payment Amount.

(e)

Disputes relating to Contingent Payment Amounts. If Cartesian notifies the Company that Cartesian agrees with the Contingent Payment Statement within thirty (30) days after receipt thereof or Cartesian fails to deliver notice to the Company of its disagreement therewith within such thirty (30) day period, any such Contingent Payment Statement shall be conclusive and binding on the Company and Cartesian and the applicable Purchaser and the Parties shall be deemed to have agreed thereto, in the first case, on the date Cartesian receives the notice and, in the second case, on such thirtieth (30th) day. If Cartesian disagrees with a particular Contingent Payment Statement, then Cartesian shall notify the Company of its disagreement (the “Dispute Notice”) within such thirty (30) day period together with reasonable particulars of the basis of such dispute, including Cartesian’s position on the amounts in dispute (and the impact such position has on the Contingent Payment Amounts). In such event, Cartesian and the Company shall attempt, each acting reasonably and in good faith, to resolve their differences with respect thereto within fifteen (15) days after the receipt by the Company of the Dispute Notice and make any amendments to the Contingent Payment Statement as mutually agreed to by the Parties.

(f)

Any dispute over any Contingent Payment Statement as set forth in the Dispute Notice not resolved by Cartesian and the Company within such fifteen (15) day period after receipt of the Dispute Notice (or such other period as the Parties may agree) shall be submitted to the Independent Auditor to determine such dispute, and such determination shall be final and binding on the Parties. The Independent Auditor shall allow Cartesian and the Company to present their respective positions regarding the dispute (provided that, for greater certainty, such presentations are limited to matters described in the Dispute Notice) and each of Cartesian and the Company shall have the right to present additional documents, materials and other information, and make a written presentation to the Independent Auditor, regarding such dispute and the Independent Auditor shall consider such additional documents, materials and other information and such written presentation. The Independent Auditor shall have the right to request additional documents, materials, and other information from the Company as the Independent Auditor reasonably deems to be relevant in connection with its independent review (except as Cartesian and the Company may mutually agree should not be provided). Any such other documents, materials or other information shall be copied to each of Cartesian and the Company and each of the Company and Cartesian shall be entitled to review and respond, in writing, to any such written presentation. The Independent Auditor shall determine, based on such presentations from the Company and Cartesian and any additional documents, materials or other information that the Independent Auditor reasonably deems to be relevant in connection with its independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report (the “Adjustment Report”) to the Company and Cartesian in which the Independent Auditor shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Contingent Payment Statement and Contingent Payment Amounts. In addition, if the Independent Auditor reasonably deems information from either of [Redacted: references to third parties redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] to be relevant or necessary in reaching a determination with respect to the applicable dispute and preparing the Adjustment Report in connection therewith, the Company will use its commercially reasonable efforts to obtain such information promptly. The Adjustment Report shall set forth, in reasonable detail, the Independent Auditor’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to any of the Contingent Payment Statement and Contingent Payment Amounts, together with supporting calculations, and the Parties shall make such revisions to the Contingent Payment Statement, as applicable. In resolving any disputed item, the Independent Auditor: (i) shall be bound to the principles of this Section 2.3, (ii) shall limit its review to matters specifically set forth in the Dispute Notice, and (iii) shall not assign a value to any item higher than the highest value for such item claimed by either Party or lower than the lowest value for such item claimed by either Party. The Parties shall use commercially reasonable efforts to cause the Independent Auditor to complete its work and render its determination within thirty (30) calendar days of its engagement. The costs, fees and expenses of the Independent Auditor shall be allocated to and borne by the Purchaser, on the one hand, and the Company, on the other hand, based on the inverse of the percentage that the Independent Auditor’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Independent Auditor. For example, should the items in dispute total in amount to $1,000 and the Independent Auditor awards $600 in favor of Cartesian’s position, 60% of the costs of the Independent Auditor’s review would be borne by the Company, and 40% of the costs would be borne by the Purchaser.

(g)	Within five business days following the date on which a Contingent Payment Statement has been finalized by determination made by the Independent Auditor pursuant to Section 2.3(f), the payments contemplated by Section 2.3(h) shall be made.

(h)	Within five business days following the date on which a Contingent Payment Statement has been finalized by the Independent Auditor:

(i)	if the Contingent Payment Amount as determined by the Independent Auditor is greater than the Contingent Payment Amount actually paid to the Purchaser, the Company shall pay such difference to the Purchaser; and

(ii)	if the Contingent Payment Amount as determined by the Independent Auditor is less than the Contingent Payment Amount actually paid to the Purchaser, the Purchaser shall cause to be repaid to the Company such excess Contingent Payment Amount which was previously paid.

2.4	Closings.

The Convertible Note Closing and the Purchased Assets Closing (collectively, the “Closings”) shall take place at a time mutually agreed upon by the Parties on the third business day following satisfaction of the last of the conditions to the applicable Closing as set out in Article III (other than conditions which, by their nature or their express terms, are to be satisfied on the applicable closing date) and/or the Asset PA (other than conditions which, by their nature, are to be satisfied on the closing date of such acquisition) at the offices of Bennett Jones LLP, located at 4500, 855-2nd Street S.W., Calgary, Alberta, or at such other times and places as shall be mutually agreed to by the Parties. At the Convertible Note Closing and the Purchased Assets Closing, the Purchaser(s) shall pay the Convertible Note Purchase Price and the Asset Purchase Price, respectively. Each such payment shall be made by wire transfer of immediately available funds to the account designated by the Company in writing and delivered in advance of the applicable Closing to Cartesian, or by such other method as may be acceptable to the Company.

2.5	Valuation Adjustment.

(a)	In the event that, on the fifty-four month anniversary of the date hereof, Cartesian, the Purchaser and their Affiliates have, in the aggregate, but without duplication, realized a Return on Investment of greater than three and one-half times (3.5x) the Purchase Price (the “Threshold Amount”), Cartesian shall pay to the Company pursuant to Section 2.5(b) an amount equal to the sum of: (A) 30% of all cash amounts that have been actually received by Cartesian, the Purchaser and their Affiliates in excess of the Threshold Amount as of such date; and (B) 30% of any [Redacted: relates to the identification of a third party in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] Contingent Payment Amount paid by the Company to the applicable Purchaser following the date on which the Threshold Amount is attained.

(b)	Any amounts payable to the Company pursuant to Section 2.5(a) shall be payable by Cartesian, the applicable Purchaser or any of their Affiliates (y) in cash, or (z) by deducting the applicable amount from the then outstanding balance of the Convertible Note as elected by Cartesian in its sole discretion. Cartesian and the Company shall be entitled to attribute the amounts payable to the Company pursuant to Section 2.5(a) to one or more of the Convertible Notes, Purchased Assets, or Contingent Payment Rights in such proportions and amounts as they mutually agree, in writing, prior to the attribution of any such amounts.

(c)	Cartesian shall provide the Company with access to information and Cartesian personnel, in each case at the Company’s sole costs and expense, that is reasonably necessary for the Company to confirm the Return on Investment; provided, however, that the foregoing shall not require Cartesian, the Purchaser or any of their respective Affiliates to violate any agreement (whether oral or written), constitutive document or applicable law, in each case as determined solely and in good faith by Cartesian.

(d)

Within ten days of the end of each calendar quarter, Cartesian shall provide the Company with notice of any transfer or other cash realization involving the Convertible Notes, Note Shares, Purchased Assets or interest in any subsidiary of a Purchased Asset Affiliate along with the name and contact information of the transferee in order to allow the Company to confirm the current holdings of

Cartesian and any Purchaser and calculate the Return on Investment. If no such transfer or realization occurs in any calendar quarter, Cartesian shall not be obligated to provide the Company with the foregoing notice.

ARTICLE

IIICONDITIONS TO THE CONVERTIBLE NOTE CLOSING AND PURCHASED ASSETS

CLOSING

3.1	Conditions to Each Party’s Obligations.

The respective obligations of each Party to consummate the transactions described in Section 2.1 and Section 2.2 of this Agreement are subject to the satisfaction (or waiver by the respective Party), at or before each applicable Closing, of the following conditions:

(a)	That no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition which has the effect of preventing the consummation of the transactions contemplated in this Agreement is in effect; and

(b)	All consents of Governmental Entities required in connection with the applicable transactions described in this Agreement have been obtained or made, and are in full force and effect.

3.2	Conditions to Obligations of Cartesian at the Closings.

(a)	Convertible Note Closing and Purchased Assets Closing. The obligation of Cartesian to consummate (or cause the applicable Purchaser to consummate) either of the transactions, described in Section 2.1 and 2.2 of this Agreement is subject to the satisfaction (or waiver by Cartesian), at or before the applicable Closing, of the following conditions: [Note: The conditions set out in Subsections 3.2(a)(i), (ii), (iii), (iv), (vi), (vii) and (viii) have been waived by Cartesian with respect to the Convertible Note Closing in the Amending Agreement.]

(i)	Representations and Warranties Correct. The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality are true and correct, and all other representations and warranties of the Company set forth in this Agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this Agreement and as of the applicable Closing Date, with the same effect as though made as of the date of this Agreement except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(ii)	Performance of Obligations. The Company shall have performed or complied with, in each case in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the applicable Closing.

(iii)	Officer’s Certificate. The Company shall have delivered to Cartesian a certificate, executed by a duly authorized officer of the Company, dated as of the applicable Closing Date, certifying the authenticity and continued effectiveness of attached copies of the Company’s Articles of Incorporation, as amended, Bylaws and resolutions of the Company’s Board approving the transactions contemplated hereby and by the other Transaction Documents, and authorizing specific officers to execute and deliver this Agreement and each of the other Transaction Documents.

(iv)	Compliance Certificate. Cartesian shall have received a certificate dated as of the applicable Closing Date and signed by an officer of the Company on behalf of the Company stating that the conditions specified in Sections 3.2(a)(i) and (ii) have been satisfied.

(v)	Consents and Waivers. The Company shall have received the consents, approvals, authorizations, permits and waivers of all third parties necessary for the Company to consummate the applicable transactions contemplated hereby and by the Transaction Documents, including the approval of the TSX and NASDAQ, in each case in a form that is reasonably satisfactory to Cartesian.

(vi)	Material Adverse Effect. Since December 31, 2014, no event shall have occurred that would have, or be reasonably likely to result in, a Material Adverse Effect.

(vii)	Board of Directors. The Board of Directors shall not have taken any action to remove the Cartesian Designee, as applicable, from the Board of Directors.

(viii)	Security Interest. Neither the Company nor any other Person has taken any action that has or could reasonably be expected to adversely impact the security interest granted to Cartesian, as agent for the Purchasers, pursuant to Section 2.3(b)(ii).

(b)	Purchased Assets Closing. The obligation of Cartesian to consummate (or cause the applicable Purchaser to consummate) the transactions described in Section 2.2 of this Agreement is subject to the satisfaction (or waiver by Cartesian), at or before the applicable Closing, of the following conditions in addition to the satisfaction (or waiver by Cartesian) of the conditions set forth in Section 3.2(a):

(i)	Contingent Payment Right. The Company and the applicable Purchaser shall have consummated the transactions described in Sections 2.3(a) and 2.3(b) of this Agreement.

(ii)	Asset PA. All of the conditions precedent to closing the transactions contemplated in the Asset PA have been satisfied.

(iii)	Diligence. Cartesian shall be satisfied with the results of its financial, legal and business due diligence, including with respect to [Redacted: reference to third parties being seriously prejudicial to the interests of the issuer].

(c)	Convertible Note Closing. The obligation of Cartesian to consummate (or cause the applicable Purchaser to consummate) the transactions described in Section 2.1 of this Agreement is subject to the satisfaction (or waiver by Cartesian), at or before the applicable Closing, of the following conditions in addition to the satisfaction (or waiver by Cartesian) of the conditions set forth in Section 3.2(a):

(i)	Prospectus Supplement and Registration Statement. The Company shall have filed: (i) with the Canadian Securities Administrators a Prospectus Supplement to the Base Shelf Prospectus (the “Prospectus Supplement”); and (ii) with the Securities and Exchange Commission a registration statement on Form F-10 (the “Registration Statement”), in each case that is reasonably acceptable to Cartesian and qualifies the Convertible Note for distribution to the applicable Purchaser.

(ii)	Convertible Note. The Convertible Notes shall have been executed and delivered by the Company to Cartesian, as agent for the Purchaser.

(iii)	Diligence. Cartesian shall be satisfied with the results of its financial, legal and business due diligence, [Redacted: remainder of commercial term which, if disclosed, would be seriously prejudicial to the interests of the parties hereto or otherwise would be in violation of confidentiality provisions]. [Note: Waived by Cartesian with respect to the Convertible Note Closing in the Amending Agreement.]

(iv)	Fuel Systems Merger. The Company shall consummate, simultaneously with the Convertible Note Closing, the closing of the Merger pursuant to the Fuel Systems Merger Agreement.

(v)	Cost Reduction Plans. Cartesian shall be reasonably satisfied with the Company’s plans to launch a zero based budgeting and asset sale exercise [Redacted: remainder of commercial term which, if disclosed, would be seriously prejudicial to the interests of the parties hereto] (the “Cost Reduction Plan”). [Note: Waived by Cartesian with respect to the Convertible Note Closing in the Amending Agreement.]

3.3	Conditions to Obligations of the Company at the Closings.

The obligations of the Company to consummate the transactions described in Section 2.1 and Section 2.2 of this Agreement are subject to the satisfaction (or waiver by the Company), at or before the applicable Closing, of the following conditions:

(a)	Representations and Warranties Correct. The representations and warranties of Cartesian set forth in this Agreement that are qualified as to materiality are true and correct, and all other representations and warranties of Cartesian set forth in this Agreement that are not so qualified are true and correct in all material respects, in each case as of the date of this Agreement and as of the applicable Closing Date, with the same effect as though made as of such date, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)	Performance of Obligations. Cartesian or the applicable Purchaser shall have performed or complied with, in each case in all material respects, all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the applicable Closing.

(c)	Closing Certificate. Cartesian or the applicable Purchaser shall have delivered to the Company a certificate, executed by an authorized representative of Cartesian or the applicable Purchaser, as applicable, dated as of the applicable Closing Date, certifying to: (i) Cartesian’s or the applicable Purchaser’s authority to consummate the applicable transactions contemplated by this Agreement and the other Transaction Documents; and (ii) that the conditions specified in Sections 3.3(a) and (b) have been satisfied.

(d)	Approvals. All necessary approvals of the TSX and NASDAQ shall have been obtained.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Cartesian that, except as disclosed in the Company’s filings made after December 31, 2013 and before the date of this Agreement that are available on either SEDAR or EDGAR (collectively, the “Filings”), the statements contained in the following paragraphs of this Article IV are all true and correct as of the date hereof and as of each Closing Date (except to the extent made only as of a specified date, in which case as of such date):

4.1	Organization and Good Standing; Certificate of Incorporation and Bylaws.

The Company: (i) is a corporation duly organized, validly existing and in good standing under the laws of the Province of Alberta; and (ii) has all requisite corporate power and authority to carry on its business as now conducted and proposed to be conducted. The Company and each of its material Subsidiaries: (y) is duly qualified to conduct business as a foreign or extra-provincial corporation; and (z) is in good standing as a foreign or extra-provincial corporation, in all jurisdictions where the properties owned, leased or operated by it are located or where its business is conducted, except where the failure to so qualify or be in good standing is not reasonably likely to have a Material Adverse Effect.

4.2	Company Power.

The Company has all requisite legal and corporate power to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents to which it is a party. Assuming due execution and delivery by the other parties thereto, this Agreement is, and upon their execution and delivery, the Transaction Documents to which it is a party will be, valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.

4.3	Authorization.

(a)	Company Action. Except for the requirements to: (i) obtain TSX and NASDAQ approval; (ii) file the Prospectus Supplement prior to issuance of the Convertible Note; (iii) file the Registration Statement with the Securities and Exchange Commission; prior to the issuance of the Convertible Note, all corporate and legal action on the part of the Company, their officers, directors, shareholders and members necessary for the execution and delivery of this Agreement, the other Transaction Documents, the sale and issuance of the Convertible Note, or any Common Shares issuable upon conversion of the Convertible Note (“Note Shares”), the consummation of the transactions to be contemplated by the Asset PA and the performance of the Company’s obligations hereunder and thereunder, has been taken or will have been taken as at the applicable Closing Date.

(b)	Valid Issuance. The Convertible Note and the Note Shares, when issued in compliance with the provisions of this Agreement and of the Convertible Notes, as applicable, will be validly issued and, in the case of any such Note Shares, will be fully paid and non-assessable and delivered to Purchaser, or any other holder thereof, free and clear of any Liens, other than Liens which arise by action of the Purchaser or the Laws to which the Purchaser is subject.

(c)	No Voting Rights. Other than the Fuel Systems Merger Agreement and the Voting Agreement dated September 1, 2015 among the Company, and each of K&M Douglas Trust, Janes Douglas and Jean Douglas Irrevocable Descendants’ Trust, Douglas Family Trust and James E Douglas, III, in connection with the Fuel Systems Merger Agreement, there are no agreements to which the Company is a party with respect to the voting or transfer of any securities of the Company other than the Transaction Documents and, in respect of transfer of securities, its listing agreement with the TSX and NASDAQ, its ordinary-course agreements with its transfer agent and the restrictions on transfer of options and equity based awards imposed by its existing option plan and omnibus incentive plan.

(d)

Non-contravention. None of the execution, delivery and performance of and compliance with this Agreement and the other Transaction Documents, nor the issuance of the Convertible Note, transfer of applicable assets or equity interests to be contemplated by the Asset PA or granting of the Contingent Payment Right will result in or constitute any breach, default or violation of (i) any agreement, contract, lease, license, instrument or commitment (oral or written) to which the Company is a party or is bound or (ii) any Law, rule, regulation, statute or order applicable to the Company or any of its material Subsidiaries or their respective properties, including any rule imposed by the TSX or NASDAQ, or result in the creation of any Lien upon any of the properties or assets of the Company [Redacted: remainder of commercial term which, if disclosed, would be seriously prejudicial to the interests of the issuer] (other than as contemplated by the Transaction Documents).

4.4	Consents.

No consent, approval, order or authorization of, or designation, registration, declaration or filing with, any federal, state, local or provincial or other Governmental Entity or other Person on the part of the Company is required in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents or the offer, sale or issuance of the Convertible Note, Note Shares or the Purchased Assets, other than: (a) the filing of the Prospectus Supplement and Registration Statement; (b) those filings required pursuant to the rules of the TSX or NASDAQ; and (c) if required, filings or qualifications under applicable state securities laws, which filings or qualifications, if required, will be timely filed or obtained by the Company.

4.5	Capitalization.

(a)	The authorized capital of the Company, as of the date hereof, consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which: (i) 64,380,819 Common Shares and no preferred shares have been issued; (ii) 8,570 Common Shares are reserved for issuance upon the exercise of options granted pursuant to the Company’s stock option plan; (iii) 113,343 Common Shares are reserved for issuance upon the exercise of units granted under the Company’s share unit plan; and (iv) 9,458,584 Common Shares are reserved for issuance in exchange for awards issued under the Company’s omnibus incentive plan.

(b)	The rights, preferences, privileges and restrictions of the Common Shares are as stated in the Company’s Articles of Incorporation (the “Charter”) and as provided under applicable Law. The Note Shares have been duly and validly reserved for issuance.

4.6	Ownership of Subsidiaries.

(a)

The Company owns (i) directly 100% of the issued and outstanding equity securities of Westport Power Inc., Westport HK, Westport C.I.1, Westport C.I.2, and Whitehorse Merger Sub Inc. and (ii) indirectly 100% of the issued and outstanding equity shares of its other Subsidiaries, other than WWI, CWI, Minda Emer and Prins Autogas West Africa Ltd. and (b) as of the date hereof, Westport HK owns 35% of the issued and outstanding equity securities of WWI, which interest in WWI, other than cash and cash equivalents, is the sole asset of Westport HK.

4.7	Changes.

Since December 31, 2014, except as disclosed in any Filing, there has not occurred or could reasonably be expected to occur any of the following:

(a)	Any Material Adverse Effect;

(b)	Any resignation or termination of any officer of the Company, other than Mehran Rahbar;

(c)	Any material change, except in the ordinary course of business, in the contingent obligations of the Company or its Subsidiaries by way of guaranty, endorsement, indemnity, warranty or other contractual arrangement;

(d)	Any damage, destruction or loss, whether or not covered by insurance, that is material to the business or operations of the Company and its Subsidiaries;

(e)	Any waiver by the Company or any Subsidiary of a material right or of a material debt owed to it;

(f)	Any material change in any compensation arrangement or agreement with any individual holding the title of executive vice president or any title in the Company superior to the foregoing, officer or director other than routine annual increases in compensation or promotions or bonuses awarded in the ordinary course of business or the reinstatement of prior compensation subsequent to any voluntary reductions;

(g)	To the Knowledge of the Company, any material labor organization activity related to the Company or any Subsidiary;

(h)	Any debt, obligation or liability incurred, assumed or guaranteed by the Company or any Subsidiary, except for immaterial amounts and for current liabilities incurred in the ordinary course of business;

(i)	Any sale, assignment or transfer of any material Proprietary Asset, other than the nonexclusive license by the Company or any Subsidiary of such Proprietary Assets to customers, suppliers or contract manufacturers in the ordinary course of business consistent with past practices;

(j)	Any change in any Material Contract to which the Company or any Subsidiary is a party or by which it is bound, which change has had or could reasonably be expected to have a Material Adverse Effect;

(k)	Any declaration, or payment in respect of, any dividend or other distribution upon any shares of capital stock of the Company; or

(l)	Any arrangement or commitment by the Company or any Subsidiary to do any of the acts described in this Section 4.7.

4.8	Compliance with Company Instruments and Laws.

Neither the Company nor any of its material Subsidiaries is in material violation of any provisions of its respective Organizational Document, each as currently in effect. The Company and each of its Subsidiaries has been and is in compliance in all respects with all applicable Laws, except where failure to be in compliance is not material to the business or operations of the Company or its Subsidiaries, as applicable. The Company and each of its material Subsidiaries has been and is currently in compliance in all respects with all applicable Laws relating to the importation or exportation of its products, except where failure to be in compliance would not be material to the business or operations of the Company or its Subsidiaries, as applicable. All material Permits and other authorizations by Governmental Entities held by the Company and its Subsidiaries and which are necessary to their businesses are valid and sufficient in all material respects for the businesses presently carried on by them.

4.9	Illegal Payments; Corruption.

None of the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries has, except as would not, individually or in the aggregate, reasonably be expected to result in material liability, fine or judgment to the Company and its Subsidiaries, determined on a consolidated basis: (i) paid, caused to be paid, agreed to pay, or offered, directly or indirectly, in connection with the business of the Company, any payment or gift given to any person acting in an official capacity for any Governmental Entity, to any political party or official thereof, or to any candidate for political office (each, a “Government Official”) with the purpose of (w) influencing any act or decision of such Government Official in his official capacity; (x) inducing such Government Official to perform or omit to perform any activity related to his legal duties; (y) securing any improper advantage; or (z) inducing such Government Official to influence or affect any act or decision of any Governmental Authority, in each case, in order to assist the Company or any Affiliate thereof in obtaining or retaining business for or with, or in directing business to, the Company or any Affiliate thereof; (ii) made any illegal contribution to any political party or candidate; or (iii) intentionally established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose. Without limiting any of the foregoing, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries has taken any action that would violate the Canadian Corruption of Foreign Public Officials Act or U.S. Foreign Corrupt Practices Act or any other applicable anti-bribery Law, nor has paid, caused to be paid, agreed to pay, or offered, directly or indirectly, in connection with the business of the Company, any bribe, kickback, other similar illegal payment or gift, to any supplier or customer.

4.10	Filings.

(a)	Compliance with Filing Requirements. The Company has filed all reports, schedules, forms, statements, exhibits and other documents required to be filed by it with the securities commissions or other applicable provincial and national securities regulatory authorities, including the TSX and NASDAQ. As of the date of the Filings, such Filings, as they may have been subsequently amended by Filings made by the Company with applicable Canadian securities regulatory authorities, the Securities and Exchange Commission or the TSX or NASDAQ prior to the date hereof, complied in all material respects with the requirements of applicable securities Laws applicable to the Filings. None of the Filings, as of the date filed and as they may have been subsequently amended by filings made by the Company with the applicable securities regulatory authority prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has made no confidential filings with the securities commissions or other applicable provincial and national securities regulatory authorities, including the TSX and NASDAQ.

(b)	Financial Information and Related Matters. The financial statements of the Company included in the Filings comply in all material respects with applicable accounting requirements and the rules and regulations of the applicable securities regulators with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with U.S. generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial condition of the Company and the Subsidiaries that are consolidated as part of such financial statements as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

(c)	Senior Indebtedness. As of the date hereof, the total outstanding amount (including principal and accrued interest thereon) of the Company’s and its Subsidiaries Senior Indebtedness is no greater than $62,000,000. The Company has no present agreement or intention to issue or incur any Senior Indebtedness in addition to the foregoing, other than in the ordinary course of business consistent with past practice or as will be assumed by the Company in connection with the Merger.

4.11	Listing.

The Common Shares are listed for trading on the TSX and NASDAQ and satisfy the requirements for continuation of such listing in all respects. The Company has not received any notice from the TSX or NASDAQ that its Common Shares will be delisted from the TSX or NASDAQ or that its Common Shares do not meet all requirements for listing.

4.12	Stop Transfer.

The Company has not issued any stop transfer order or other order impeding the sale and delivery of any of the Note Shares.

4.13	[Redacted]

[Redacted: representation regarding the existence and non-breach of agreements with third parties redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

4.14	Reporting Issuer Status.

The Company is a reporting issuer not in default in any material respect of any requirement under Canadian or United States securities Laws.

4.15	Undisclosed Liabilities.
(a)	Except for (i) those liabilities that are reflected or reserved for in the consolidated financial statements of the Company for the nine months ended September 30, 2015, (ii) liabilities incurred since September 30, 2015 in the ordinary course of business consistent with past practice, and (iii) liabilities incurred pursuant to the transactions contemplated by this Agreement, the Company and its Subsidiaries do not have any material liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise).

(b)	No Minority Subsidiary has any material liability or obligation, the payment or fulfillment of which has been guaranteed by the Company and, to the Knowledge of the Company, there are no facts or circumstances that could reasonably likely result in any such liability or obligation.

(c)	To the Knowledge of the Company, CWI does not have any material liabilities or obligations of any nature whatsoever (whether accrued, absolute, contingent or otherwise) other than (i) those liabilities that are reflected or reserved for in the consolidated financial statements of CWI for the nine months ended September 30, 2015, and (ii) liabilities incurred since September 30, 2015 in the ordinary course of business consistent with past practice.

4.16	Brokers.

Except for the amount of $[Redacted: commercial term which, if disclosed, would be in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] payable to [Redacted: commercial term which, if disclosed, would be in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] on the [Redacted: commercial term which, if disclosed, would be in violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer], no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

4.17	Litigation.

There is no Proceeding pending or, to the Knowledge of the Company, threatened, by any Person and to the Knowledge of the Company, there is no investigation pending by any Governmental Entity, in each case against the Company or any of its Subsidiaries that could reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor any of the Company or any of its Subsidiaries’ respective property, is subject to any outstanding judgment, order, writ, injunction or decree of any Governmental Entity. Neither the Company nor any of its Subsidiaries is in default with respect to any judgment, order or decree of any Governmental Entity.

4.18	Taxes.

(a)	The Company and each of its Subsidiaries has filed with the appropriate Governmental Entity (other than Westport HK, which is in the process of filing and the filing of an Indian tax return for which no taxes are due) all Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct, subject in each case to such exceptions as, individually or in the aggregate would not reasonably be expected to be material. The Company and each of its Subsidiaries has duly paid (or there has been paid on their behalf), or made adequate provisions for, all material Taxes required to be paid by them.

(b)

(i) There are no audits or other proceedings pending or to the Knowledge of the Company, investigations by any Governmental Entity, with regard to any material Taxes or Tax Returns of the Company or any of its Subsidiaries; (ii) no deficiency for Taxes of the Company or any of its Subsidiaries has been claimed, proposed or assessed in writing or, to the Knowledge of the Company, threatened, by any Governmental Entity, which deficiency has not yet been settled, except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect; and (iii) none of the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year.

(c)	Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” or “substantially similar” transaction, within the meaning of Treasury Regulations Section 1.6011-4(b)(2), or in any “reportable transaction”, within the meaning of section 237.3 of the Income Tax Act (Canada). Each of the Company and, if required by Law, the Subsidiaries is duly registered under subdivision (d) of Division V of Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and harmonized sales tax and under Division I of Chapter VIII of Title I of the Quebec Sales Tax Act with respect to the Quebec sales tax.

(d)	Neither the Company nor any of its Subsidiaries has requested, has received or is subject to any written ruling of a Governmental Entity or has entered into any written agreement with a Governmental Entity with respect to any Taxes.

(e)	Each of the Company and the Subsidiaries, in all material respects, has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entities any such amounts required by Law to be remitted by it.

4.19	Environmental Matters.

The Company and its Subsidiaries are in compliance with all, and for the past five (5) years have not violated any, applicable Environmental Laws, except where failure to be in such compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries has Released any Hazardous Materials in a manner that would reasonably be expected to result in liability to any of them or that would reasonably be expected to adversely affect any of their operations except in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, Hazardous Materials are not present at, under, in or affecting any real property currently or formerly owned, leased or used by the Company or any of its Subsidiaries, or at any location to which Hazardous Materials have been sent for re-use or recycling or for treatment, storage or disposal, that would reasonably be expected to give rise to liability of or adversely affect the operations of the Company or any of its Subsidiaries, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.20	Intellectual Property.

(a)

The Company has provided to Cartesian a correct and complete list of all patent registrations and applications for registration owned by the Company or its Subsidiaries. Except as set forth on Schedule 4.20(a), the Company or one of its Subsidiaries is the sole and exclusive owner of each such registration and application for Intellectual Property and each such item is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b)	Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement, (i) the Company and its Subsidiaries own or are licensed or otherwise possess valid rights to use all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as it is currently conducted and as contemplated to be conducted, (ii) the conduct of the business of the Company and its Subsidiaries as it is currently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (iii) there are no pending or threatened claims with respect to any of the Intellectual Property rights owned by or purported to be owned by the Company or any of its Subsidiaries, (iv) no third party is currently infringing or misappropriating Intellectual Property rights owned by or purported to be owned by the Company or any of its Subsidiaries, (v) there are no orders, writs, injunctions, or decrees to which the Company or any of its Subsidiaries is subject with respect to any Intellectual Property, (vi) the transactions contemplated by this Agreement will not alter in a manner materially adverse to the Company or any of its Subsidiaries, or materially impair the Company’s or any of its Subsidiaries’ rights in, or with respect to, any Intellectual Property described in Section 4.20(b)(i), (vii) all licenses and consents to use Intellectual Property of third parties which is necessary to conduct the business of the Company and its Subsidiaries as currently conducted, to the Knowledge of the Company, are in full force and effect and no default or material noncompliance exists on the part of the Company or its Subsidiaries or, to the knowledge of the Company, on the part of other companies thereto, (viii) the Intellectual Property owned or purported to be owned by the Company or its Subsidiaries does not include any Intellectual Property in respect of which any officers, employees, consultants or contractors of the Company or its Subsidiaries have any rights and all current and former officers, employees, consultants and contractors of the Company and its Subsidiaries have assigned in writing all of their rights in any such Intellectual Property and have waived in writing any such moral rights therein and (ix) the Company and its Subsidiaries have taken commercially reasonable steps with current and former officers, employees, consultants and contractors of the Company to maintain the secrecy and confidentiality of all trade secrets owned by the Company or any of its Subsidiaries.

(c)

(i) Neither the Company nor any of its Subsidiaries has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that could reasonably be expected to require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, and (ii) no funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, any material Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries, except for any such funding or use of facilities or personnel that does not result in such Governmental Entity or institution obtaining ownership rights or any other similar right, title or interest (including any “march in” rights) in or to such Intellectual Property.

(d)	To the Knowledge of the Company, there have been no security breaches in the information technology systems of the Company or any of its Subsidiaries or the information technology systems of a third party to the extent used by or on behalf of the Company or any of its Subsidiaries.

(e)	There are no Liens on any of the Intellectual Property, except as required by the [Redacted: reference to third party agreement redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer].

4.21	Employee Benefit Plans.

(a)	The Company has provided Cartesian with a true and complete list of each material Company Benefit Plan. Each Company Benefit Plan has been administered in all material respects in accordance with its terms and applicable Laws. All material employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Company Benefit Plan have been paid or remitted in a timely fashion or properly accrued and reflected in the most recent consolidated balance sheet prior to the date hereof in compliance in all material respects with its terms and all Laws.

(b)	Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has either received, or may rely upon, a favorable determination or opinion letter from the United States Internal Revenue Service as to its qualified status and, to the Knowledge of the Company, no event has occurred that could be reasonably expected to adversely affect the qualified status of any such Company Benefit Plan. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has engaged in a nonexempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Company Benefit Plan that could result in material liability to the Company and its Subsidiaries, taken as a whole. Each Company Benefit Plan maintained for employees located in Canada that is intended to qualify for tax-preferred or tax-exempt treatment has been duly registered in accordance with applicable Law, and, to the Knowledge of the Company, no event has occurred with respect to any such Company Benefit Plan that could result in the revocation of the registration of such Company Benefit Plan or which could otherwise reasonably be expected to adversely affect the tax status of such Company Benefit Plan.

(c)

None of the Company, any of its Subsidiaries or any of their ERISA Affiliates, has or could reasonably be expected to have material liability in connection with: (i) an employee pension benefit plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), a “multiple employer plan” (as defined in Section 413(c) of the Code) or a Multiemployer Plan, (iii) a “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada), (iv) any benefit plan maintained for Canadian employees to which the Company or its Subsidiaries are required to contribute and which is not maintained or administered by the Company or its Subsidiaries or any of their Affiliates, and (v) any plan or arrangement which provides post-employment retiree medical or welfare benefits, except as required by applicable Law.

(d)	Neither the Company nor its Subsidiaries has any formal plan or has made any legally binding promise or commitment to create any additional material benefit plans which would be considered to be a Company Benefit Plan once created or to amend the terms of any Company Benefit Plan to materially increase the cost of the benefits provided under any such Company Benefit Plan.

(e)	Neither the execution of this Agreement nor the closing of the investments contemplated hereby will: (i) accelerate the time of payment, vesting or funding or result in any payment of compensation or benefits to any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries; (ii) give rise to any payment or benefit by the Company or any of its Subsidiaries to any of their current or former employees or other service providers; or (iii) result in any severance or other payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee, officer, director, consultant or other service provider of the Company or any of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES BY CARTESIAN

Cartesian represents, and warrants to, and covenants with, the Company as follows:

5.1	Authority.

Cartesian is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware. Cartesian has the requisite legal right and power, as applicable, to enter into, execute, deliver and perform its obligations under this Agreement and the other Transaction Documents. Assuming due execution and delivery by the other Parties, this Agreement is, and upon their execution, the other Transaction Documents to which Cartesian is a party will be, valid and binding obligations of Cartesian, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally. The entering into of this Agreement and the other Transaction Documents and the transactions contemplated thereby will not result in a violation of any of the terms or provisions of any Law applicable to Cartesian, or any of its Organizational Documents, or any material agreement to which it is a party or by which it is bound.

5.2	General Solicitation.

Neither Cartesian nor the Purchaser is purchasing the securities as a result of any advertisement, article, notice or other communication regarding the securities published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.3	Disclosure of Information to Regulatory Authorities.

Cartesian acknowledges, on behalf of itself and any Purchaser, that the Company may be required to disclose to securities commissions, stock exchanges or other Governmental Entities the name and address of Cartesian and the Purchaser(s), the number and type of securities purchased and the purchase price for such securities, and, if required by applicable securities legislation, regulations, rules, policies or orders or by any securities commission, stock exchange or other regulatory authority, Cartesian will, in a timely manner, assist the Company in obtaining such necessary consents and filing such reports, undertakings and other documents with respect to the distribution of the securities as may be required or requested by the Company to enable the Company to comply with applicable securities legislation, regulations, rules, policies or orders or the requirements of any securities commission, stock exchange or other regulatory authority, unless Cartesian or any of its Affiliates is prohibited from so assisting the Company by the terms or provisions of any Law, or any of such Person’s Organizational Documents, or any material agreement to which Cartesian or any of its Affiliates is party or by which any such Person is bound.

5.4	Proceeds of Crime.

The funds representing the respective Purchase Price advanced by Cartesian and/or the Purchaser hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) (the “PCMLA”), and it acknowledges that the Company may in the future be required by law to disclose its name and other information relating to this Agreement and the subscription hereunder, on a confidential basis, pursuant to the PCMLA. To the best of Cartesian’s knowledge, none of the subscription funds provided to pay the Purchase Price: (i) have been or will be derived from or related to any activity that is deemed criminal under the laws of Canada, the United States of America, or any other jurisdiction; or (ii) are being tendered on behalf of a Person that has not been identified to it.

5.5	No Governmental Review.

The Purchaser understands that no U.S. Governmental Entity has passed on or made any recommendation or endorsement of the Convertible Notes or any Note Shares, or the fairness or suitability of the investment in the Convertible Notes or any Note Shares, nor have such U.S. Governmental Entities passed upon or endorsed the merits thereof.

ARTICLE VI

COVENANTS

The Company and Cartesian, on behalf of itself and any Purchaser, as applicable, covenant and agree that from and after the date hereof:

6.1	Access.

To the extent permitted by Law and not in contravention of the rights of third parties, the Company shall permit representatives of Cartesian to have reasonable access to the properties of the Company and its Subsidiaries, to examine the corporate books and make copies or extracts therefrom or to discuss the affairs, finances and accounts of the Company and its Subsidiaries with the principal officers and employees of the Company upon request, all during normal business hours and subject to other reasonable restrictions by the Company. For greater certainty, the foregoing shall not in any manner limit the access to the Company’s information, corporate books and personnel that the Cartesian Designee would otherwise be entitled to by applicable Laws, the Organizational Documents or any agreement between Cartesian or the Cartesian Designee, on the one hand, and the Company or any of its Subsidiaries, on the other hand.

6.2	Communication with Accountants.

Within five (5) days of the date hereof, the Company shall authorize the Cartesian Designee to communicate with its independent chartered accountants and tax advisors to the same degree afforded to any other member of the Company’s Board. Notwithstanding the foregoing, the Company shall facilitate discussions between such accountants or tax advisors and Cartesian representatives in the event Cartesian reasonably desires to speak with such accountants, and shall authorize those accountants to disclose to Cartesian any and all reasonably requested financial statements and other supporting financial documents and schedules including copies of any management letter with respect to the business, financial condition and other affairs of the Company and any of its material Subsidiaries. If such requests are not also made by the Board or have not otherwise been previously prepared by the accountants, Cartesian shall bear the reasonable out-of-pocket costs of the Company for providing any such original materials. Any such information provided to Cartesian may additionally be provided to the Company’s directors at their request or at the Company’s own determination.

6.3	Tax Law Compliance.

(a)

The Company shall pay all transfer, excise, withholding or similar Taxes (not including income or franchise taxes) that it is obligated by the applicable Law and/or this Agreement to pay in connection with the issuance, sale, delivery or transfer by the Company to Purchaser of the Convertible Note and Purchased Assets or payment of any Contingent Payment Amount. The Company shall not be responsible for any Taxes in connection with the transfer by Purchaser of any

Convertible Note, Purchased Assets or Note Shares or any other Taxes which it is not obligated by applicable Law to pay in its capacity as borrower.

(b)	The Parties hereby agree that an obligation to withhold Tax may apply with respect to payments of interest on the Convertible Notes or on the Contingent Payment Amounts, and if applicable, the Company may withhold all such Taxes from any such interest or Contingent Payment Amounts paid to Cartesian or any Purchaser without any gross up or indemnifications.

(c)	Following the Closing, each Party agrees to work with the other Party and its advisors diligently and in good faith to agree upon and implement a variation to the terms of the Contingent Payment Rights intended to achieve a more tax-efficient structure; provided such structure will not materially adversely affect the Company and its Subsidiaries. Such variation would be implemented as soon as reasonably practicable (and in any event within twelve (12) weeks) from Cartesian proposing such a structure to the Company. Cartesian would bear solely all of the Parties’ reasonable costs incurred in connection with implementing such structure.

6.4	Election of Cartesian Representative to the Board of the Company.

(a)	The Company’s Board of Directors (the “Board” or the “Company’s Board”) has taken all actions necessary to cause to be appointed to the Board, effective promptly following the closing of Cartesian’s acquisition of the Contingent Payment Right, Peter Yu, and Cartesian shall have received evidence reasonably satisfactory to it of the taking of such actions.

(b)	For so long as Cartesian together with its Affiliates (including any applicable Purchaser(s)) hold in aggregate at least the Minimum Threshold, the Company shall take all such actions as are necessary to have Peter Yu or an individual nominated by Cartesian (in the event that Peter Yu is incapable of serving for any reason, as determined by Cartesian acting reasonably and in good faith) serve as a member of the Board and be nominated for election by Company shareholders as a member of the Board (for years following Peter Yu’s or the applicable Cartesian Designee’s, as applicable, initial term). In the event that Cartesian together with its Affiliates (including any applicable Purchaser(s)) fails or ceases to hold at least the Minimum Threshold, all rights of Cartesian to designate Peter Yu or another individual to serve, or be nominated for service, on the Board hereunder shall cease, however Peter Yu or the applicable Cartesian Designee, as applicable, shall remain a member of the Board in such instance unless and until the Board takes action to remove Peter Yu or the Cartesian Designee, as applicable, therefrom or requests his resignation from the Board. In the event the Board requests such resignation, Peter Yu or the Cartesian Designee, as applicable, shall promptly resign.

6.5	Stop-Orders.

(a)	The Company will advise Cartesian promptly after it receives notice of issuance by any provincial securities commission, any state securities commission or any other regulatory authority of any cease trade order, stop order or of any order preventing or suspending any offering of or trading in any securities of the Company, or of the suspension of the qualification of the Common Shares of the Company for offering or sale in any jurisdiction, or the initiation of any proceeding for any such purpose.

(b)	The Company will not issue any stop transfer order or other order impeding the sale and delivery of any of the Note Shares, except as required by applicable Law.

6.6	Listing.

To the extent not already done so, the Company shall promptly apply to cause any Note Shares to be approved for listing on the TSX and NASDAQ. The Company will maintain the listing of its Common Shares on the TSX and NASDAQ or other national securities exchange, and will comply in all material respects with the Company’s reporting, filing and other obligations under the by-laws and rules of such exchanges, as applicable.

6.7	Market Regulations.

The Company shall notify the TSX and NASDAQ of, and make all necessary filings with provincial securities regulators, in accordance with their requirements, in connection with, the transactions contemplated by this Agreement, and shall take all other necessary action and proceedings as may be required and permitted by applicable Law, for the legal and valid issuance of the Convertible Notes and the Note Shares to Purchaser, and promptly provide copies of all such notices and filings to Purchaser.

6.8	Reporting Requirements.

The Company will file with each provincial securities regulator in Canada all reports required to be filed pursuant to applicable securities Laws on a timely basis taking into account any and all extensions granted or permitted by the applicable securities regulator, and refrain from terminating its status as a reporting issuer in each such province.

6.9	Information.

All material non-public information and data, in whatever form, obtained by Cartesian or Purchaser in respect of the Company and the subject-matter of this Agreement shall be subject to the terms of the Non-Disclosure Agreement dated May 11, 2015 between the Company and Cartesian.

6.10	No Short Selling.

For so long as Cartesian together with its Affiliates (including any applicable Purchaser(s)) hold in aggregate at least the Minimum Threshold, neither Cartesian,

Purchaser nor any of their Affiliates will engage in any transaction which is designed to sell short the Common Shares. In addition, Cartesian represents that as of the date of this Agreement neither Cartesian nor any Purchaser has any existing short position in the Company’s Common Shares, nor has Cartesian or any Purchaser executed any derivative instruments with any third party, which in either case is designed to dispose of the Common Shares.

6.11	Identity of Holder.

Cartesian covenants and agrees to inform the Company of the identity of all Purchasers, each Person to whom such Convertible Notes are assigned or transferred, and each holder of Convertible Notes at any time where a change has occurred in the identity of such holders.

6.12	Stream Facility.

Cartesian covenants and agrees that it shall provide the Company with access of up to $20,000,000 in capital in order to support two or more product development ventures of the Company or a Subsidiary thereof, as may be agreed upon between Cartesian and the Company (any such capital actually invested by Cartesian or any of its Affiliates, the “Additional Investment”). In consideration for providing all or a portion of the Additional Investment to the Company, Cartesian shall be entitled to such payment on products developed by any venture financed in whole or in part by any Additional Investment as may be agreed upon between Cartesian and the Company. Each of the Company and Cartesian covenant and agree that they shall use their reasonable commercial efforts to identify and negotiate the terms of the funding and payment associated with such ventures as soon as practicable following date hereof, with the purpose of providing to Cartesian and its Affiliates a reasonable commercial return reasonably similar to those anticipated from the payment by the Company of the Contingent Payment Amounts, measured both by time and dollar amount.

6.13	Issuance of Additional Indebtedness; Seniority of Convertible Notes.

The Company covenants and agrees that it shall not, without the prior written consent of Cartesian, during the period in which Cartesian together with its Affiliates (including any applicable Purchaser(s)) continues to hold the Minimum Threshold:

(a) issue or permit any Subsidiary to issue guarantees of any indebtedness of any other Person;

(b) issue or incur any indebtedness ranking senior to or pari passu with the Convertible Notes, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid); or

(c) permit any subsidiary to issue or incur any indebtedness, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid);

provided that notwithstanding the foregoing the Company and its Subsidiaries may issue or incur indebtedness constituted of (x) Successor Debentures and (y) the unutilized portion (as measured on the date hereof) of any lines of credit or existing credit facilities, bankers acceptances, letters of credit, hedging agreements, credit cards, leases and similar indebtedness (including any such facilities or indebtedness assumed by the Company as part of the Merger) and (z) other indebtedness, which if such indebtedness is issued by the Company must rank pari passu with or junior to the Convertible Notes; and provided, further, that the total amount of the indebtedness collectively referred to in (y) and (z) above (including principal and accrued interest thereon and whether issued by the Company or any Subsidiary thereof) shall not exceed, at any point in time following its issuance or incurrence, $3,270,000. For purposes of calculating such $3,270,000 amount, in the event that any such additional incurred indebtedness is denominated in a currency other than U.S. dollars the foreign exchange rate to be used in determining such amount shall be the rate in effect as at the original date of this Agreement; and provided, further, that, upon and following the consummation of the Merger, the issuance or incurrence of guarantees and indebtedness otherwise restricted by the foregoing limitations set out in clauses (a) and (c) shall not be a breach of such limitations so long as the total of indebtedness and guarantees of the Company and its Subsidiaries is and remains below the Total Debt Limit (as defined below), it being understood that if the total of indebtedness and guarantees of the Company and its Subsidiaries exceeds the Total Debt Limit, the existence of guarantees and indebtedness that would have been otherwise restricted by the foregoing limitations set out in clauses (a) and (c) shall be cured by the Company within 90 days and, failing such cure, treated as a breach of the limitations set out in clauses (a) and (c) unless and until such indebtedness again falls to or below the Total Debt Limit. The Company, acting in good faith, shall use reasonable commercial efforts to prevent Fuel Systems Solutions, Inc. or any of its subsidiaries from incurring any material indebtedness that would be reasonably likely to cause the Company and its Subsidiaries to have total indebtedness in excess of $65,270,000 (or, upon consummation of the Merger, the greater of (i) $65,270,000; and (ii) twice the annual EBITDA of the combined Company and its Subsidiaries (giving pro forma effect to the consummation of the Merger), calculated no more frequently than once per year and utilizing the Company’s and its Subsidiaries’, consolidated audited financial statements (the greater of (i) and (ii), the “Total Debt Limit”)), which efforts for greater clarity shall include the Company and its Affiliates utilizing or exercising any consent rights contained under the Merger Agreement with respect to any such incurrence. If Fuel Systems Solutions, Inc. or any of its subsidiaries does incur any such indebtedness despite the Company complying with its obligation in the immediately preceding sentence, the Company shall notify Cartesian promptly, and in any event prior to 11:59 p.m. ET on the date following the date on which the Company learns of such incurrence, and Cartesian hereby agrees to consider in good faith an amendment to the limitations contained in the provisos to the first sentence of this Section 6.13.

6.14	Prospectus Supplement and Registration Statement.

The Company shall complete and file with all relevant regulatory authorities the Prospectus Supplement and Registration Statement on or prior to the Convertible Note Closing and Cartesian covenants that it shall provide such reasonable assistance as the Company may require with respect to such filing.

6.15	[Redacted]

[Redacted: agreement by the Company not to terminate or amend certain agreements with third parties redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

6.16	Interim Operating Covenant.

Prior to the Convertible Note Closing, the Company and its Subsidiaries shall use their commercially reasonable efforts to operate their businesses in the ordinary course, and, without the prior written consent of Cartesian (which consent shall not be unreasonably withheld, conditioned or delayed), shall not, except in connection with the transaction contemplated in the Fuel Systems Merger Agreement:

(a)	declare, or make payment in respect of, any dividend or other distribution upon any shares of capital stock of the Company;

(b)	redeem, repurchase or acquire any capital stock of the Company or any of its Subsidiaries, other than repurchases of capital stock from employees, officers or directors of the Company or any of its Subsidiaries in the ordinary course of business pursuant to any of the Company’s agreements or plans in effect as of the date hereof;

(c)	amend the Organizational Documents of the Company or any Subsidiary, except as required in connection with the Merger;

(d)	authorize, issue or reclassify any capital stock, or securities exercisable for, exchangeable for or convertible into capital stock, of the Company or any Subsidiary other than issuances of capital stock, or securities exercisable for, exchangeable for or convertible into capital stock, of the Company to employees, officers and directors of the Company or any of its Subsidiaries in the ordinary course of business pursuant to any of the Company’s agreements or plans in effect as of the date hereof; or

(e)	agree or commit to do any of the foregoing.

6.17	Company Covenants.

(a)	Affirmative Covenants. The Company covenants that, so long as Cartesian together with its Affiliates (including any applicable Purchaser(s)) continues to hold the Minimum Threshold or the Contingent Payment Right shall remain in effect, the Company shall, and shall cause its Subsidiaries to:

(i)	carry on and conduct its activities in a proper, efficient and business-like manner and in accordance with good business practices, and do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights;

(ii)	comply with all applicable laws of any Governmental Entity, non-compliance with which could materially adversely affect its business or condition, financial or otherwise, on a consolidated basis, except non-compliance being contested in good faith through appropriate proceedings so long as the Company shall have set up and funded sufficient reserves, if any, required under GAAP with respect to such items;

(iii)	pay, observe or perform any other covenant, obligation, condition or agreement contained in the Transaction Document and all other agreements with Cartesian or any of its Affiliates; and

(iv)	deliver, or otherwise make available via SEDAR or EDGAR, all information (including, without restriction, quarterly unaudited and annual audited financial statements and related management’s discussion and analysis) required to be delivered by it to its shareholders pursuant to applicable securities Laws, within the time periods required thereby.

In addition and without limiting the foregoing in any way, the Company covenants that, so long as a Cartesian Designee shall remain on the Board, the Company shall, and shall cause its Subsidiaries to maintain a directors and officers insurance policy that shall (1) be reasonably acceptable to Cartesian and (2) provide coverage to the Cartesian Designee or any other officer or directors affiliated with Cartesian or any of its Affiliates so long as any such individual is employed, engaged or otherwise providing any service to (including serving as a Director of) the Company or any Subsidiary thereof.

(b)	Negative Covenants. The Company covenants that so long as Cartesian together with its Affiliates (including any applicable Purchaser(s)) continues to hold the Minimum Threshold, without the prior written consent of Cartesian, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(i)

other than with respect to such sales of interests in any Affiliate or subsidiary of a Purchased Asset Affiliate as have been disclosed in writing to Cartesian prior to the date hereof, directly or indirectly make any material acquisitions (including by merger, consolidation, acquisition of stock or acquisition of assets) or material dispositions of any Subsidiary

(including by merger, consolidation, sale of stock or sale of assets) provided, that (following consummation of the Merger) Cartesian will not unreasonably withhold its prior written consent to the sale of all or substantially all of the assets and business of IMPCO Technologies, Inc., as existing as of the date of the closing of the Merger (other than changes in the ordinary course of business), and each of its subsidiaries, each as existing as of the date of the closing of the Merger (the “Industrials Division”), provided that (A) such sale is unanimously approved by the Company’s Board of Directors (subject to any recusal of Cartesian’s director) prior to January 1, 2020, (B) such sale is executed on terms, taken as a whole, that are not materially less favorable to the Company than would be obtained in an arms’ length transaction and the Company obtains a letter or opinion from an independent accounting, appraisal, investment banking firm or consultant of national reputation with respect to the fairness from a financial point of view to the Company of the arm’s-length nature of the terms, and (C) if reasonably requested by Cartesian following such sale, the Company and its Subsidiaries, as applicable, shall grant and perfect a security interests to Cartesian or its applicable Affiliate(s) in incremental assets that are not prohibited from being so pledged as security, sufficient to secure payment of the Contingent Payment Amounts, the terms and documents of such security interest to be substantially equivalent to those contained in Section 2.3(b)(ii), mutatis mutandis. In the event that it is necessary to so grant and perfect a security interest in any incremental assets, such incremental assets shall not consist of any assets of Fuel Systems of any of its Subsidiaries owned by them as of the date of the closing of the Merger or any equity interests in Fuel Systems or any of its Subsidiaries;

(ii)	incur or make material capital expenditures which are not contemplated in a Board approved annual budget;

(iii)	repurchase any Common Shares (other than repurchases of Common Shares in connection with a termination of the applicable holder’s employment or engagement by the Company or subsidiary thereof);

(iv)	engage or permit any action or omission that could reasonably be expected to breach the representations contained in Section 4.9 of this Agreement if such representation were made as of, or subsequent to, the date of such action or omission;

(v)	enter into any material agreement or engage in any material business activity, arrangement or relationship with any of the Company’s or any of its Subsidiaries’ officers, directors, employees, members, partners, shareholders, lenders or debt security holders, or any Affiliate of the foregoing;

(vi)	terminate the registration of the Common Shares under applicable Laws or delist the Common Shares from the TSX or NASDAQ or take any action or omission that is reasonably likely to result in the foregoing;

(vii)	permit (x) the Company or any Affiliate to approve or to refrain from approving any material action set forth in [Redacted: reference to a third party agreement redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer] or (y) the Company’s representation to [Redacted: reference to a third party agreement redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer]; or

(viii)	agree or commit to do any of the foregoing.

In addition and without limiting the foregoing in any way, the Company covenants that so long as any Note Shares shall remain outstanding and are held by Cartesian or any Affiliate or the Contingent Payment Right shall remain in effect, without the prior written consent of Cartesian, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly amend the Organizational Documents of the Company or any of its Subsidiaries in a manner that is or could reasonably be considered to be adverse to Cartesian and its Affiliates, including the applicable Purchaser, except as may be required in connection with the Merger.

(c)	Cost Reduction Plans. Without limiting the generality of Section 6.1, the Company covenants that beginning on the date hereof until Cartesian is satisfied, acting reasonably, with the implementation and execution of the Cost Reduction Plan, the Company will reimburse Cartesian for up to One Hundred and Seventy-Five Thousand Dollars ($175,000) per year of all costs related to a Cartesian employee who will spend fifty percent (50%) of such individual’s working time assisting the Company with such implementation and execution. For the avoidance of doubt, such costs shall be inclusive of such individual’s compensation as well as all other costs related to Cartesian employing such individual.

(d)	Collateral; Security Interest.

(i)

Promptly and in any event within 30 days following consummation of the Merger, the Company shall work in good faith and use reasonable best efforts to have executed and delivered to Cartesian, as agent for the Purchasers, a fully executed copy, in form and substance reasonably satisfactory to Cartesian, of (i) an amended and restated copy of the Pledged Intellectual Property Security Agreement [Redacted: reference to a third party agreement redacted due to violation of confidentiality provisions or is otherwise seriously prejudicial to the interests of the issuer.]

(ii)	Promptly and in any event within three (3) business days following (x) the date hereof, the Company shall perfect any security interest granted to Cartesian or an Affiliate thereof pursuant to Section 2.3(b)(ii) and (y) consummation of the Merger, the Company shall perfect any security interest granted to Cartesian or an Affiliate thereof that result from the Company’s efforts pursuant to Section 6.17(d)(i).

ARTICLE VII

INDEMNIFICATION

7.1	Indemnity.

(a)	The Company hereby agrees to indemnify and defend and hold harmless Cartesian, Purchaser, each of their respective Affiliates, successors and assigns and each of their respective officers, directors, employees and agents (a “Cartesian Indemnified Party” or collectively the “Cartesian Indemnified Parties”) from and against, and agree to pay or cause to be paid to the Cartesian Indemnified Parties all amounts equal to the sum of, any and all claims, demands, costs, expenses, losses and other liabilities of any kind (other than exemplary, special or punitive damages), of such Cartesian Indemnified Parties (“Losses”) that the Cartesian Indemnified Parties may incur or suffer (including all reasonable legal fees and expenses) which arise or result from (i) any breach of any of the Company’s or any of its Affiliate’s representations or warranties in this Agreement or any other Transaction Document, or (ii) failure by the Company to perform any of its covenants or agreements, in this Agreement or in any other Transaction Document or in any certificate or document delivered pursuant hereto or any other Transaction Document, in each case including any third-party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the gross negligence or willful misconduct of Cartesian or Purchaser, their respective Affiliates, successors and assigns and their respective officers, directors, employees and agents. For the purposes solely of calculating the amount of Losses that result from any breach of any representation or warranty that has occurred for purposes of this Section 7.1, all materiality and Material Adverse Effect qualifiers contained in the Company’s or any of its Affiliate’s representations or warranties in this Agreement or any other Transaction Document shall be disregarded therefrom. The rights of Cartesian and Purchaser hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it by law or under the Charter and Bylaws of the Company or the Transaction Documents.

(b)

Cartesian hereby agrees to, and shall cause Purchaser to, indemnify and defend and hold harmless the Company, each of its Affiliates, successors and assigns and each of its officers, directors, employees and agents (a “Company Indemnified Party” or collectively the “Company Indemnified Parties”) from and against, and agrees to pay or cause to be paid to the Company Indemnified Parties all Losses that the Company Indemnified Parties may incur or suffer (including all reasonable legal fees and expenses) which arise or result from any breach of any of its representations or warranties, or failure by Cartesian or the Purchaser to perform any of their covenants or agreements, in this Agreement or in any other Transaction Document or in any certificate or document delivered pursuant hereto or any other Transaction Document, including any third-party claims arising or resulting from such breach or failure, except to the extent such Losses arise out of the gross negligence or willful misconduct of the Company or its respective Affiliates, successors and assigns and their respective officers, directors, employees and agents. The rights of the Company hereunder shall be in addition to, and not in lieu of, any other rights and remedies which may be available to it by law or under the Charter and Bylaws of the Company or the Transaction Documents.

7.2	Procedures.

(a)	If a third party shall notify a Cartesian Indemnified Party or a Company Indemnified Party (an “Indemnified Party”) with respect to any matter that may give rise to a claim for indemnification under the indemnity set forth above in Section 7.1, the procedure set forth below shall be followed.

(i)	Notice. The respective Indemnified Party shall give to the Party providing indemnification (the “Indemnifying Party”) written notice of any claim, suit, judgment or matter for which indemnity may be sought under Section 7.1 promptly but in any event within 30 days after the Indemnified Party receives notice thereof; provided, however, that failure by the Indemnified Party to give such notice shall not relieve the Indemnifying Party from any liability it shall otherwise have pursuant to this Agreement except to the extent that the Indemnifying Party is actually prejudiced by such failure. Such notice shall set forth in reasonable detail: (x) the basis for such potential claim; and (y) the dollar amount of such claim (to the extent determinable). The Indemnifying Party shall have a period of 30 days within which to respond thereto. If the Indemnifying Party does not respond within such 30-day period, the Indemnifying Party shall be deemed to have accepted responsibility for such indemnity.

(ii)

Defense of Claim. With respect to a claim by a third party against an Indemnified Party for which indemnification may be sought under this Agreement, the Indemnifying Party shall have the right, at its option, to be represented by counsel of its choice and to assume the defense or otherwise control the handling of any claim, suit, judgment or matter for which indemnity is sought, which is set forth in the notice sent by the Indemnified Party, by notifying the Indemnified Party in writing to such effect within 30 days of receipt of such notice; provided, however, that the Indemnified Party shall have the right to employ counsel to represent it if, in the Indemnified Party’s reasonable judgment based upon the advice of counsel, it is advisable in light of the separate interests of the Indemnified Party, to be represented by separate counsel, and in that event the reasonable fees and expenses of such separate counsel shall be paid by the Indemnifying Party but only in respect of one counsel (chosen by the Purchaser) plus appropriate local counsel, if applicable, for all Indemnified Parties. If the Indemnifying Party does not give timely notice in accordance with the preceding sentence, the Indemnifying Party shall be deemed to have given notice that it does not wish to control the handling of such claim, suit or judgment. In the event the Indemnifying Party elects (by notice in writing within such thirty-day period) to assume the defense of or otherwise control the handling of any such claim, suit, judgment or matter for which indemnity is sought, the Indemnifying Party shall indemnify and hold harmless the Indemnified Party from and against any and all reasonable professional fees (including attorneys’ fees, accountants, consultants and engineering fees) and investigation expenses incurred by the Indemnified Party after it provides notice under clause (i) and prior to such election, notwithstanding the fact that the Indemnifying Party may not have been so liable to the Indemnified Party had the Indemnifying Party not elected to assume the defense of or to otherwise control the handling of such claim, suit, judgment or other matter. In the event that the Indemnifying Party does not assume the defense or otherwise control the handling of such matter, the Indemnified Party may retain counsel, as an indemnification expense, to defend such claim, suit, judgment or matter.

(iii)	Final Authority. The Parties shall cooperate in the defense of any such claim or litigation and each shall make available all books and records which are relevant in connection with such claim or litigation. In connection with any claim, suit or other proceeding with respect to which the Indemnifying Party has assumed the defense or control, the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to any matter unless (i) there is no finding or admission of any violation of law or any violation of the rights of any person on the part of the Indemnified Party, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and (iii) the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party, which shall not be unreasonably withheld, conditioned or delayed . In connection with any claim, suit or other proceeding with respect to which the Indemnifying Party has not assumed the defense or control, the Indemnified Party may not compromise or settle such claim without the consent of the Indemnifying Party, which shall not be unreasonably withheld.

(b)

Claims Between the Indemnifying Party and the Indemnified Party. Any claim for indemnification under this Agreement which does not result from the assertion of a claim by a third party shall be asserted by written notice given by the

Indemnified Party to the Indemnifying Party. The Indemnifying Party shall have a period of 30 days within which to respond thereto.

7.3	Survival.

The representations and warranties of the Parties contained in this Agreement shall survive for twelve (12) months following the Convertible Note Closing, except that (i) the representations and warranties of the Company contained in Sections 4.1, 4.2, 4.3 and 4.5 will survive indefinitely, and (ii) the representations and warranties of Cartesian contained in Section 5.1 will survive indefinitely. All of the covenants or other agreements of the Parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is waived in writing by the Party entitled to such performance.

ARTICLE VIII

MISCELLANEOUS

8.1	Waivers and Amendments.

Unless otherwise provided, any provision of this Agreement may be amended, waived or modified upon the written consent of the Company and Cartesian.

8.2	Governing Law.

This Agreement and all actions arising out of or in connection with this Agreement shall be governed by and construed in accordance with the laws of New York, without regard to the conflict of laws provisions thereof.

8.3	Exclusive Jurisdiction.

Any action or proceeding brought by a Party arising out of or in connection with this Agreement or any other Transaction Document, may be brought in a court of competent jurisdiction located in New York, New York. The Parties agree not to contest such jurisdiction or seek to transfer any action relating to such dispute brought in New York to any other jurisdiction. Service of process on the Parties in any action arising out of or relating to this Agreement shall be effective if mailed to the Parties in accordance with Section 8.7 hereof.

8.4	Jury Waiver.

THE PARTIES HEREBY WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS AGREEMENT.

8.5	Entire Agreement.

This Agreement and the Transaction Documents constitute the full and entire understanding and agreement between the Parties with regard to the subjects hereof and thereof.

8.6	Fees and Expenses.

(a)	Closing Fee; Reimbursement of Expenses. The Company shall pay up to an aggregate of One Hundred and Fifty Thousand Dollars ($150,000) of reasonable out-of-pocket expenses and fees and disbursements incurred by Cartesian or Purchaser in connection with the negotiation and consummation of the transactions contemplated hereunder, including attorney’s fees and expenses and due diligence or other review conducted prior to the negotiation of this Agreement.

(b)	Other Expenses. The Company shall pay all reasonable out-of-pocket expenses and fees and disbursements, including attorneys’ fees, incurred by Purchaser in connection with any attempt to enforce any right of Purchaser against the Company, or any person or other entity that may be obligated to Cartesian or Purchaser by virtue of any of the Transaction Documents, to the extent a court of competent jurisdiction determines that Cartesian or Purchaser is entitled to enforce such right.

(c)	Closing Fee; Reimbursement of Expenses. Without limiting clause (a) of this Section 8.6, the Company shall pay an additional One Hundred and Fifty Thousand Dollars ($150,000) of expenses incurred by Cartesian in connection with the negotiation and consummation of the transactions contemplated hereunder.

8.7	Notices.

All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or by facsimile transmission or three days after being mailed, registered or certified mail, return receipt requested, with postage prepaid to the applicable Parties at the address stated below or if either Party shall have designated a different address or facsimile number by notice to the other Party given as provided above, then to the last address or facsimile number so designated.

If to the Company:

Westport Innovations Inc.

101 - 1750 West 75th Avenue

Vancouver, BC V6P 6G2

Attention: Salman Manki

Facsimile: 604-718-2001

with a copy to:

Bennett Jones LLP

4500, 855-2nd Street S.W.

Calgary, AB T2P 4K7

Attention: Bruce Hibbard

Facsimile: 403-265-7219

If to Cartesian or Purchaser:

Pangaea Two Management, LP (or in the case of the applicable Purchaser)

c/o Cartesian Capital Group

505 Fifth Avenue

15th Floor

New York, NY 10017

USA

Attention: Peter Yu

Facsimile: 212-461-6366

with a copy to:

Willkie, Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019-6099

USA

Attention: Kirk Radke

Facsimile: 212-728-9210

8.8	Validity.

If any provision of this Agreement or any of the Transaction Documents shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions thereof shall not in any way be affected or impaired thereby.

8.9	Counterparts.

This Agreement may be executed in any number of counterparts. This Agreement, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or in portable document format, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of either Party hereto or to any such agreement or instrument, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to the requesting Party. Neither Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or portable document format to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or in portable document format as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

8.10	Publicity.

None of Cartesian, Purchaser or the Company shall issue any press release or make any public disclosure regarding the transactions contemplated hereby unless such press release or public disclosure is approved by those parties mentioned in such press release or public disclosure in advance; provided that such consent shall not be necessary if otherwise required by Law, a Governmental Entity or a securities exchange in the judgment of the disclosing Party, based on the advice of counsel, so long as prior to such disclosure, such Party consults with the other Party on such press release or public disclosure. Notwithstanding the foregoing, the Parties agree that Cartesian and Purchaser shall be entitled from time to time to refer to its or their investments in the Company in its or their reports, publications and promotional materials and make public announcements or press releases concerning Purchaser’s investments in the Company and shall be permitted to disclose general information to each of their limited partners and equity participants, provided that: (i) such information is of the form, nature and substance customarily provided to limited partners and equity participants in a pooled investment vehicle with respect to portfolio companies and (ii) there is no reasonable basis to believe that the dissemination of such information to such limited partners and equity participants is reasonably likely to cause a Material Adverse Effect on the Company or its assets. The Parties acknowledge that this Agreement and, the Convertible Note will constitute material agreements of the Company and shall be required to be filed with the Canadian Securities Administrators and made publicly available via SEDAR and with the Securities and Exchange Commission via the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

8.11	Succession and Assignment.

Except as otherwise expressly provided in this Agreement and subject to the other Transaction Documents and applicable Law, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, permitted transferees, heirs, executors and administrators of the Parties. This Agreement may not be assigned by either Party without the prior written consent of the other Party or Parties; provided that Cartesian may assigns its rights hereunder to an Affiliate controlled by Cartesian without the prior written consent of the Company, so long as Cartesian provides prompt written notice to the Company of such assignment. Such assignee shall have no additional rights of assignment except to other Affiliates of Cartesian.

8.12	Termination; Survival.

(a)

This Agreement may be terminated (i) with the consent of each Party to the termination of this Agreement; or (ii) at any time prior to the Convertible Note Closing by either Party in writing, if the other Party has, in any material respect, breached: (A) any covenant or agreement contained herein; or (B) any representation or warranty contained herein, and in either case of clause (A) or (B) if such breach has not been cured by the date 30 days after the date on which written notice of such breach is given to the Party committing such breach. In the event this Agreement is terminated for any reason, this Agreement shall have no further effect, except that (w) Purchaser’s obligation to hold information in strict confidence pursuant to Section 6.9 shall continue to remain in effect for a period of one year thereafter; (x) the obligations of Article VII shall continue for a period of one year thereafter; (y) the provisions set forth in Sections 2.3, 6.3, 6.4, 6.6, 6.7, 6.8, 6.15, 6.17, 8.2, 8.3, 8.4, 8.6, 8.12, 8.13 and 8.14 shall remain in full force and effect, and each such section shall survive such termination indefinitely; and (z) the Contingent Payment Right shall continue to exist in accordance with its terms with no refund or return of the Contingent Payment Right Purchase Price.

(b)	Sections 2.1, 2.4, 3.2(a), 3.2(c), 6.3, 6.7, 6.11, 6.13 and 6.14 of this Agreement, as applicable, may be terminated (i) at any time prior to the Convertible Note Closing, by Cartesian or the Company, in writing, if the applications for prior approval referred to in Section 3.1(b) hereof have been denied, and the time period for appeals and requests for reconsideration has elapsed; or (ii) by Cartesian or the Company, in writing, if the Convertible Note Closing has not occurred within the earlier of: (A) three business days following consummation of the Merger; and (b) May 31, 2016; provided that neither Party may terminate such Sections of this Agreement under clause (ii) if the failure of such Party to perform its obligations hereunder or under the Fuel Systems Merger Agreement contributed materially to the delay in consummating the Merger and/or the transaction contemplated to be consummated at the Convertible Note Closing. In the case of any such termination, the references to the “Convertible Note Closing” in Section 7.3 shall be deemed to refer to the date hereof or the Purchased Assets Closing, if such closing has occurred.

(c)	Sections 2.2, 2.4 and 3.2(b) of this Agreement, as applicable, may be terminated by Cartesian or the Company, in writing, if the Purchased Assets Closing has not occurred by May 31, 2016; provided that neither Party may terminate such Sections of this Agreement pursuant to this sentence if the failure of such Party to perform its obligations hereunder or under the Fuel Systems Merger Agreement contributed materially to the delay in consummating the transactions contemplated to be consummated at the Purchased Assets Closing.

(d)	A termination pursuant to Section 8.12(a)(ii), Section 8.12(b)(ii) or Section 8.12(c) shall not relieve the breaching Party from liability for an uncured willful breach of any covenant or agreement contained herein.

8.13	Currency.

Unless otherwise provided, all dollar amounts referred to in this Agreement are to the lawful money of the United States of America.

8.14	Further Assurances.

Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may require, acting reasonably, from time to time, for the purpose of giving effect to this Agreement and shall take such steps as may be reasonably within its power to implement the full extent of this Agreement.

8.15	Joinder.

Upon the identification of Purchaser (or if more than one, Purchasers), Cartesian will cause such Purchaser or Purchasers to execute a joinder to this Agreement, in the form attached as Exhibit B, and agree to be bound by the terms herein.

[signatures appear on following page]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date and year first written above.

WESTPORT INNOVATIONS INC.

Per:	(signed) “David Demers”
Name: David Demers Title: Chief Executive Officer

Per:
Name: Title:

PANGAEA TWO MANAGEMENT, LP

By:	Pangaea Two Admin GP, LLC
Its: General Partner

By:	(signed) “Peter Yu”
Name: Peter Yu
Title: President

PANGAEA TWO ACQUISITION HOLDINGS XIV, LLC

By:	(signed) “Peter Yu”
Name: Peter Yu
Title: President

PANGAEA TWO ACQUISITION HOLDINGS PARALLEL XIV, LLC

By:	(signed) “Peter Yu”
Name: Peter Yu
Title: President

EXHIBIT A

FORM OF CONVERTIBLE NOTE

CONVERTIBLE PROMISSORY NOTE

$17,500,000 UNITED STATES DOLLARS (the “Principal Amount”)	[•] [•], 2016
Vancouver, British Columbia

FOR VALUE RECEIVED, WESTPORT INNOVATIONS INC., a corporation incorporated under the laws of the Province of Alberta (the “Company”), promises to pay to the order of [•] (the “Lender”), or its registered assigns, in accordance with Section 18, (as applicable, the “Holder”), the Principal Amount, together with interest thereon from the date hereof until paid in full. All references to dollars or “$” shall mean United States Dollars, unless specifically stated otherwise. The Company, the Lender and the Holder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

This Convertible Note is issued pursuant to the Investment Agreement (the “Investment Agreement”) dated as of January 11, 2016 by and among the Lender and the Company.

The following is a statement of the rights of the Holder and the conditions to which this Convertible Note is subject, and to which the Holder hereof, by the acceptance of this Convertible Note, agrees:

1.	Definitions. Capitalized terms defined in the Investment Agreement and used herein without definition have the same meaning herein as in the Investment Agreement provided that, if the Investment Agreement is terminated, such definitions shall be incorporated herein as set forth in the Investment Agreement as of the date hereof.

In addition, as used in this Convertible Note, the following capitalized terms have the following meanings:

(a)	“Affiliate” has the meaning attributed thereto under the Business Corporations Act (Alberta).

(b)	“Applicable Securities Legislation” means applicable securities Laws in each of the Provinces of Canada.

(c)	“Business Day” means any day other than a Saturday, Sunday or any other day that banks in Calgary, Alberta and Vancouver, British Columbia are not generally open for business.

(d)	“Confidential Information” has the meaning attributable thereto in Section 14(b).

(e)

“Conversion Event” means the date that: (i) the Common Shares trade at a price equal to or greater than 200% of the Valuation Price for 20 out of any 30 consecutive trading days on either the TSX or NASDAQ; and (ii) the daily trading volume in United States dollars of the Common Shares on either the TSX or NASDAQ on such dates averages more than $3,000,000.

(f)	“Conversion Price” has the meaning attributable thereto in Section 9(a) and 9(b), as applicable.

(g)	“Convertible Note” means this convertible promissory note.

(h)	“Convertible Note Liabilities” has the meaning attributable thereto in Section 13(a).

(i)	“Date of Original Issue” means [•], 2016, the date of issuance of the Convertible Note by the Company under the Investment Agreement.

(j)	“Debenture” means the debentures outstanding as of the Date of Original Issue pursuant to the Indenture and any debenture issued in substitution, or repayment or refinancing thereof.

(k)	“Debt” means indebtedness of the Company for borrowed money, including obligations under bankers’ acceptances, commercial paper, bonds and debentures.

(l)	“Default Interest Rate” means the lesser of 11% or the maximum rate allowed by applicable Laws.

(m)	“Event of Default” has the meaning attributed thereto in Section 6.

(n)	“Existing Debentures” means any and all debentures outstanding from time to time under the Debenture Indenture dated September 22, 2011 between the Company and Computershare Trust Company of Canada, as amended by that certain First Supplemental Indenture dated June 26, 2014 and by that certain Second Supplemental Indenture dated June 12, 2015.

(o)	“Indenture” means the Debenture Indenture between the Company and Computershare Trust Company of Canada dated September 22, 2011, as amended by First Supplemental Indenture dated June 26, 2014 and by Second Supplemental Indenture dated June 12, 2015, and as the same may be amended, supplemented or restated from time to time.

(p)	“Ineligible Consideration” means any security or property other than a share of the capital stock of the Company that would be a “prescribed security” for purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as that provision read immediately prior to its repeal.

(q)	“Maturity Date” has the meaning attributed thereto in Section 2.

(r)	“Merger” means the previously announced merger between the Company and Fuel Systems Solutions, Inc. to be completed pursuant to the terms of an

Agreement and Plan of Merger between Fuel Systems Solutions, Inc., Whitehorse Merger Sub Inc. and the Company dated September 1, 2015.

(s)	“Minimum Threshold” means Common Shares (or Common Shares issuable in respect of the conversion of this Convertible Note) representing either (x) five (5%) of the Company’s outstanding Common Shares, which shall be calculated by including in the numerator of such calculation: (i) the number of Common Shares which the Holder or any permitted assignee of the Holder holds; plus (ii) the number of Common Shares into which this Convertible Note may be converted, and by including in the denominator of such calculation the number of shares in (i) and (ii) above plus all issued and outstanding Common Shares or (y) at least seventy-five percent (75%) of the original number of Common Shares issuable in respect of the conversion of this Convertible Note, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which this Convertible Note may be converted as Common Shares held by the Holder. Upon consummation of the Merger, the definition of “Minimum Threshold” shall mean Common Shares (or Common Shares into which this Convertible Note may be converted) representing at least eighty percent (80%) of the original number of Note Shares, as adjusted for any stock split or other similar adjustment and treating the number of Common Shares into which this Convertible Note may be converted as Common Shares held by the Holder.

(t)	“Obligations” means the principal, interest and all other amounts, in any form and at any time, arising or owing under this Convertible Note.

(u)	“Officer’s Certificate” means a certificate of the Company signed by any one authorized officer or director of the Company in his or her capacity as an officer or director of the Company, and not in his or her personal capacity.

(v)	“Restructuring Event” has the meaning attributable thereto in Section 13(b).

(w)	“Senior Security” means all mortgages, liens, pledges, charges (whether fixed or floating), or security interests held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness.

(x)	“Subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta).

(y)	“Successor Debentures” shall mean any successor or replacement indebtedness to the Existing Debentures, provided that: (i) any such replacement indebtedness shall be limited in principal amount to the principal amount plus the amount of any accrued interest outstanding with respect to the Existing Debentures as at the date of such replacement and applicable fees to finance the replacement, (ii) the terms and conditions shall not be more favorable to the lender than the Existing Debentures, and (iii) such replacement indebtedness shall not have a maturity date on or before the maturity date of Convertible Note, if any. For greater certainty, if the Holder together with its Affiliates shall hold less than the Minimum Threshold the provisions in (i), (ii) and (iii) above shall not apply.

(z)	“Valuation Price” means US$2.31 and, upon consummation of the Merger, “Valuation Price” shall mean an amount as would provide the same percentage of fully diluted ownership in Common Shares as the Holder would have been entitled to prior to that certain Merger Agreement Amendment but, for the avoidance of doubt, such amount shall not be more than $2.31 or (assuming the Merger Agreement is not amended further following execution of the Merger Agreement Amendment by the parties thereto) less than $2.00, in each case as adjusted for any stock split, subdivision or other similar adjustment of Common Shares.

2.	Interest and Maturity.

(a)	All unpaid principal, together with any accrued but unpaid interest and all other amounts of any kind arising at any time and payable hereunder, shall be due and payable on the date that is five years plus one day from the Date of Original Issue (the “Maturity Date”). Interest on this Convertible Note shall be payable in arrears annually, on December 31. The first payment of interest shall be on December 31, 2016, and shall be calculated from the Date of Original Issue to December 31, 2016.

(b)	Prior to the Maturity Date, interest on this Convertible Note shall be payable at a rate equal to 9.0% per annum, compounding annually, computed on the basis of the actual number of days elapsed and a year consisting of 365 or 366 days, as applicable, payable up to and including December 31 in each year other than 2021 in which case interest shall be calculated and payable on the Maturity Date. Interest shall be calculated based on the weighted average principal outstanding for such period.

(c)	Interest shall be payable in cash in same day funds on the date such interest is due pursuant to Section 2(a), including the Maturity Date, or if this Convertible Note is not paid in full on the Maturity Date, the date thereafter when this Convertible Note is paid in full.

3.	Interest Adjustment.In the event that a court of competent jurisdiction determines that any provision of this Convertible Note obligates the Company to make any payment of interest, or other amount payable to the Holder, in an amount, or calculated at a rate, which would be prohibited by applicable Laws or would result in receipt by the Holder of interest at a rate in excess of the maximum rate permissible under such Laws then, notwithstanding such provision, such amount or rate shall be deemed to have been adjusted, with retroactive effect, to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Law or so result in receipt by the Holder of interest at a rate in excess of the maximum rate permissible. Each interest rate which is calculated under this Convertible Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest rate by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

4.	Prepayment and Effect on Conversion Rights. Subject to Section 9, the Company shall have no right to prepay this Convertible Note, or any interest or fees accruing or incurred with respect to this Convertible Note, without the prior written consent of the Holder.

5.	Collateral. This Convertible Note is an unsecured obligation of the Company.

6.	Events of Default. The occurrence of any of the following shall constitute an “Event of Default” under this Convertible Note:

(a)	a failure for 10 days to pay interest on this Convertible Note when due;

(b)	a failure to pay principal or premium, if any, on this Convertible Note when due whether at maturity or otherwise;

(c)	except for a failure to pay any Obligation when due, a default in the observance or performance of any covenant or condition of this Convertible Note by the Company which if remediable remains unremedied for a period of 20 days after notice in writing has been given by the Holder to the Company specifying such default and requiring the Company to remedy such default;

(d)	if a decree or order of a court having jurisdiction is entered adjudging the Company or a material Subsidiary thereof a bankrupt or insolvent under the Bankruptcy and Insolvency Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Company or a material Subsidiary thereof, or appointing a receiver of, or of any substantial part of, the property of the Company or a material Subsidiary thereof or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e)	if the Company or a material Subsidiary thereof institutes proceedings to be adjudicated a bankrupt or insolvent or seeking liquidation, dissolution, winding up, reorganization, arrangement, protection, relief or composition of it or any of its property or debt, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous Laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Company or a material Subsidiary thereof or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f)	if a resolution is passed for the winding-up or liquidation of the Company or a material Subsidiary thereof, other than pursuant to an internal reorganization or other similar transaction, following which the activities of such material Subsidiary are assumed or continued by another Subsidiary of the Company which other Subsidiary is ultimately owned and controlled by the same persons in the same proportions;

(g)	if, after the date of this Convertible Note, any proceedings with respect to the Company or a material Subsidiary thereof are taken with respect to a compromise or arrangement, with respect to creditors of the Company or a material Subsidiary thereof generally, under the applicable legislation of any jurisdiction;

(h)	if an event of default has occurred and is continuing and has not been remedied or waived by the applicable Senior Creditor within 30 days or such longer period (not to exceed 120 days) as may be permitted by the Senior Creditor;

(i)	if an event of default (as defined in the Indenture) has occurred and is continuing and has not been remedied or waived by the applicable holders of Debentures within 30 days or such longer period (not to exceed 60 days) as may be permitted by the trustee or the Indenture;

(j)	for so long as [original Holder] or an Affiliate thereof, a default by the Company or its Affiliates in the observance or performance of any material covenant, condition or provision in any material contract, arrangement or agreement by and among the Lender or any of its Affiliates, on the one hand, and the Company or any of its Affiliates, on the other hand (which, for the avoidance of doubt, shall include, but not be limited to, all of the Transaction Documents); or

(k)	the failure to make the “offer to prepay” or the prepayments in respect of a Change of Control as set forth in Section 12(b) and 12(d), respectively.

7.	Rights of Holder upon Default

(a)	Upon the occurrence or existence of any Event of Default (other than an Event of Default referred to in Section 6(d) or 6(e) hereof) and at any time thereafter during the continuance of such Event of Default, the Holder may declare all outstanding Obligations payable by the Company hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Section 6(d) or 6(e) hereof, immediately and without notice, all outstanding Obligations payable by the Company hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

(b)

Notwithstanding anything to the contrary contained herein, in addition to the rights of the Holder specified in subsection (a) of this Section 7, on the date an Event of Default under this Convertible Note occurs, the interest rate on this

Convertible Note shall increase, from that date forward for so long as an Event of Default is continuing, to the Default Interest Rate, with such interest payable on the last Business Day of each month in cash and compounding annually. For the avoidance of doubt, (i) following an Event of Default and until such Event of Default is cured, the interest rate payable on this Convertible Note, as increased pursuant to this Section 7(b), shall continue to accrue, and (ii) following any cure of an Event of Default, the interest rate payable on this Convertible Note shall revert to such rate indicated in Section 2, and shall continue to accrue theretofor until the later of the Maturity Date or until the obligation to repay this Convertible Note in full has been satisfied.

8.	Covenants

(a)	Affirmative Covenants. The Company covenants that, so long as this Convertible Note shall remain outstanding, the Company shall:

(i)	Preservation of Corporate Existence. Subject to the express provisions hereof, the Company will carry on and conduct its activities in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its existence and rights.

(ii)	Compliance with Laws. Comply with all applicable Laws of any Governmental Entity, noncompliance with which could materially adversely affect its business or condition, financial or otherwise, on a consolidated basis, except non-compliance being contested in good faith through appropriate proceedings so long as the Company shall have set up and funded sufficient reserves, if any, required under generally accepted accounting principles with respect to such items.

(iii)	Performance under the Convertible Note and the Investment Agreement. Pay, observe or perform any other covenant, obligation, condition or agreement contained in this Convertible Note or, for so long as [original Holder] or an Affiliate thereof holds this Convertible Note, the Investment Agreement.

(iv)	Financial Statements. The Company shall deliver, or otherwise make available via SEDAR, to the Holder all information (including, without restriction, quarterly unaudited and annual audited financial statements and related management’s discussion and analysis) required to be delivered by it to its shareholders pursuant to Applicable Securities Legislation, within the time periods required thereby.

(b)	Negative Covenants. The Company covenants that prior to the payment in full in cash of all Obligations, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly take any of the following actions without the prior written consent of the Holder:

(i)	Limitation on Additional Debt. During the period in which the Holder together with its Affiliates continues to hold the Minimum Threshold:

(A)	issue or permit any Subsidiary to issue guarantees of any indebtedness of any other person;

(B)	issue or incur any indebtedness ranking senior to or pari passu with the Convertible Notes, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid); or

(C)	permit any subsidiary to issue or incur any indebtedness, other than any indebtedness incurred in connection with the refinancing or repayment of indebtedness in existence as at the date hereof (provided that the amount of any such indebtedness issued in connection with such refinancing or repayment shall not exceed the amount of the indebtedness being refinanced or repaid);

provided that notwithstanding the foregoing the Company and its Subsidiaries may issue or incur indebtedness constituted of (x) Successor Debentures and (y) the unutilized portion (as measured on the date hereof) of any lines of credit or existing credit facilities, bankers acceptances, letters of credit, hedging agreements, credit cards, leases and similar indebtedness (including any such facilities or indebtedness assumed by the Company as part of the Merger) and (z) other indebtedness, which if such indebtedness is issued by the Company must rank pari passu with or junior to the Convertible Notes; and provided, further, that the total amount of the indebtedness collectively referred to in (y) and (z) above (including principal and accrued interest thereon and whether issued by the Company or any Subsidiary thereof) shall not exceed, at any point in time following its issuance or incurrence, $3,270,000. For purposes of calculating such $3,270,000 amount, in the event that any such additional incurred indebtedness is denominated in a currency other than U.S. dollars the foreign exchange rate to be used in determining such amount shall be the rate in effect as at the original date of this Agreement.

(ii)

Dividend. The Company shall not declare or pay any dividend on the Common Shares; provided, however, that if, notwithstanding this Section 8(b)(ii), the Company declares or pays a cash dividend on the Common Shares prior to repayment in full of this Convertible Note, the Company shall pay the Holder liquidated damages equal to the amount of dividends that would have been paid to the Holder assuming the Principal Amount then outstanding was converted into Common Shares in accordance with Section 9 on the day prior to the declaration of such dividend, which damages shall be paid concurrently with the payment of the applicable dividend. For purposes of clarity, it is agreed that the damages payment payable to the Holder under this clause (ii) shall constitute part of the Obligations and such payment is not a penalty but a genuine pre-estimate of damages.

(iii)	Refrain from Violating the Convertible Note and the Investment Agreement. The Company shall not, and shall cause its Subsidiaries to not, violate or breach any covenant, obligation, condition or agreement contained in this Convertible Note or, for so long as [original Holder] or an Affiliate thereof holds this Convertible Note, the Investment Agreement.

9.	Conversion

(a)	Conversion into Common Shares by the Holder. From the date that is twelve calendar months after the Date of Original Issue and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, the Holder shall have the option to convert, as a whole or in part, up to the entire amount then outstanding under this Convertible Note (including the accrued but unpaid interest thereon) into Common Shares at the Valuation Price per Common Share, subject to adjustment as provided in Section 10 hereof, as determined on the Business Day immediately prior to the date of conversion (each such adjusted Valuation Price, whether pursuant to a conversion by the Holder or the Company, a “Conversion Price”). The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing (x) the principal outstanding under the Convertible Note that the Lender elects to convert (plus the accrued but unpaid interest thereon) by (y) the applicable Conversion Price; provided that the aggregate of all conversions by the Holder under this Section 9(a) shall not result in the issuance of the greater of (i) 16,000,000 Common Shares (subject to adjustment pursuant to Section 10 for a stock split, subdivision or other adjustment of the outstanding Common Shares) and (ii) as of any date of determination, one Common Share less than the number of Common Shares that if issued pursuant to this Section 9(a) would, pursuant to applicable Law or any regulation promulgated by any Governmental Entity, the TSX or NASDAQ, require the Company’s shareholders to approve such issuance, in each case subject to any adjustments pursuant to Section 10.

(b)

Conversion by the Company. From the day that is twenty-four calendar months after the Date of Original Issue and at any time or from time to time thereafter prior to 4:00 p.m. (Vancouver time) on the Business Day immediately preceding the Maturity Date, if a Conversion Event shall have occurred, then the Company shall prior to the 5th Business Days following such Conversion Event have the option to convert up to the entire amount outstanding under this Convertible Note (including the accrued but unpaid interest thereon) into Common Shares at the Conversion Price. The number of Common Shares to be issued upon such a conversion shall be equal to the quotient obtained by dividing (x) the principal amount outstanding under the Convertible Note that the Company elects to convert (plus the accrued but unpaid interest thereon) by (y) the applicable Conversion Price; provided that the aggregate of all conversions by the Company under this Section 9(b) shall not result in the conversion of greater than $8,750,000 of principal amount, subject to any adjustments pursuant to Section 10.

(c)	Mechanics and Effect of Conversion. No fractional Common Shares shall be issued upon conversion of this Convertible Note. Upon the conversion of all of the principal and accrued interest outstanding under this Convertible Note, in lieu of the Company issuing any fractional shares to the Holder, the Company shall pay to the Holder the amount of outstanding principal that is not so converted. On partial conversion of this Convertible Note, the Company shall issue to the Holder (i) the Common Shares into which a portion of this Convertible Note is converted and (ii) an amended and restated version of this Convertible Note with a principal amount hereof that shall be equal the difference between (A) the principal amount of this Convertible Note immediately prior to such conversion minus (B) the portion of such principal amount converted into Common Shares. Upon any conversion of this Convertible Note pursuant to this Section 9, the Holder shall surrender this Convertible Note, duly endorsed, at the principal office of the Company. At its expense, the Company shall contemporaneously with such surrender issue and deliver to the Holder at such principal office a certificate or certificates for the number of shares of such Common Shares to which the Holder shall be entitled upon such conversion (bearing such legends as are required by Applicable Securities Legislation and stock exchange regulations or policies, as required by applicable Laws), together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Convertible Note.

(d)	Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of this Convertible Note such number of its Common Shares as shall from time to time be sufficient to effect the conversion of this Convertible Note; and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of this Convertible Note the Company will take such corporate action as may be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.

(e)	Payment of Taxes. The Company will pay all transfer taxes or charges that may be imposed with respect to the issue or delivery of Common Shares upon conversion of this Convertible Note.

(f)	Personal Information Form. Notwithstanding any other provision of this Section 9, in the event that Holder is the holder of 10% or more of the Company’s outstanding Common Shares, no conversion of any principal or interest of this Convertible Note shall occur until the individuals that would control the votes of any Common Shares held by the Holder (upon conversion of this Convertible Note) shall have registered on the System for Electronic Disclosure by Insiders and provided to the TSX a “Personal Information Form” and such form shall have been cleared by the TSX. The Company shall assist the Holder, with the filing of such form as necessary.

10.	Conversion Price Adjustments

(a)	Adjustment for Splits and Combinations. If the Company shall at any time or from time to time after the Date of Original Issue effect a stock split or subdivision of the outstanding Common Shares, the Conversion Price shall be proportionately decreased, and, conversely, if the Company shall at any time or from time to time after the Date of Original Issue combine the outstanding Common Shares into a smaller number of shares, the Conversion Price in effect immediately before the combination shall be proportionately increased. Any adjustment under this Section 10(a) shall become effective contemporaneously with the stock split, subdivision or combination.

(b)	Adjustment for Common Shares Dividends and Distributions. If the Company at any time or from time to time after the Date of Original Issue issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution payable solely in additional Common Shares, in each such event the Conversion Price that is then in effect shall be decreased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction: (i) the numerator of which is the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and (ii) the denominator of which is the sum of the total number of Common Shares issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Shares issuable in payment of such dividend or distribution; provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefore, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 10(b) to reflect the actual payment of such dividend or distribution.

(c)

Adjustments for Other Dividends and Distributions. Subject to Section 10(k), if the Company at any time or from time to time after the Date of Original Issue issues, or fixes a record date for the determination of holders of Common Shares entitled to receive, a dividend or other distribution in each case payable in securities of the Company other than Common Shares or other property, in each such event provision shall be made so that the Holder of this Convertible Note shall receive upon conversion hereof, in addition to the number of Common Shares receivable hereupon, the amount of securities of the Company or other property which such Holder would have received had this Convertible Note been converted into Common Shares on the date of such event and had they thereafter, during the period from the date of such event to and including the conversion date, retained such securities or other property receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 10 with respect to the rights of the Holder of this Convertible Note or with respect to such other securities or other property by their terms. As used herein, the term “other property” does not include cash.

(d)	Adjustment for Reclassification, Exchange and Substitution. Subject to Section 10(k), if at any time or from time to time after the Date of Original Issue, the Common Shares issuable upon the conversion of this Convertible Note is changed into the same or a different number of shares of any class or series of stock, whether by recapitalization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 10), then in any such event the Holder shall have the right thereafter to convert this Convertible Note into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Shares into which this Convertible Note could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(e)	Reorganizations. Subject to Section 10(k), if at any time or from time to time after the Date of Original Issue there is a capital reorganization of the Common Shares (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 10), as a part of such capital reorganization provision shall be made so that the Holder shall thereafter be entitled to receive upon conversion of this Convertible Note the number of shares or other securities or property of the Company to which a holder of the number of Common Shares deliverable upon such conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 10 with respect to the rights of the Holder after such capital reorganization to the end that the provisions of this Section 10 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of this Convertible Note) shall be applicable after that event and be as nearly equivalent as practicable.

(f)

Certificate of Adjustment. In each case of an adjustment or readjustment of any Conversion Price for the number of Common Shares or other securities issuable upon conversion of this Convertible Note, the Company, at its own expense, shall cause its Chief Financial Officer to compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to the Holder at the Holder’s address as shown in the Company’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based. No adjustment in the Conversion Price shall be required to be made unless it would result in an increase or decrease of at least one cent, but any adjustments not made because of this sentence shall be carried forward and taken into account in any subsequent adjustment otherwise required hereunder.

(g)	Notices of Record Date. Upon (i) the establishment by the Company of a record date of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any capital reorganization of the Company, any reclassification or recapitalization of the shares of the Company, any merger or consolidation of the Company with or into any other Company, or any transfer of all or substantially all the assets of the Company to any other person or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to the Holder at least the later of (x) 20 Business Days prior to the record date specified therein and (y) concurrent with the notice to the holders of the Common Shares, a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Shares (or other securities) shall be entitled to exchange their Common Shares (or other securities) for securities or other property deliverable upon such reorganization, reclassification transfer, consolidation, merger, dissolution, liquidation or winding up.

(h)	No Impairment. The Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the Holder of this Convertible Note against dilution or other impairment as provided herein.

(i)

Other Adjustments. If and whenever the Company shall take any action affecting or relating to the Common Shares, other than any action described in this Section 10, which would prejudicially affect the rights of the Holder, the Conversion Price and, if required, the number of Common Shares to be issued upon exercise of the Convertible Note will be adjusted by the Board in such manner, if any, and at such time, as the Board may, acting reasonably and in good faith, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to the Holder.

(j)	Governmental Requirements. If any Common Shares, reserved or to be reserved for the purpose of conversion of the Convertible Note hereunder, require qualification with or approval of any Governmental Entity under any federal or provincial Law applicable in British Columbia before such Common Shares may be validly issued upon conversion, the Company shall take such action as may be necessary to secure such qualification or approval, as the case may be.

(k)	Ineligible Consideration. Notwithstanding anything to the contrary in Section 10, if the Holder would otherwise be entitled to receive, upon conversion of the Convertible Note, any Ineligible Consideration, the Holder shall not be entitled to receive such Ineligible Consideration but the Company shall have the right (at the sole option of the Company) to deliver either such Ineligible Consideration or “prescribed securities” for the purposes of former clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) with a market value equal to the market value of such Ineligible Consideration.

11.	Withholding Taxes. Notwithstanding any other provision of this Convertible Note, the Company shall:

(a)	not be obliged to reimburse, indemnify, make whole or otherwise pay to the Holder; and

(b)	be entitled to deduct and withhold from all amounts payable pursuant to this Convertible Note, any amounts required by applicable law to be deducted or withheld for any and all Taxes so long as the Company promptly pays the full amount deducted or withheld to the applicable Governmental Entity in accordance with applicable law; and

(c)	assist the Holder in preparing all necessary forms and other paperwork to obtain any tax credits, refunds or exemptions to which the Holder is entitled in respect of any such amounts deducted or withheld; and (d) make any filings or assist the Holder in making any filings and take other required actions to assist the Holder in recovering any such amounts deducted or withheld.

Any such amounts deducted and not owed or paid to the applicable Governmental Entity in accordance with applicable law shall be returned to the Holder promptly. The Holder shall provide any information reasonably requested by the Company to enable it to determine whether taxes must be withheld or deducted and the amount of such withholding or deduction. Prior to deducting and withholding any amount required by applicable law to be deducted or withheld for any and all Taxes, the Company shall provide the Holder with written notice of the claim of the applicable Governmental Entity that such withholding is required by applicable law and the Company shall take all reasonable actions, at the request of the Holder, to reduce or eliminate any proposed withholding taxes, at the Holder’s expense.

12.	Change of Control

(a)	Notice of Change in Control. The Company will, within 5 Business Days after the Board has knowledge of the occurrence of any Change in Control, give written notice of such Change in Control to the Holder. Such notice shall refer to this Section 12, shall contain and constitute an offer to prepay this Convertible Note as described in Section 12(b) and shall be accompanied by the certificate described in Section 12(e).

(b)	Offer to Prepay. The offer to prepay this Convertible Note contemplated by Section 12(a) shall be an offer to prepay, in accordance with and subject to this Section 12, all, but not less than all, this Convertible Note on a date specified in such offer (the “Proposed Prepayment Date”), which date shall be not less than 10 Business Days and not more than 20 Business Days after the date of such offer (if the Proposed Prepayment Date shall not be specified in such offer, the Proposed Prepayment Date shall be the first Business Day after the 25th Business Day after the date of such offer).

(c)	Acceptance/Rejection. The Holder may accept the offer to prepay made pursuant to this Section 12 by causing a notice of such acceptance to be delivered to the Company not later than 5 Business Days after receipt by the Holder of the most recent offer of prepayment, but in any event at least 5 Business Days prior to the Proposed Prepayment Date. A failure by the Holder to respond to an offer to prepay made pursuant to this Section 12 shall be deemed to constitute a rejection of such offer by such holder.

(d)	Prepayment. Prepayment of this Convertible Note to be prepaid pursuant to this Section 12 shall be at 100% of the principal amount of such Note, together with interest on such Note accrued to the date of prepayment.

(e)	Officer’s Certificate. Each offer to prepay this Convertible Note pursuant to this Section 12 shall be accompanied by a certificate, signed by an officer of the Company and dated the date of such offer, specifying: (i) the Proposed Prepayment Date; (ii) that such offer is made pursuant to this Section 12; (iii) the principal amount of this Convertible Note offered to be prepaid; (iv) the interest that would be due on this Convertible Note, accrued to the Proposed Prepayment Date; (v) that the conditions of this Section 12 have been fulfilled; and (vi) in reasonable detail, the nature and date of the Change in Control.

13.	Subordination of this Convertible Note

(a)

Subordination. The indebtedness, liabilities and obligations of the Company under this Convertible Note, whether on account of principal, interest or otherwise, upon maturity (collectively the “Convertible Note Liabilities”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Section 13, to the full and final payment of all Senior Indebtedness and the Holder agrees to and shall be bound by the provisions of this Section 13. For the purpose of clarity, the foregoing shall not in any way limit the right of the Holder to receive, or the obligation of the Company to pay, any of the Obligations due and owing prior to the Maturity Date.

(b)	Order of Payment. In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement, reorganization or realization or other similar proceedings relating to the Company or any of its property or assets (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Company or any sale of all or substantially all of the assets of the Company (a “Restructuring Event”):

(i)	all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Convertible Note Liabilities;

(ii)	any payment or distribution of assets of the Company, whether in cash, property or securities, to which the Holder would be entitled except for the provisions of this Section 13, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, to the Senior Creditors to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefore, to the Senior Creditors; and

(iii)	the Senior Creditors or a receiver or a receiver-manager of the Company or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Company assets in whole or in part, free and clear of all Convertible Note Liabilities and without the approval of the Holder or any requirement to account to the Holder; provided, however, that the consideration from any such sale, mortgage or disposal shall be utilized to repay the Convertible Note Liabilities and other pari passu debt following the repayment (or provision made for such repayment of) Senior Indebtedness.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(A)	the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of the Senior Security;

(B)	the time or order of the attachment, perfection or crystallization of any security constituted by the Senior Security;

(C)	the taking of any collection, enforcement or realization proceedings pursuant to the Senior Security;

(D)	the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them or the Holder or any of them to any money or property of the Company;

(E)	the failure to exercise any power or remedy reserved to the Senior Creditors under the Senior Security or to insist upon a strict compliance with any terms thereof;

(F)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(G)	the date of giving or failing to give notice to or making demand upon the Company; or

(H)	any other matter whatsoever.

For purposes of clarity, prior to or following a Restructuring Event, neither the foregoing Section 13(b) nor any other provision herein shall prevent the Holder from exercising its rights to convert pursuant to Section 9(a).

(c)	Subrogation to Rights of Senior Creditors. Subject to the prior payment in full of all Senior Indebtedness, the Holder shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Company to the extent of the application thereto of such payments or other assets which would have been received by the Holder but for the provisions hereof until the principal of and interest on this Convertible Note shall be paid in full, and no such payments or distributions to the Holder of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Company, its creditors other than the Senior Creditors, and the Holder, be deemed to be a payment by the Company to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Section 13 are intended solely for the purpose of defining the relative rights of the Holder, on the one hand, and the Senior Creditors, on the other hand.

The Holder, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Company or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

(d)	Obligation to Pay Not Impaired. Nothing contained in this Section 13 or elsewhere in this Convertible Note is intended to or shall impair, as between the Company, its creditors other than the Senior Creditors, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Convertible Note, as and when the same shall become due and payable in accordance with its terms, or affect the relative rights of the Holder and creditors of the Company other than the Senior Creditors, nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable Law upon default under this Convertible Note, subject to the rights, if any, under this Section 13 of the Senior Creditors.

(e)	No Payment if Senior Indebtedness in Default. Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement following acceleration of the obligations under the Senior Indebtedness, then, except as provided in Section 13(f), all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Convertible Note Liabilities or otherwise in respect of this Convertible Note.

In	case of an event of default that is continuing with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such event of default shall have been cured or waived or shall have ceased to exist, and provided the Senior Creditor to whom the default relates has given notice of such default to the Company, no payment (by purchase of this Convertible Note) shall be made by the Company with respect to the Convertible Note Liabilities and the Holder shall not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of this Convertible Note after the happening of such a default, and unless and until such event of default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any note under which any instruments evidencing an amount of such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 13(e) shall not prevent the failure to make such payment from being an Event of Default hereunder.

(f)

Payment on Note Permitted. Nothing contained in this Section 13 or elsewhere in this Convertible Note shall affect the obligation of the Company to make, or prevent the Company from making, at any time, except as prohibited by

Section 13(b) or 13(e), any payment of principal of, interest on, or any other Obligation under this Convertible Note. The fact that any such payment is prohibited by Section 13(b) or Section 13(e) shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Section 13 or elsewhere in this Convertible Note, shall prevent, except as prohibited by Section 13(b) or 13(e), the application by the Holder of any monies deposited for the purpose, to the payment of or on account of the Convertible Note Liabilities.

(g)	Confirmation of Subordination. The Holder by its acceptance thereof agrees to take such action as may be necessary or appropriate to effect the subordination as provided in this Section 13. Upon request of the Company, and upon being furnished an Officer’s Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Holder shall enter into a written agreement or agreements, in a form acceptable to the Senior Creditor, each acting reasonably and in good faith, with the Company and the Persons named in such Officer’s Certificate providing that such Persons are entitled to all the rights and benefits of this Section 13 as Senior Creditors and for such other matters (such as standstill periods and an agreement not to amend the provisions of this Section 13 and the definitions used herein without the consent of such Senior Creditors), as the Senior Creditors may reasonably request. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness; however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

(h)	Rights of Senior Creditors Not Impaired. No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any non-compliance by the Company with the terms, provisions and covenants of this Convertible Note, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

(i)	Altering the Senior Indebtedness. Subject to Section 8(b)(i) hereof, the holders of the Senior Indebtedness have the right to increase, extend, renew, revise, restate, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Company, all without notice to or consent of the Holder and without affecting the liabilities and obligations of the parties to this Convertible Note or the Holder.

(j)

Invalidated Payments. In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Section 13 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Holder for amounts paid to the Holder subsequent to such payment or satisfaction in full and prior to such reinstatement.

(k)	Contesting Security. The Holder agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

(l)	Obligations Created by Section 13. The Company and the Holder agree that:

(i)	the provisions of this Section 13 are an inducement and consideration to each Senior Creditor to give or continue credit to the Company, its Subsidiaries or others or to acquire Senior Indebtedness;

(ii)	each Senior Creditor may accept the benefit of this Section 13 on the terms and conditions set forth in this Section 13 by giving or continuing credit to the Company, its Subsidiaries or others or by acquiring Senior Indebtedness, in each case without notice to the Holder and without establishing actual reliance on this Section 13; and

(iii)	each obligation created by this Section 13 is created for the benefit of the Senior Creditors and is hereby declared to be created in their favour by the Company and the Holder and shall be binding on the Company and the Holder whether or not the confirmation described in Section 13(g) is requested, executed or delivered.

(m)	No Set-Off. The Company and the Holder agree, that the Holder shall not have any rights of set-off or counterclaim with respect to the principal of and interest on this Convertible Note at any time when any payment of, or in respect of, such amounts to the Holder is prohibited by this Section 13 or is otherwise required to be paid to the Senior Creditors.

14.	Additional Covenants of Holder

(a)	No Short Sales. So long as Holder is the holder of this Convertible Note, Holder will not and will ensure that its Affiliates do not engage in any transaction which is designed to sell short the Common Shares or any other publicly traded securities of the Company.

(b)

Confidentiality. All material non-public information and data, in whatever form, obtained by Holder in respect of the Company and the subject-matter of the Investment Agreement (the “Confidential Information”) shall be held by Holder in the strictest confidence and shall not be disclosed to any third party; provided that such Confidential Information may be disclosed if the disclosure (i) is made with the consent of the Company; (ii) is made to an Affiliate (including any limited partner, general partner, member, manager, shareholder, director, officer or employee) of Holder and such Affiliate agrees to be subject to such confidentiality provisions; (iii) is required by Law or by a Governmental Entity; (iv) is in respect of information or data that is in the public domain at the time of the disclosure through no fault of Holder or any party to which it has disclosed the information; (v) to the extent that the Holder can demonstrate that such information was, prior to the receipt thereof from the Company, in the possession of the Holder or was subsequently independently developed by the Holder; (vi) is made to Holder’s advisors or representatives, which agree to maintain the confidentiality of the Confidential Information; or (vii) is received from a third party not subject to confidentiality obligations with respect to such information.

15.	Further Assurances. Each Party shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Party may require, acting reasonably, from time to time, for the purpose of giving effect to the Investment Agreement and this Convertible Note, and shall take such steps as may be reasonably within its power to implement the full extent of the Investment Agreement and this Convertible Note.

16.	Waiver and Amendment. Any provision of this Convertible Note may be amended, waived or modified upon the written consent of the Company and the Holder. Additionally, the Holder shall be deemed to have waived any breach of any covenant set forth in Section 8 in the event that each member of the Board appointed by Lender votes in favor of the action that causes such breach, provided that all material terms related to the cause thereof were disclosed to such Board members.

17.	Transfer of this Convertible Note or Securities Issuable on Conversion or Payment Hereunder. Transfers of this Convertible Note shall be registered upon registration books maintained for such purpose by or on behalf of the Company. Prior to presentation of this Convertible Note for registration of transfer, the Company shall treat the registered holder hereof as the owner and holder of this Convertible Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Convertible Note shall be overdue and the Company shall not be affected by notice to the contrary.

18.

Assignment. Neither this Convertible Note nor any of the rights, interests or obligations hereunder may be assigned, by operation of law or otherwise, as a whole or in part, (i) by the Company without the prior written consent of the Holder, or (ii) by the Holder without the prior written consent of the Company; provided that the Holder or an Affiliate of the Lender may assign the whole of this Convertible Note and the rights, interests or obligations hereunder to any other Affiliate of the Lender without the prior written consent of the Company, so long as the Holder provides prompt written notice to the Company of such assignment. Notwithstanding the foregoing (i) this Convertible Note may only be assigned in whole and not in part, (ii) the Company may, in its reasonable discretion, refuse to consent to the transfer of this Convertible Note to any direct competitor of the Company, including but not limited to [Redacted: relates to the identification of third parties which disclosure would be seriously prejudicial to the interests of the issuer] or any Affiliates thereof and (iii) until the Company receives notice in accordance with this section the Company shall treat the registered holder hereof as the owner and holder of this Convertible Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Convertible Note shall be overdue.

19.	Treatment of Note. The Company will treat, account and report the Convertible Note in accordance with generally accepted accounting principles in the United States of America.

20.	Notices. Any notice, request or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or mailed by registered or certified mail, postage prepaid, or by recognized overnight courier, personal delivery or facsimile transmission at the respective addresses or facsimile number of the parties as set forth in or otherwise designated by either party pursuant to the Investment Agreement or on the register maintained by the Company. Any party hereto may by notice so given change its address or facsimile number for future notice hereunder. Notice shall conclusively be deemed to have been given when received if received prior to 4:00 p.m. (local time) otherwise it shall be deemed to have been received the following Business Day.

21.	Interaction with other Unsecured Notes or Debentures. The Convertible Note and the Debentures shall rank pari passu notwithstanding date of issue.

22.	Expenses; Waivers. If action is instituted to collect this Convertible Note, the Company shall pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred in connection with such action. The Company hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonor and all other notices or demands relative to this instrument.

23.	Successors and Assigns. Subject to the restrictions on transfer described in Sections 17 and 18 hereof, the rights and obligations of the Company and the Holder shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.

24.	Governing Law; Jury Waiver. This Convertible Note and all actions arising out of or in connection with this Convertible Note shall be governed by and construed in accordance with the laws of the State of New York. Any action or proceeding brought by a Party arising out of or in connection with this Convertible Note may be brought in a court of competent jurisdiction located in the City of New York, New York. The Parties agree not to contest such jurisdiction or seek to transfer any action relating to such dispute brought in New York to any other jurisdiction. Service of process on the Parties in any action arising out of or relating to this Convertible Note shall be effective if delivered to the Parties in accordance with Section 8.7 of the Investment Agreement. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS UNDER THIS CONVERTIBLE NOTE.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the Company has caused this Convertible Note to be issued as of the date first written above.

WESTPORT INNOVATIONS INC.

Per:
Name: Title:

Per:
Name: Title:

EXHIBIT B

JOINDER TO INVESTMENT AGREEMENT

THIS JOINDER to the Investment Agreement, dated as of January             , 2016, by and between Westport Innovations Inc. (the “Company”), and Cartesian Capital Group, L.L.C. (the “Agreement”), is made and entered into as of             by and between the Company and             (“Purchaser”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the Purchaser has acquired certain Convertible Notes of the Company (“Convertible Notes”), and the Agreement and the Company require the Purchaser, as a Purchaser of Convertible Notes, to become a party to the Agreement, and the Purchaser agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. The Purchaser hereby agrees that upon execution of this Joinder, it shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and acknowledges that it is a “Purchaser”, as that term is defined in the Agreement for all purposes of the Agreement, including with respect to the representations and warranties contained in Article IV to the Agreement, and shall be deemed a Holder of Convertible Notes, as defined in the Convertible Notes.

2. Successors and Assigns. Except as otherwise provided herein, this Joinder shall bind and inure to the benefit of and be enforceable by the Company and its successors and assigns and Purchaser and any subsequent Purchasers of Convertible Notes and the respective successors and assigns of each of them, so long as they hold any Convertible Notes.

3. Counterparts. This Joinder may be executed in separate counterparts and may be signed and delivered by means of facsimile machine or in portable document format each of which counterparts shall be treated as an original and all of which taken together shall constitute one and the same agreement having the same binding legal effect as if it were the original signed version thereof.

4. Notices. For purposes of Section 8.7 of the Agreement, all notices, demands or other communications to the Purchaser shall be directed to:

Facsimile:

5. Governing Law. This Joinder shall be governed by and construed in accordance with the laws of the State of New York and the parties hereby irrevocably submit to the non-exclusive jurisdiction of the courts of the City of New York for all matters arising out of or in connection with this Joinder.

6. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder as of the date first above written.

WESTPORT INNOVATIONS INC.

Per:
[Name] [Title]

[PURCHASER]

Per:
[Name] [Title]

Schedule 2.3(a)

Cartesian Affiliate	Percentage of the Contingent Payment Rights	Percentage of the Contingent Payment Right Purchase Price
Pangaea Two Acquisition Holdings XIV, LLC	69.007%	$12,076,225
Pangaea Two Acquisition Holdings Parallel XIV, LLC	30.993%	$5,423,775

Schedule 4.20

The patents and applications listed below generally relate to on-engine inventions applicable to HPDI (high pressure direct injection—gaseous fuel plus diesel for combustion). Breadth of coverage is provided by the claims, some of which may have application outside of this specific field. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2000003	A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	US	Issued	Apr 7, 2000	09/545,391	Oct 9, 2001	6,298,833	Westport Power Inc.
WP-PA2002026	A Fluid Seal Apparatus And Method For Dynamically Controlling Sealing-Fluid Pressure	CN	Issued	Apr 4, 2001	018076432	Jun 22, 2006	ZL01807643.2	Westport Power Inc.
WP-PA2002035	A Fluid Seal Apparatus And Method For Dynamically Controlling Sealing-Fluid Pressure	CA	Issued	Apr 4, 2001	2,405,167	Sep 23, 2008	2,405,167	Westport Power Inc.
WP-PA2002038DE	A Fluid Seal Apparatus and Method for Dynamically Controlling Sealing-Fluid Pressure	DE	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	60118167.0	Westport Power Inc.
WP-PA2002038UK	A Fluid Seal Apparatus And Method For Dynamically Controlling Sealing-Fluid Pressure	GB	Issued	Apr 4, 2001	01921070.7	Mar 6, 2006	1,269,003	Westport Power Inc.
WP-PA2012074	Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CA	Issued	Dec 17, 2012	2,798,870	Jul 22, 2014	2,798,870	Westport Power Inc.
WP-PA2015047	Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	CN	Pending	Dec 17, 2013	201380073096.8			Westport Power Inc.
WP-PA2015048	Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	EP	Pending	Dec 17, 2013	13864621.1			Westport Power Inc.
WP-PA2015049	Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	IN	Pending	Dec 17, 2013	4152/CHENP/2015			Westport Power Inc.
WP-PA2015050	Air-Enriched Gaseous Fuel Direct Injection for an Internal Combustion Engine	US	Pending	Dec 17, 2013	14/738,837			Westport Power Inc.
WP-PA2011009	Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CA	Issued	Sep 30, 2011	2,754,137	Nov 20, 2012	2,754,137	Westport Power Inc.
WP-PA2014019	Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	CN	Pending	Sep 20, 2012	201280048032.8			Westport Power Inc.
WP-PA2014020	Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	EP	Pending	Sep 20, 2012	12835781.1			Westport Power Inc.
WP-PA2014021	Apparatus and Method for In Situ Fuel Injector Calibration in an Internal Combustion Engine	US	Pending	Sep 20, 2012	14/229,879			Westport Power Inc.
WP-PA2013056	Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	CA	Issued	Jul 5, 2013	2,819,966	Jul 8, 2014	2,819,966	Westport Power Inc.
WP-PA2014061	Apparatus and Method of Improving Volumetric Efficiency of an Internal Combustion Engine	WO	Pending	Jun 30, 2014	PCT/CA2014/050625			Westport Power Inc.
WP-PA2015075	Apparatus for Controlling the Lift of a Valve Member	CN	Pending	Mar 11, 2014	201480014714.6			Westport Power Inc.
WP-PA2015076	Apparatus for Controlling the Lift of a Valve Member	EP	Pending	Mar 11, 2014	14764841.4			Westport Power Inc.
WP-PA2015077	Apparatus for Controlling the Lift of a Valve Member	US	Pending	Mar 11, 2014	14/777,430			Westport Power Inc.
WP-PA2014101	Apparatus for Reducing Pressure Pulsations in a Gaseous- Fuelled Internal Combustion Engine	CA	Pending	Dec 11, 2014	2,874,627			Westport Power Inc.
WP-PA2015105	Apparatus for Reducing Pressure Pulsations in a Gaseous- Fuelled Internal Combustion Engine	WO	Pending	Dec 11, 2015	PCT/CA2015/051315			Westport Power Inc.
WP-PA2013028	Check Valve With Improved Response Time	CA	Issued	Mar 15, 2013	2,809,504	Jul 22, 2014	2,809,504	Westport Power Inc.
WP-PA2015078	Check Valve With Improved Response Time	CN	Pending	Mar 11, 2014	201480014276.3			Westport Power Inc.
WP-PA2015079	Check Valve With Improved Response Time	EP	Pending	Mar 11, 2014	14765694.6			Westport Power Inc.
WP-PA2015080	Check Valve With Improved Response Time	US	Pending	Mar 11, 2014	14/777,426			Westport Power Inc.
WP-PA2013061	Combustion System for Gaseous Fuelled Internal Combustion Engine	CA	Allowed	Sep 6, 2013	2,826,435			Westport Power Inc.
WP-PA2014070	Combustion System for Gaseous Fuelled Internal Combustion Engine	WO	Pending	Aug 27, 2014	PCT/CA2014/050819			Westport Power Inc.
WP-PA2004027	Common Rail Directly Actuated Fuel Injection Valve with A Pressurized Hydraulic Transmission Device And A Method of Operating Same	US	Issued	Jun 14, 2004	10/867,303	Sep 5, 2006	7,100,577	Westport Power Inc.
WP-PA2002028	Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 2, 2002	2,406,137	Dec 28, 2004	2,406,137	Westport Power Inc.
WP-PA2005026	Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104192.0	Apr 13, 2011	ZL200380104192.0	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2005043	Control Method And Apparatus For Gaseous Fuelled Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,238	Jan 16, 2007	7,162,994	Westport Power Inc.
WP-PA2015061	Deposit Mitigation for Gaseous Fuel Injectors	US	Pending	Aug 27, 2015	62/210,921			Westport Power Inc.
WP-PA2015029	Detecting and Mitigating Abnormal Combustion Characteristics	CA	Pending	Apr 23, 2015	2,889,605			Westport Power Inc.
WP-PA2013078	Detecting End of Stroke in a Hydraulic Motor	CA	Pending	Nov 21, 2013	2,833,663			Westport Power Inc.
WP-PA2014087	Detecting End of Stroke in a Hydraulic Motor	WO	Pending	Nov 5, 2014	PCT/CA2014/051063			Westport Power Inc.
WP-PA2002029	Direct Injection Combustion Chamber Geometry	CA	Issued	Oct 2, 2002	2,406,209	Apr 17, 2007	2,406,209	Westport Power Inc.
WP-PA2005051	Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	CA	Issued	May 18, 2005	2,505,455	Feb 20, 2007	2,505,455	Westport Power Inc.
WP-PA2007019	Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	AU	Issued	May 18, 2006	2006246954	Mar 22, 2012	2006246954	Westport Power Inc.
WP-PA2007020	Direct Injection Gaseous Fuelled Engine and Method of Controlling Fuel Injection Pressure	CN	Issued	May 18, 2006	200680013866.X	Jan 12, 2011	ZL200680013866.X	Westport Power Inc.
WP-PA2007021	Direct Injection Gaseous Fuelled Engine and Method of Controlling Fuel Injection Pressure	DE	Pending	May 18, 2006	11 2006 001 271.1			Westport Power Inc.
WP-PA2007022	Direct Injection Gaseous Fuelled Engine And Method Of Controlling Fuel Injection Pressure	US	Issued	May 18, 2006	11/941,887	Dec 9, 2008	7,463,967	Westport Power Inc.
WP-PA2005070	Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CA	Issued	Nov 18, 2005	2,524,146	May 13, 2008	2,524,146	Westport Power Inc.
WP-PA2008011	Direct Injection Internal Combustion Engine and Method of Making and Operating Same	IN	Issued	Nov 9, 2006	1713/KOLNP/2008	Apr 23, 2015	266293	Westport Power Inc.
WP-PA2008012	Direct Injection Internal Combustion Engine And Method of Making And Operating Same	CN	Issued	Nov 9, 2006	200680043154.2	Feb 8, 2012	ZL 200680043154.2	Westport Power Inc.
WP-PA2011003	Dual Fuel Injection Valve	CA	Issued	Jun 14, 2011	2,743,043	Sep 18, 2012	2,743,043	Westport Power Inc.
WP-PA2013080	Dual Fuel Injection Valve	CN	Pending	May 28, 2012	201280039447.9			Westport Power Inc.
WP-PA2013081	Dual Fuel Injection Valve	EP	Pending	May 28, 2012	12800364.7			Westport Power Inc.
WP-PA2013082	Dual Fuel Injection Valve	IN	Pending	May 28, 2012	303/CHENP/2014			Westport Power Inc.
WP-PA2013083	Dual Fuel Injection Valve	US	Issued	May 28, 2012	14/106,713	Aug 12, 2014	8,800,529	Westport Power Inc.
WP-PA2001019	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Nov 20, 2001	09/989,623	Jul 13, 2004	6,761,325	Westport Power Inc.
WP-PA2004015	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	BR	Issued	Nov 18, 2002	PI0214298-8	Feb 22, 2011	PI 0214298-8	Westport Power Inc.
WP-PA2004018	Dual Fuel Injection Valve and Method of Operating a Dual Fuel Injection Valve	CA	Issued	Nov 18, 2002	2,465,182	Feb 1, 2011	2,465,182	Westport Power Inc.
WP-PA2004019	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	CN	Issued	Nov 18, 2002	02823037.x	Jan 2, 2008	ZL02823037.X	Westport Power Inc.
WP-PA2004020	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	IN	Issued	Nov 18, 2002	672/KOLNP/2004	Jan 14, 2009	227613	Westport Power Inc.
WP-PA2004025DE	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	DE	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	Westport Power Inc.
WP-PA2004025UK	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	GB	Issued	Nov 18, 2002	02779073.2	Jan 6, 2010	1448884	Westport Power Inc.
WP-PA2004030	Dual Fuel Injection Valve And Method Of Operating A Dual Fuel Injection Valve	US	Issued	Jul 12, 2004	10/889,508	Oct 24, 2006	7,124,959	Westport Power Inc.
WP-PA2013045	Engine Control Apparatus	CA	Issued	Jun 27, 2013	2,819,721	Jul 8, 2014	2,819,721	Westport Power Inc.
WP-PA2014060	Engine Control Apparatus	WO	Pending	Jun 20, 2014	PCT/CA2014/050581			Westport Power Inc.
WP-PA2002030	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CA	Issued	Oct 2, 2002	2,406,267	Jan 8, 2013	2,406,267	Westport Power Inc.
WP-PA2005033	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	BR	Issued	Oct 2, 2003	PI0314989-7	Jul 2, 2013	PI 0314989-7	Westport Power Inc.
WP-PA2005034	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	CN	Issued	Oct 2, 2003	200380103295.5	Aug 11, 2010	ZL200380103295.5	Westport Power Inc.
WP-PA2005035DE	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	DE	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2005035UK	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	GB	Issued	Oct 2, 2003	03753157.1	Jan 20, 2010	1549841	Westport Power Inc.
WP-PA2005036	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	IN	Issued	Oct 2, 2003	683/KOLNP/2005	Sep 23, 2008	223891	Westport Power Inc.
WP-PA2005037	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	JP	Issued	Oct 2, 2003	2004-540408	Dec 18, 2009	4426452	Westport Power Inc.
WP-PA2005038	Exhaust Gas Recirculation Methods and Apparatus for Reducing NOx Emissions From Internal Combustion Engines	KR	Issued	Oct 2, 2003	10-2005-7005717	Sep 1, 2011	10-1063175	Westport Power Inc.
WP-PA2005046	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	US	Issued	Oct 2, 2003	11/092,094	Dec 4, 2007	7,302,939	Westport Power Inc.
WP-PA2005050	Exhaust Gas Recirculation Methods And Apparatus For Reducing NOx Emissions From Internal Combustion Engines	RU	Issued	Oct 2, 2003	2005110190	Jun 20, 2009	2359138	Westport Power Inc.
WP-PA2008020	Fuel Injection Control Method For A Direct Injection Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Apr 30, 2008	2,626,995	Dec 1, 2009	2,626,995	Westport Power Inc.
WP-PA2010024	Fuel Injection Control Method for a Direct Injection Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Apr 28, 2009	09737592.7			Westport Power Inc.
WP-PA2010025	Fuel Injection Control Method for a Direct Injection Gaseous-Fuelled Internal Combustion Engine	US	Issued	Apr 28, 2009	12/906,996	Oct 4, 2011	8,028,676	Westport Power Inc.
WP-PA2003024	A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	CA	Issued	Sep 26, 2003	2,442,601	May 24, 2005	2,442,601	Westport Power Inc.
WP-PA2006001	A Fuel Injection System and Method of Operation for a Gaseous Fuelled Engine with Liquid Pilot Fuel Ignition	US	Issued	Mar 24, 2006	11/277,407	Mar 18, 2008	7,343,895	Westport Power Inc.
WP-PA2012043	Fuel Injection Valve and Method of Actuating	CA	Issued	Jun 21, 2012	2,780,864	Sep 24, 2013	2,780,864	Westport Power Inc.
WP-PA2014098	Fuel Injection Valve and Method of Actuating	EP	Pending	Jun 3, 2013	13806839.0			Westport Power Inc.
WP-PA2014099	Fuel Injection Valve and Method of Actuating	US	Pending	Jun 3, 2013	14/578,000			Westport Power Inc.
WP-PA2014048	Fuel Injector (Inv. 1)	WO	Pending	May 21, 2014	PCT/CA2014/050468			Westport Power Inc.	Delphi
WP-PA2015086	Fuel Injector (Inv. 1)	CN	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015087	Fuel Injector (Inv. 1)	EP	Pending	May 21, 2014	14800450			Westport Power Inc.	Delphi
WP-PA2015088	Fuel Injector (Inv. 1)	JP	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015089	Fuel Injector (Inv. 1)	US	Pending	May 21, 2014	14/892,978			Westport Power Inc.	Delphi
WP-PA2014049	Fuel Injector (Inv. 2)	WO	Pending	May 21, 2014	PCT/CA2014/050469			Westport Power Inc.	Delphi
WP-PA2015090	Fuel Injector (Inv. 2)	CN	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015091	Fuel Injector (Inv. 2)	EP	Pending	May 21, 2014	14801244.6			Westport Power Inc.	Delphi
WP-PA2015092	Fuel Injector (Inv. 2)	JP	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015093	Fuel Injector (Inv. 2)	US	Pending	May 21, 2014	14/892,992			Westport Power Inc.	Delphi
WP-PA2014050	Fuel Injector (Inv. 3)	WO	Pending	May 21, 2014	PCT/CA2014/050470			Westport Power Inc.	Delphi
WP-PA2015094	Fuel Injector (Inv. 3)	CN	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015095	Fuel Injector (Inv. 3)	EP	Pending	May 21, 2014				Westport Power Inc.	Delphi
WP-PA2015096	Fuel Injector (Inv. 3)	US	Pending	May 21, 2014	14/892,985			Westport Power Inc.	Delphi
WP-PA2014052	Fuel Injector (Inv. 4)	WO	Pending	Apr 29, 2014	PCT/EP2014/058650			Westport Power Inc.	Delphi
WP-PA2015097	Fuel Injector (Inv. 4)	CN	Pending	Apr 29, 2014				Westport Power Inc.	Delphi
WP-PA2015098	Fuel Injector (Inv. 4)	EP	Pending	Apr 29, 2014				Westport Power Inc.	Delphi
WP-PA2015099	Fuel Injector (Inv. 4)	JP	Pending	Apr 29, 2014				Westport Power Inc.	Delphi
WP-PA2015100	Fuel Injector (Inv. 4)	US	Pending	Apr 29, 2014	14/892,990			Westport Power Inc.	Delphi
WP-PA2015010	Fuel Injector (Inv. 5)	CA	Pending	Feb 27, 2015	2,883,286			Westport Power Inc.
WP-PA2012071	Fuel Injector Calibration and Trimming	CA	Issued	Nov 21, 2012	2,796,614	Jan 6, 2015	2,796,614	Westport Power Inc.
WP-PA2015034	Fuel Injector Calibration and Trimming	EP	Pending	Nov 20, 2013	13856942.1			Westport Power Inc.
WP-PA2015035	Fuel Injector Calibration and Trimming	US	Pending	Nov 20, 2013	14/717,883			Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2014037	Fuel System for an Internal Combustion Engine	CA	Issued	Apr 17, 2014	2,849,623	Apr 7, 2015	2,849,623	Westport Power Inc.
WP-PA2015026	Fuel System for an Internal Combustion Engine	WO	Pending	Apr 13, 2015	PCT/CA2015/050303			Westport Power Inc.
WP-PA2000021	Gaseous And Liquid Fuel Injection Valve With Concentric Needles	US	Issued	Oct 24, 2000	09/695,163	Aug 27, 2002	6,439,192	Westport Power Inc.
WP-PA2001016	Gaseous and Liquid Fuel Injection Valve With Concentric Needles	CA	Issued	Oct 3, 2001	2,358,150	Feb 24, 2009	2,358,150	Westport Power Inc.
WP-PA1998009	Gaseous And Liquid Fuel Injector	US	Issued	Sep 16, 1998	09/154,103	Jun 13, 2000	6,073,862	Westport Power Inc.
WP-PA2001001	Gaseous And Liquid Fuel Injector	CA	Issued	Sep 15, 1999	2,339,504	Jun 5, 2007	2,339,504	Westport Power Inc.
WP-PA2000004	Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	US	Issued	Apr 18, 2000	09/552,480	Jan 8, 2002	6,336,598	Westport Power Inc.
WP-PA2002037	Gaseous and Liquid Fuel Injector With a Two-Way Hydraulic Fluid Control Valve	CA	Issued	Apr 18, 2001	2,405,468	Jul 7, 2009	2,405,468	Westport Power Inc.
WP-PA2002041DE	Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	DE	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	60106590.5	Westport Power Inc.
WP-PA2002041FI	Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	FI	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	Westport Power Inc.
WP-PA2002041UK	Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	GB	Issued	Apr 18, 2001	01927515.5	Oct 20, 2004	1274933	Westport Power Inc.
WP-PA2002043	Gaseous And Liquid Fuel Injector With A Two-Way Hydraulic Fluid Control Valve	CN	Issued	Apr 18, 2001	01808289.0	Sep 3, 2008	ZL01808289.0	Westport Power Inc.
WP-PA2014086	Gaseous Fuel Vent Handling Apparatus and Method	CA	Allowed	Oct 23, 2014	2,868,338			Westport Power Inc.
WP-PA2015084	Gaseous Fuel Vent Handling Apparatus and Method	WO	Pending	Oct 23, 2015	PCT/CA2015/051082			Westport Power Inc.
WP-PA2014080	Guide for a Reciprocating Body With a Low Coefficient of Thermal Expansion	CA	Pending	Oct 10, 2014	2,867,445			Westport Power Inc.
WP-PA2015055	High Pressure Fluid Control System and Method of Controlling Pressure Bias in an End User Device	US	Pending	Jun 12, 2015	62/175,157			Westport Power Inc.
WP-PA2003019	A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	CA	Issued	Sep 23, 2003	2,441,641	Jan 31, 2006	2,441,641	Westport Power Inc.
WP-PA2006013	A High Pressure Gaseous Fuel Supply System for an Internal Combustion Engine and a Method of Sealing Connections Between Components to Prevent Leakage of a High Pressure Gaseous Fuel	US	Issued	Mar 20, 2006	11/277,013	Dec 18, 2007	7,308,889	Westport Power Inc.
WP-PA2015019	Hydraulically Actuated Gaseous Fuel Injector	CA	Pending	Mar 13, 2015	2,884,945			Westport Power Inc.
WP-PA1999005	Hydraulically Actuated Gaseous or Dual Fuel Injector	US	Issued	May 8, 1998	09/075,060	Dec 7, 1999	5,996,558	Westport Power Inc.
WP-PA2002025	Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	CA	Issued	Sep 26, 2002	2,405,350	Aug 10, 2004	2,405,350	Westport Power Inc.
WP-PA2005002	Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	US	Issued	Sep 26, 2003	11/090,462	Aug 15, 2006	7,090,145	Westport Power Inc.
WP-PA2005010DE	Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	DE	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	60311490.3	Westport Power Inc.
WP-PA2005010UK	Liquid Cooled Fuel Injection Valve And Method Of Operating A Liquid Cooled Fuel Injection Valve	GB	Issued	Sep 26, 2003	03753176.1	Jan 24, 2007	1546543	Westport Power Inc.
WP-PA2014084	Mechanically Energized Seal for Sealing Between a Gaseous Fuel Body and a Combustion Engine Cylinder Head	CA	Pending	Oct 21, 2014	2,868,598			Westport Power Inc.
WP-PA2003018	Method And Apparatus For Controlling An Internal Combustion Engine Using Combustion Chamber Pressure Sensing	US	Issued	Oct 3, 2003	10/679,026	Feb 21, 2006	7,000,596	Westport Power Inc.
WP-PA2006044	Method and Apparatus for Controlling an Internal Combustion Engine Using Combustion Chamber Pressure Sensing	GB	Issued	Sep 23, 2004	0607808.3	Aug 22, 2007	2422914	Westport Power Inc.
WP-PA2003033	Method And Apparatus for Controlling Combustion Quality of A Gaseous Fuelled Internal Combustion Engine	CA	Issued	Oct 1, 2003	2,444,163	Jan 9, 2007	2,444,163	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2006034	Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	AU	Issued	Sep 30, 2004	2004276396	Jan 20, 2011	2004276396	Westport Power Inc.
WP-PA2006035	Method And Apparatus for Controlling Combustion Quality of A Gaseous Fuelled Internal Combustion Engine	CN	Issued	Sep 30, 2004	200480031144.8	May 22, 2009	ZL200480031144.8	Westport Power Inc.
WP-PA2006036DE	Method And Apparatus for Controlling Combustion Quality of A Gaseous Fuelled Internal Combustion Engine	DE	Issued	Sep 30, 2004	04786686.8	Nov 11, 2015	1689990	Westport Power Inc.
WP-PA2006040	Method and Apparatus for Controlling Combustion Quality of a Gaseous Fuelled Internal Combustion Engine	US	Issued	Sep 30, 2004	11/397,250	Feb 5, 2008	7,325,529	Westport Power Inc.
WP-PA2012031	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CA	Issued	Apr 5, 2012	2,773,651	Apr 9, 2013	2,773,651	Westport Power Inc.
WP-PA2014074	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	CN	Pending	Apr 3, 2013	201380029587.2			Westport Power Inc.
WP-PA2014075	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	13772534.7			Westport Power Inc.
WP-PA2014076	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,240			Westport Power Inc.
WP-PA2014077	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	US	Pending	Apr 3, 2013	14/504,257			Westport Power Inc.
WP-PA2014078	Method and Apparatus for Controlling Fuel Pressure in a Gaseous Fuelled Internal Combustion Engine	EP	Pending	Apr 3, 2013	14003627.8			Westport Power Inc.
WP-PA2000001	Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	US	Issued	Feb 11, 2000	09/503,034	Mar 20, 2001	6,202,601	Westport Power Inc.
WP-PA2002018	Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804862.5	Jan 11, 2006	ZL01804862.5	Westport Power Inc.
WP-PA2001013DE	Method and Apparatus for Dual Fuel Injection Into an Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	60118706.7	Westport Power Inc.
WP-PA2001013FR	Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	Westport Power Inc.
WP-PA2001013IT	Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	IT	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	Westport Power Inc.
WP-PA2001013UK	Method and Apparatus For Dual Fuel Injection Into An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905536.7	Apr 12, 2006	1255923	Westport Power Inc.
WP-PA2006011	Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	CA	Issued	Jan 31, 2006	2,532,775	Apr 15, 2008	2,532,775	Westport Power Inc.
WP-PA2007001	Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	AU	Issued	Jan 30, 2007	2007200381	Jan 8, 2009	2007200381	Westport Power Inc.
WP-PA2007002	Method And Apparatus For Delivering Two Fuels To A Direct Injection Internal Combustion Engine	US	Issued	Jan 30, 2007	11/669,155	May 20, 2008	7,373,931	Westport Power Inc.
WP-PA2013087	Method and Apparatus for Fuel Injection and Dynamic Combustion Control	CA	Issued	Dec 23, 2013	2,838,120	Jun 23, 2015	2,838,120	Westport Power Inc.
WP-PA2014102	Method and Apparatus for Fuel Injection and Dynamic Combustion Control	WO	Pending	Dec 16, 2014	PCT/CA2014/051219			Westport Power Inc.
WP-PA2002008	Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	US	Issued	Apr 9, 2002	10/119,175	Jan 13, 2004	6,675,748	Westport Power Inc.
WP-PA2004046	Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	JP	Issued	Apr 9, 2003	2003-584483	Oct 10, 2008	4199674	Westport Power Inc.
WP-PA2004059DE	Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	DE	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2004059UK	Method And Apparatus For Fuel Injection Into An Internal Combustion Engine	GB	Issued	Apr 9, 2003	03711768.6	Sep 17, 2008	1492948	Westport Power Inc.
WP-PA2004061	Method and Apparatus for Fuel Injection Into an Internal Combustion Engine	IN	Issued	Apr 9, 2003	1302/KOLNP/2004	Nov 16, 2010	244068	Westport Power Inc.
WP-PA2000022	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	US	Issued	Dec 26, 2000	09/748,547	Nov 4, 2003	6,640,773	Westport Power Inc.	Cummins Inc.
WP-PA2001014DE	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	60115926.8	Westport Power Inc.	Cummins Inc.
WP-PA2001014FR	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	FR	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	Westport Power Inc.	Cummins Inc.
WP-PA2001014UK	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Feb 9, 2001	01905535.9	Dec 14, 2005	1320675	Westport Power Inc.	Cummins Inc.
WP-PA2002015	Method and Apparatus for Gaseous Fuel Introduction and Controlling Combustion in an Internal Combustion Engine	CA	Issued	Feb 9, 2001	2,398,146	Sep 22, 2009	2,398,146	Westport Power Inc.	Cummins Inc.
WP-PA2002017	Method and Apparatus for Gaseous Fuel Introduction and Controlling Combustion in an Internal Combustion Engine	CN	Issued	Feb 9, 2001	01804794.7	Sep 3, 2008	ZL01804794.7	Westport Power Inc.	Cummins Inc.
WP-PA2002039	Method and Apparatus for Gaseous Fuel Introduction and Controlling Combustion In an Internal Combustion Engine	BR	Issued	Feb 9, 2001	PI0108255-8	Aug 11, 2009	PI0108255-8	Westport Power Inc.	Cummins Inc.
WP-PA2005013DE	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	DE	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	Westport Power Inc.	Cummins Inc.
WP-PA2005013UK	Method And Apparatus For Gaseous Fuel Introduction And Controlling Combustion In An Internal Combustion Engine	GB	Issued	Mar 2, 2005	050755537	Jun 6, 2012	1559886	Westport Power Inc.	Cummins Inc.
WP-PA2006051	Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	CA	Issued	Mar 10, 2006	2,538,980	Sep 23, 2008	2,538,980	Westport Power Inc.
WP-PA2008032	Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	US	Issued	Mar 9, 2007	12/208,020	Dec 1, 2009	7,627,416	Westport Power Inc.
WP-PA2008033	Method And Apparatus For Operating A Dual Fuel Internal Combustion Engine	AU	Issued	Mar 9, 2007	2007224970	Mar 1, 2012	2007224970	Westport Power Inc.
WP-PA2008034	Method and Apparatus for Operating a Dual Fuel Internal Combustion Engine	CN	Issued	Mar 9, 2007	200780008596.8	Dec 15, 2010	ZL200780008596.8	Westport Power Inc.
WP-PA2003032	Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Oct 6, 2003	10/679,766	Jul 5, 2005	6,912,992	Westport Power Inc.
WP-PA2006045	Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	AU	Issued	Oct 6, 2004	2004277515	Mar 3, 2011	2004277515	Westport Power Inc.
WP-PA2006046	Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in Gaseous-Fuelled Internal Combustion Engine	CA	Issued	Oct 6, 2004	2,539,905	Dec 21, 2010	2,539,905	Westport Power Inc.
WP-PA2006047	Method and Apparatus for Pilot Fuel Introduction and Controlling Combustion in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Oct 6, 2004	04789710.3			Westport Power Inc.
WP-PA2003034	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Sep 30, 2003	2,442,336	Sep 19, 2006	2,442,336	Westport Power Inc.	UBC
WP-PA2006041	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	CN	Issued	Sep 23, 2004	200480031143.3	May 26, 2010	ZL200480031143.3	Westport Power Inc.	UBC

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2006042DE	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	DE	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	Westport Power Inc.	UBC
WP-PA2006042FI	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FI	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	Westport Power Inc.	UBC
WP-PA2006042FR	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	FR	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	Westport Power Inc.	UBC
WP-PA2006042UK	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	GB	Issued	Sep 23, 2004	04786656.1	Jul 4, 2012	1687516	Westport Power Inc.	UBC
WP-PA2006043	Method and Apparatus for Providing for High EGR Gaseous-Fuelled Direct Injection Internal Combustion Engine	US	Issued	Mar 28, 2006	11/277,714	Dec 4, 2007	7,302,918	Westport Power Inc.	UBC
WP-PA2012069	Method and System for Detecting and Diagnosing a Gaseous Fuel Leak in a Dual Fuel Internal Combustion Engine System	CA	Issued	Oct 31, 2012	2,794,117	Nov 12, 2013	2,794,117	Westport Power Inc.
WP-PA2014034	Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	CA	Issued	Mar 21, 2014	2,847,630	Mar 3, 2015	2,847,630	Westport Power Inc.
WP-PA2015011	Method and System for Operating Gaseous-Fuelled Direct Injection Internal Combustion Engine	WO	Pending	Mar 19, 2015	PCT/CA2015/050204			Westport Power Inc.
WP-PA2003020	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CA	Issued	Sep 23, 2003	2,441,686	Dec 21, 2004	2,441,686	Westport Power Inc.
WP-PA2006023	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	AU	Issued	Sep 23, 2004	2004274541	Nov 17, 2011	2004274541	Westport Power Inc.
WP-PA2006024	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200480031142.9	Dec 30, 2009	ZL200480031142.9	Westport Power Inc.
WP-PA2006025	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	EP	Pending	Sep 23, 2004	04786655.3			Westport Power Inc.
WP-PA2006026	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	IN	Issued	Sep 23, 2004	968/KOLNP/2006	Feb 28, 2011	246447	Westport Power Inc.
WP-PA2006028	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Sep 23, 2004	10/573,393	Jun 24, 2008	7,392,129	Westport Power Inc.
WP-PA2008018	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	US	Issued	Jun 10, 2008	12/136,740	Jun 2, 2009	7,542,842	Westport Power Inc.
WP-PA2009018	Method For Controlling Combustion In An Internal Combustion Engine And Predicting Performance And Emissions	CN	Issued	Sep 23, 2004	200910207993.9	Feb 27, 2013	ZL 200910207993.9	Westport Power Inc.
WP-PA2010006	Method for Controlling Combustion in an Internal Combustion Engine and Predicting Performance and Emissions	IN	Pending	Apr 16, 2010	1338/KOLNP/2010			Westport Power Inc.
WP-PA2010026	Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	US	Issued	Aug 19, 2010	12/859,673	Jan 10, 2012	8,095,294	Westport Power Inc.
WP-PA2013011	Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CA	Pending	Aug 16, 2011	2,808,542			Westport Power Inc.
WP-PA2013012	Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	CN	Pending	Aug 16, 2011	201180050373.4			Westport Power Inc.
WP-PA2013013	Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	EP	Pending	Aug 16, 2011	11817627.0			Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2013014	Method for Determining Fuel Injection On-Time in a Gaseous-Fuelled Internal Combustion Engine	JP	Pending	Aug 16, 2011	2013-524320			Westport Power Inc.
WP-PA2004013	Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	CA	Issued	Apr 7, 2004	2,463,791	Jan 3, 2012	2,463,791	Westport Power Inc.
WP-PA2006029	Method For Injecting Gaseous Fuels Into An Internal Combustion Engine At High Pressures	US	Issued	Sep 30, 2004	11/277,776	Jan 16, 2007	7,162,995	Westport Power Inc.
WP-PA2006030	Method For Injecting Gaseous Fuels Into An Internal Combustion Engine At High Pressures	AU	Issued	Sep 30, 2004	2004276395	May 12, 2011	2004276395	Westport Power Inc.
WP-PA2006031	Method For Injecting Gaseous Fuels Into An Internal Combustion Engine At High Pressures	CN	Issued	Sep 30, 2004	200480031162.6	May 12, 2010	ZL200480031162.6	Westport Power Inc.
WP-PA2006032DE	Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	DE	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	602004032167.2	Westport Power Inc.
WP-PA2006032FR	Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	FR	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	Westport Power Inc.
WP-PA2006032IT	Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	IT	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	Westport Power Inc.
WP-PA2006032UK	Method for Injecting Gaseous Fuels Into an Internal Combustion Engine at High Pressures	GB	Issued	Sep 30, 2004	04786685.0	Apr 6, 2011	1687521	Westport Power Inc.
WP-PA2006033	Method For Injecting Gaseous Fuels Into An Internal Combustion Engine At High Pressures	IN	Issued	Sep 30, 2004	976/KOLNP/2006	Aug 3, 2010	241968	Westport Power Inc.
WP-PA2010016	Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System with a Selective Catalytic Reduction Converter	CA	Issued	May 7, 2010	2,702,246	Jan 17, 2012	2,702,246	Westport Power Inc.
WP-PA2012057	Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System With a Selective Catalytic Reduction Converter	AU	Issued	Apr 15, 2011	2011242362	May 7, 2015	2011242362	Westport Power Inc.
WP-PA2012058	Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System With a Selective Catalytic Reduction Converter	CN	Allowed	Apr 15, 2011	201180020063.8			Westport Power Inc.
WP-PA2012059	Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System With a Selective Catalytic Reduction Converter	EP	Pending	Apr 15, 2011	11771437.8			Westport Power Inc.
WP-PA2012060	Method of Controlling a Direct-Injection Gaseous-Fuelled Internal Combustion Engine System With a Selective Catalytic Reduction Converter	US	Pending	Apr 15, 2011	13/633,070			Westport Power Inc.
WP-PA2004064	Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	Nov 2, 2004	10/979,700	May 9, 2006	7,040,281	Westport Power Inc.
WP-PA2006055	Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	US	Issued	May 8, 2006	11/382,208	Oct 16, 2007	7,281,515	Westport Power Inc.
WP-PA2007011	Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Oct 25, 2005	200580045427.2	Mar 9, 2011	ZL200580045427.2	Westport Power Inc.
WP-PA2007012DE	Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	DE	Issued	Oct 25, 2005	05810148.6	Jan 9, 2013	602005027863.4	Westport Power Inc.
WP-PA2007013	Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	IN	Issued	Oct 25, 2005	1658/KOLNP/2007	Jul 16, 2014	261835	Westport Power Inc.
WP-PA2008042	Method of Injecting a Gaseous Fuel Into an Internal Combustion Engine	CN	Issued	Apr 26, 2007	200780016976.6	May 18, 2011	200780016976.6	Westport Power Inc.
WP-PA2008043	Method of Injecting A Gaseous Fuel Into An Internal Combustion Engine	EP	Pending	Apr 26, 2007	07719647.5			Westport Power Inc.
WP-PA2005048	Method of Reducing Particulates and Enhancing Burning Rate Within a Combustion Chamber	US	Issued	Oct 2, 2003	11/098,366	Mar 14, 2006	7,011,070	Westport Power Inc.
WP-PA2012077	Mid-Cycle Fuel Injection Strategies	CA	Issued	Dec 20, 2012	2,799,952	Apr 29, 2014	2,799,952	Westport Power Inc.
WP-PA2015051	Mid-Cycle Fuel Injection Strategies	CN	Pending	Dec 12, 2013	201380073387.7			Westport Power Inc.
WP-PA2015052	Mid-Cycle Fuel Injection Strategies	EP	Pending	Dec 12, 2013	13865137.7			Westport Power Inc.
WP-PA2015053	Mid-Cycle Fuel Injection Strategies	IN	Pending	Dec 12, 2013	3498/CHENP/2015			Westport Power Inc.
WP-PA2015054	Mid-Cycle Fuel Injection Strategies	US	Pending	Dec 12, 2013	14/738,838			Westport Power Inc.
WP-PA2013055	Module for Controlling Fuel Pressure in an Internal Combustion Engine	CA	Issued	Jun 28, 2013	2,820,013	Dec 2, 2014	2,820,013	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2014059	Module for Controlling Fuel Pressure in an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050583			Westport Power Inc.
WP-PA2011010	Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CA	Issued	Oct 5, 2011	2,754,183	Jan 8, 2013	2,754,183	Westport Power Inc.
WP-PA2014030	Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	CN	Pending	Oct 2, 2012	201280049259.4			Westport Power Inc.
WP-PA2014031	Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	EP	Pending	Oct 2, 2012	12838463.3			Westport Power Inc.
WP-PA2014032	Module for Managing Mass Flow and Dampening Pressure Pulsations in a Gaseous Fuel Supply Line	US	Pending	Oct 2, 2012	14/229,996			Westport Power Inc.
WP-PA2014036	Multi-Fuel Injection System and Method	CA	Allowed	Apr 11, 2014	2,848,849			Westport Power Inc.
WP-PA2015020	Multi-Fuel Injection System and Method	WO	Pending	Apr 8, 2015	PCT/CA2015/050284			Westport Power Inc.
WP-PA2015059	Multi-Fuel Rail Apparatus	US	Pending	Aug 4, 2015	62/201,074			Westport Power Inc.
WP-PA2006052	Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	CA	Issued	Mar 22, 2006	2,539,232	Jan 8, 2008	2,539,232	Westport Power Inc.
WP-PA2008022	Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	IN	Pending	Mar 13, 2007	1999/MUMNP/2008			Westport Power Inc.
WP-PA2008023	Multi-Fuel Storage System and Method of Storing Fuel in a Multi-Fuel Storage System	US	Issued	Mar 13, 2007	12/234,177	Dec 14, 2010	7,850,034	Westport Power Inc.
WP-PA2012062	Multifunctional Spacer	CN	Issued	Oct 16, 2012	201220529791.3	Jul 17, 2013	ZL 201220529791.3	Westport Power Inc.
WP-PA2014017	Multifunctional Spacer	CN	Pending	Oct 15, 2012	201280049109.3			Westport Power Inc.
WP-PA2014018	Multifunctional Spacer	IN	Pending	Oct 15, 2012	2733/CHENP/2014			Westport Power Inc.
WP-PA2015027	Operating a Gaseous Fuel Injector	CA	Allowed	Apr 7, 2015	2,887,730			Westport Power Inc.
WP-PA2013029	Preventing Fuel Regulation Failure	CA	Issued	Mar 15, 2013	2,809,539	May 13, 2014	2,809,539	Westport Power Inc.
WP-PA2015069	Preventing Fuel Regulation Failure	CN	Pending	Mar 6, 2014	201480013949.3			Westport Power Inc.
WP-PA2015070	Preventing Fuel Regulation Failure	EP	Pending	Mar 6, 2014	14762882.0			Westport Power Inc.
WP-PA2015071	Method and Apparatus for Fuel Regulation (Preventing Fuel Regulation Failure)	US	Pending	Mar 6, 2014	14/777,398			Westport Power Inc.
WP-PA2015004	Reducing Unburned Hydrocarbon Emissions in Gaseous Fuelled Lean-Burn Engines	CA	Allowed	Feb 10, 2015	2,881,529			Westport Power Inc.
WP-PA2014104	Sealing Structure for Gaseous Fuel	CA	Allowed	Dec 18, 2014	2,875,512			Westport Power Inc.
WP-PA2015107	Sealing Structure for Gaseous Fuel	WO	Pending	Dec 18, 2015	PCT/CA2015/051348			Westport Power Inc.
WP-PA2012073	Skip-Fire Fuel Injection System and Method	CA	Issued	Dec 14, 2012	2,798,599	Nov 12, 2013	2,798,599	Westport Power Inc.
WP-PA2015037	Skip-Fire Fuel Injection System and Method	CN	Pending	Dec 12, 2013	201380071024.X			Westport Power Inc.
WP-PA2015038	Skip-Fire Fuel Injection System and Method	EP	Pending	Dec 12, 2013	13862956.3			Westport Power Inc.
WP-PA2015039	Skip-Fire Fuel Injection System and Method	KR	Pending	Dec 12, 2013	10-2015-7018812			Westport Power Inc.
WP-PA2015040	Skip-Fire Fuel Injection System and Method	US	Pending	Dec 12, 2013	14/738,832			Westport Power Inc.
WP-PA2013054	Split Fuel Rail Assembly for an Internal Combustion Engine	CA	Issued	Jun 27, 2013	2,819,718	Oct 14, 2014	2,819,718	Westport Power Inc.
WP-PA2014058	Split Fuel Rail Assembly for an Internal Combustion Engine	WO	Pending	Jun 20, 2014	PCT/CA2014/050582			Westport Power Inc.
WP-PA2014007	Starting a Gaseous and Pilot Fuelled Engine	CA	Issued	Feb 11, 2014	2,842,729	Sep 1, 2015	2,842,729	Westport Power Inc.
WP-PA2015002	Starting a Gaseous and Pilot Fuelled Engine	WO	Pending	Feb 10, 2015	PCT/CA2015/050097			Westport Power Inc.

The patents and applications listed below generally relate to gaseous fuel engine systems not relying on diesel for combustion and which we refer to generally as SIDI (spark ignited direct injection). Breadth of coverage is provided by the claims, some of which may have application outside of this specific field. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2015044	Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	IN	Pending	Dec 17, 2013	3370/CHENP/2015			Westport Power Inc.
WP-PA2015045	Air-Fuel Ratio Control in a Multi-Fuel Internal Combustion Engine	US	Pending	Dec 17, 2013	14/738,835			Westport Power Inc.
WP-PA2014039	Apparatus and Method for Fuelling a Flexible- Fuel Internal Combustion Engine	CN	Pending	Nov 20, 2012	201280067662.X			Westport Power Inc.
WP-PA2014040	Apparatus and Method for Fuelling a Flexible- Fuel Internal Combustion Engine	EP	Pending	Nov 20, 2012	12852244.8			Westport Power Inc.
WP-PA2014041	Apparatus and Method for Fuelling a Flexible- Fuel Internal Combustion Engine	US	Pending	Nov 20, 2012	14/272,469			Westport Power Inc.
WP-PA2015083	Combustion Chamber Geometry	WO	Pending	Nov 6, 2015	PCT/CA2015/051156			Westport Power Inc.
WP-PA2014089	Control System for a Flexible Fuel Internal Combustion Engine	WO	Pending	Nov 6, 2014	PCT/CA2014/051066			Westport Power Inc.
WP-PA2014068	Direct Exhaust Gas Recirculation System	WO	Pending	Aug 26, 2014	PCT/CA2014/050817			Westport Power Inc.
WP-PA2005003	Direct Injection Gaseous Fuel Engine With Ignition Assist	US	Issued	Nov 7, 2003	11/150,035	Jul 18, 2006	7,077,115	Westport Power Inc.
WP-PA2013023	Fuel Injector Temperature Mitigation	CA	Issued	Mar 12, 2013	2,809,298	May 13, 2014	2,809,298	Westport Power Inc.
WP-PA2015062	Fuel Injector Temperature Mitigation	CN	Pending	Mar 6, 2014	201480013497.9			Westport Power Inc.
WP-PA2015063	Fuel Injector Temperature Mitigation	EP	Pending	Mar 6, 2014	14765068.3			Westport Power Inc.
WP-PA2015064	Fuel Injector Temperature Mitigation	US	Pending	Mar 6, 2014	14/775,555			Westport Power Inc.
WP-PA2015056	Fuel Injector Trimming in a Multi-Fuel Engine	CA	Pending	Jun 12, 2015	2,894,291			Westport Power Inc.
WP-PA2015021	Fuel System Protection in a Multi-Fuel Engine	CN	Pending	Oct 22, 2013	201380055312.6			Westport Power Inc.	GM
WP-PA2015022	Fuel System Protection in a Multi-Fuel Engine	EP	Pending	Oct 22, 2013	13848907.5			Westport Power Inc.	GM
WP-PA2015023	Fuel System Protection in a Multi-Fuel Engine	IN	Pending	Oct 22, 2013	2349/CHENP/2015			Westport Power Inc.	GM
WP-PA2015024	Fuel System Protection in a Multi-Fuel Engine	US	Pending	Oct 22, 2013	14/690,411			Westport Power Inc.	GM
WP-PA2014092	Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	CN	Pending	Jun 13, 2013	201380031462.3			Westport Power Inc.	GM
WP-PA2014093	Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	EP	Pending	Jun 13, 2013	13804568.7			Westport Power Inc.	GM
WP-PA2014096	Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	IN	Pending	Jun 13, 2013	9394/CHENP/2014			Westport Power Inc.	GM
WP-PA2014097	Fuel System Protection in a Multi-Fuel System Internal Combustion Engine	US	Pending	Jun 13, 2013	14/569,767			Westport Power Inc.	GM
WP-PA2015015	Fuel System Protection in a Multi-Fuel Internal Combustion Engine	CN	Pending	Oct 8, 2013	201380064140.9			Westport Power Inc.
WP-PA2015016	Fuel System Protection in a Multi-Fuel Internal Combustion Engine	EP	Pending	Oct 8, 2013	13845933.4			Westport Power Inc.
WP-PA2015017	Fuel System Protection in a Multi-Fuel Internal Combustion Engine	IN	Pending	Oct 8, 2013	2350/CHENP/2015			Westport Power Inc.
WP-PA2015018	Fuel System Protection in a Multi-Fuel Internal Combustion Engine	US	Pending	Oct 8, 2013	14/678,694			Westport Power Inc.
WP-PA2014079	Gaseous Fuel Pressure Regulation	IT	Pending	Nov 5, 2014	BS2014A000188			Westport Power Inc.
WP-PA2015101	Gaseous Fuel Pressure Regulation	WO	Pending	Nov 5, 2015	PCT/CA2015/051145			Westport Power Inc.
WP-PA2014009	Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	CN	Pending	Mar 10, 2014	201410085812.0			Westport Power Inc.
WP-PA2014010	Combustion Apparatus for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106418.6	Dec 31, 2014	ZL 201420106418.6	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2014011	Gaseous Fuel Flow Divider for Dividing a Gaseous Fuel Flow from a Fuel Injection Valve	CN	Issued	Mar 10, 2014	201420106420.3	Dec 31, 2014	ZL 201420106420.3	Westport Power Inc.
WP-PA2014064	Gaseous Fuel Injector	CA	Pending	Jul 18, 2014	2,857,396			Westport Power Inc.
WP-PA2015058	Gaseous Fuel Injector	WO	Pending	Jul 17, 2015	PCT/CA2015/050668			Westport Power Inc.
WP-PA2014012	Intake Manifold for a Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106295.6	Dec 31, 2014	ZL 201420106295.6	Westport Power Inc.
WP-PA2014013	Arrangement for an Intake Port and a Valve Seat for a Gaseous Fuelled Internal Combustion	CN	Issued	Mar 10, 2014	201420106293.7	Dec 31, 2014	ZL 201420106293.7	Westport Power Inc.
WP-PA2014014	Gaseous Fuelled Internal Combustion Engine	CN	Issued	Mar 10, 2014	201420106419.0	Dec 31, 2014	ZL 201420106419.0	Westport Power Inc.
WP-PA2015006	Gaseous Fuel Combustion Apparatus for an Internal Combustion Engine	WO	Pending	Feb 20, 2015	PCT/CA2015/050133			Westport Power Inc.
WP-PA1998001	Intensifier Apparatus And Method Of Supplying High Pressure Gaseous Fuel to an Internal	US	Issued	Jan 6, 1998	09/003,407	Nov 10, 1998	5,832,906	Westport Power Inc.
WP-PA2000020	Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2000	10052336.6	Apr 22, 2004	10052336.6	Westport Power Inc.
WP-PA2003011	Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Oct 22, 2001	10/418,721	Jan 25, 2005	6,845,746	Westport Power Inc.
WP-PA2003012	Internal Combustion Engine With Injection of Gaseous Fuel	US	Issued	Apr 16, 2003	10/414,850	Feb 15, 2005	6,854,438	Westport Power Inc.
WP-PA2003013DE	Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	501069941	Westport Power Inc.
WP-PA2003013UK	Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Oct 22, 2001	01987843.8	Aug 3, 2005	1,330,599	Westport Power Inc.
WP-PA2005065	Internal Combustion Engine With Injection of Gaseous Fuel	CN	Issued	Apr 16, 2004	200480016915.6	Jul 2, 2008	ZL200480016915.6	Westport Power Inc.
WP-PA2005066	Internal Combustion Engine With Injection of Gaseous Fuel	IN	Issued	Apr 16, 2004	2062/KOLNP/2005	Mar 16, 2010	239300	Westport Power Inc.
WP-PA2005067	Internal Combustion Engine With Injection of Gaseous Fuel	JP	Issued	Apr 16, 2004	2006-504113	Jan 22, 2010	4441620	Westport Power Inc.
WP-PA2005068	Internal Combustion Engine With Injection of Gaseous Fuel	RU	Issued	Apr 16, 2004	2005135152	Dec 27, 2008	2342543	Westport Power Inc.
WP-PA2005071DE	Internal Combustion Engine With Injection of Gaseous Fuel	DE	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	602004002108.3	Westport Power Inc.
WP-PA2005071FR	Internal Combustion Engine With Injection of Gaseous Fuel	FR	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	Westport Power Inc.
WP-PA2005071IT	Internal Combustion Engine With Injection of Gaseous Fuel	IT	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1616088	Westport Power Inc.
WP-PA2005071UK	Internal Combustion Engine With Injection of Gaseous Fuel	GB	Issued	Apr 16, 2004	04727803.1	Aug 23, 2006	1,616,088	Westport Power Inc.
WP-PA2006012	Method And Apparatus For Operating A Methane-Fuelled Engine And Treating Exhaust Gas With A Methane Oxidation Catalyst	CA	Issued	Feb 3, 2006	2,534,031	Jun 10, 2008	2,534,031	Westport Power Inc.
WP-PA2008024	Method and Apparatus for Operating a Methane- Fuelled Engine and Treating Exhaust Gas With a	CN	Issued	Feb 1, 2007	200780004413.5	Nov 6, 2013	ZL 200780004413.5	Westport Power Inc.
WP-PA2015046	Multi-Fuel Engine Apparatus	US	Pending	Jun 3, 2015	62/170,483			Westport Power Inc.
WP-PA2014006	Port Fuel Injection Apparatus	CA	Issued	Feb 3, 2014	2,841,653	Jun 23, 2015	2,841,653	Westport Power Inc.
WP-PA2015001	Port Fuel Injection Apparatus	WO	Pending	Jan 29, 2015	PCT/CA2015/050067			Westport Power Inc.

The patents/applications listed below relate to EMER and OMVL products. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
EM-PA2011044	Control System of Gas-Flow From Cylinders to a User	IT	Issued	Oct 17, 2003	BS2003A000101	Aug 20, 2008	1346445	EMER S.p.A.
EM-PA2013008	Coupling Device	CN	Issued	Feb 8, 2011	201180067048.9	Jul 29, 2015	ZL201180067048.9	EMER S.p.A.
EM-PA2013009DE	Coupling Device	DE	Issued	Feb 8, 2011	117105759	May 27, 2015	2673543	EMER S.p.A.
EM-PA2013009IT	Coupling Device	IT	Issued	Feb 8, 2011	117105759	May 27, 2015	2673543	EMER S.p.A.
EM-PA2013010	Coupling Device	IN	Pending	Feb 8, 2011	1467/MUMNP/2013			EMER S.p.A.
EM-PA2013011	Coupling Device	US	Issued	Feb 8, 2011	13/975,843	Sep 9, 2014	8,827,321	EMER S.p.A.
OM-PA2010001	Dispositivo regolatore di pressione per impianti a gas per l’alimentazione di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00012	Jan 19, 2009	1351992	OMVL S.p.A.
OM-PA2010002	Dispositivo ridutore di pressione per sistemi di alimentazione a gas di motori a combustione interna	IT	Issued	Jan 21, 2004	PD2004A00011	Jan 19, 2009	1351991	OMVL S.p.A.
OM-PA2010005	Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	IT	Issued	Sep 4, 1997	BO97A000537	Mar 22, 1999	1294190	OMVL S.p.A.
OM-PA2010006	Dispositivo per la limitazione automatica del riempimento di un serbatoio con carburante in particolare con gas di petrolio	PL	Issued	Sep 3, 1998	P 328 339	Feb 6, 2004	187729	OMVL S.p.A.
OM-PA2012008	Electro-Actuated Servo System	IT	Issued	Sep 20, 2012	PD2012A000274	Feb 10, 2015	1413905	OMVL S.p.A.
EM-PA2011035	Electronically Controlled Multi-Valve for LPG Fuel Tanks	RU	Issued	Sep 23, 2002	2004109594	Oct 10, 2007	2307974	EMER S.p.A.	Valtek S.p.A.
EM-PA2011038	Electronically Controlled Multi-Valve for LPG Fuel Tanks	IT	Issued	Sep 23, 2002	5501/BE/2008	Nov 14, 2007	1432946	EMER S.p.A.	Valtek S.p.A.
EM-PA2011058	Filter For Gaseous Fuel, Particularly Methane and LPG	IT	Issued	Oct 30, 2009	BS2009A000196	Nov 19, 2012	1396360	Valtek S.p.A.
EM-PA2012004	Filtration System for Self-Propulsion Gas System	IT	Issued	Nov 21, 2012	BS2012A000163	Mar 26, 2015	1414576	EMER S.p.A.
EM-PA2013021	Filtration System for Self-Propulsion Gas System	WO	Pending	Nov 19, 2013	PCT/IB2013/060240			EMER S.p.A.
EM-PA2015006	Filtration System for Self-Propulsion Gas System	CN	Pending	Nov 19, 2013	201380060836.4			EMER S.p.A.
EM-PA2015007	Filtration System for Self-Propulsion Gas System	EP	Pending	Nov 19, 2013	13812151.2			EMER S.p.A.
EM-PA2015008	Filtration System for Self-Propulsion Gas System	US	Pending	Nov 19, 2013	14/717,949			EMER S.p.A.
EM-PA2011040	Fitting for Flexible Pipe	IT	Issued	May 31, 2006	BS2006A000117	Dec 26, 2009	0001368697	EMER S.p.A.
EM-PA2012002	Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	IT	Issued	Jun 28, 2012	BS2012A000097	Nov 28, 2014	1412458	EMER S.p.A.
EM-PA2014002	Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	CN	Pending	Jun 25, 2013	201380031397.4			EMER S.p.A.
EM-PA2014003	Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	EP	Pending	Jun 25, 2013	13765436.4			EMER S.p.A.
EM-PA2014004	Fluid Flow Regulating Device Particularly for Automotive Gas Systems Having High Resistance to Corrosion	US	Pending	Jun 25, 2013	14/583,675			EMER S.p.A.
OM-PA2010008	A Gaseous Fuel Injector for Internal Combustion Engines	AU	Issued	Apr 19, 2005	2005330903	Dec 15, 2011	2005330903	OMVL S.p.A.
OM-PA2010009	A Gaseous Fuel Injector for Internal Combustion Engines	CN	Issued	Apr 19, 2005	200580049535.7	Mar 15, 2010	ZL200580049535.7	OMVL S.p.A.
OM-PA2010011	A Gaseous Fuel Injector for Internal Combustion Engines	JP	Issued	Apr 19, 2005	2008-507273	Aug 6, 2010	4564087	OMVL S.p.A.
OM-PA2010012	A Gaseous Fuel Injector for Internal Combustion Engines	KR	Issued	Apr 19, 2005	10-2007-7023892	Aug 8, 2012	10-1174181	OMVL S.p.A.
OM-PA2010014	A Gaseous Fuel Injector for Internal Combustion Engines	DE	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010015	A Gaseous Fuel Injector for Internal Combustion Engines	FR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010016	A Gaseous Fuel Injector for Internal Combustion Engines	GB	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010017	A Gaseous Fuel Injector for Internal Combustion Engines	IT	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010018	A Gaseous Fuel Injector for Internal Combustion Engines	NL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010019	A Gaseous Fuel Injector for Internal Combustion Engines	PL	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010020	A Gaseous Fuel Injector for Internal Combustion Engines	TR	Issued	Apr 19, 2005	05743459.9	Jul 9, 2008	1872007	OMVL S.p.A.
OM-PA2010021	A Gaseous Fuel Injector for Internal Combustion Engines	IR	Issued	Apr 19, 2005	38501285	Aug 14, 2007	41983	OMVL S.p.A.
EM-PA2013002	Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	CN	Pending	Dec 21, 2010	201080070786.4			EMER S.p.A.
EM-PA2013003	Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	AU	Pending	Dec 21, 2010	2010366018			EMER S.p.A.
EM-PA2013004DE	Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	DE	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER S.p.A.
EM-PA2013004IT	Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	IT	Issued	Dec 21, 2010	10812812.5	Mar 25, 2015	2655844	EMER S.p.A.
EM-PA2013005	Gasifier/Pressure Reducer Device in Self-Propulsion Gas Systems	RU	Pending	Dec 21, 2010	2013129455			EMER S.p.A.
EM-PA2013017	Injection Rail	CN	Pending	May 18, 2011	201180070620.7			EMER S.p.A.
EM-PA2013018	Injection Rail	EP	Pending	May 18, 2011	11740724.7			EMER S.p.A.
EM-PA2013019	Injection Rail	RU	Pending	May 18, 2011	2013147702			EMER S.p.A.
EM-PA2013020	Injection Rail	US	Pending	May 18, 2011	14/082,870			EMER S.p.A.
EM-PA2013001	Integrated Safety Device for Self-Propulsion Gas Systems	IT	Issued	Mar 27, 2013	BS2013A000039	Jul 20, 2015	1416777	EMER S.p.A.	Westport Power Inc.
EM-PA2015009	Integrated Safety Device for Self-Propulsion Gas Systems	CN	Pending	Mar 14, 2014	201480014228.4			EMER S.p.A.	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
EM-PA2015010	Integrated Safety Device for Self-Propulsion Gas Systems	EP	Pending	Mar 14, 2014	14716935.3			EMER S.p.A.	Westport Power Inc.
EM-PA2015011	Integrated Safety Device for Self-Propulsion Gas Systems	IN	Pending	Mar 14, 2014	2902/MUMNP/2015			EMER S.p.A.	Westport Power Inc.
EM-PA2015012	Integrated Safety Device for Self-Propulsion Gas Systems	US	Pending	Mar 14, 2014	14/855,121			EMER S.p.A.	Westport Power Inc.
EM-PA2011006	Means for Controlling the Delivery of Gas in Self-Propulsion Gas	IT	Issued	Oct 20, 1997	BS97A000085	Sep 1, 1999	1297323	EMER S.p.A.
EM-PA2011007	Means for Controlling the Delivery of Gas in Self-Propulsion Gas	US	Issued	Feb 13, 1998	09/023,761	Nov 7, 2000	6,142,128	EMER S.p.A.
EM-PA2011039	Multi-Valve with Pressure Regulator for Self-Propulsion Gas System	IT	Issued	Aug 4, 2004	BS2004A000089	Feb 3, 2009	1353616	EMER S.p.A.
EM-PA2011041	Pressure Regulator for Gas Powered Engines (Ex G&G)	IT	Issued	May 20, 1998	TO87A000429	May 29, 2000	1300924	EMER S.p.A.
OM-PA2015001	Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	CN	Pending	Sep 19, 2013	201380049186.3			OMVL S.p.A.
OM-PA2015002	Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	EP	Pending	Sep 19, 2013	13801754.6			OMVL S.p.A.
OM-PA2015003	Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	IN	Pending	Sep 19, 2013	596/MUMNP/2015			OMVL S.p.A.
OM-PA2015004	Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	RU	Pending	Sep 19, 2013	2015106846			OMVL S.p.A.
OM-PA2015005	Pressure Regulator Device for Fuel Plants in Internal Combustion Engines Particularly for the Automotive Field	TH	Pending	Sep 19, 2013	1501001539			OMVL S.p.A.
EM-PA2013012	Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Allowed	Feb 23, 2011	201180068099.3			EMER S.p.A.
EM-PA2013013	Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Feb 23, 2011	1514/MUMNP/2013			EMER S.p.A.
EM-PA2013014	Relief Device, in Particular for Self-Propulsion Gas Systems	CN	Allowed	Mar 14, 2011	201180069248.8			EMER S.p.A.
EM-PA2013015DE	Relief Device, in Particular for Self-Propulsion Gas Systems	DE	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER S.p.A.
EM-PA2013015IT	Relief Device, in Particular for Self-Propulsion Gas Systems	IT	Issued	Mar 14, 2011	11722923.7	Jan 14, 2015	2686592	EMER S.p.A.
EM-PA2013016	Relief Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Mar 14, 2011	1562/MUMNP/2013			EMER S.p.A.
OM-PA2010003	Riduttore compensato	IT	Issued	Feb 23, 2010	PD2010A000053	Feb 22, 2013	1398346	OMVL S.p.A.
OM-PA2012003	Riduttore Compensato (Compensated Pressure Reducting Device)	IN	Pending	Feb 15, 2011	2009/KOLNP/2012			OMVL S.p.A.
OM-PA2012004	Riduttore Compensato (Compensated Pressure Reducting Device)	KR	Pending	Feb 15, 2011	10-2012-7024407			OMVL S.p.A.
OM-PA2012006	Riduttore Compensato (Compensated Pressure Reducting Device)	TH	Pending	Feb 15, 2011	1201004186			OMVL S.p.A.
EM-PA2012003	Safety Device, in Particular for Self-Propulsion Gas Systems [w/ Glass Bulb]	IT	Issued	Jul 27, 2012	BS2012A000122	Jan 22, 2015	1413395	EMER S.p.A.
EM-PA2015001	Safety Device, in Particular for Self-Propulsion Gas Systems	CN	Pending	Jul 26, 2013	201380038796.3			EMER S.p.A.
EM-PA2015002	Safety Device, in Particular for Self-Propulsion Gas Systems	EP	Pending	Jul 26, 2013	13773393.7			EMER S.p.A.
EM-PA2015003	Safety Device, in Particular for Self-Propulsion Gas Systems	IN	Pending	Jul 26, 2013	194/MUMNP/2015			EMER S.p.A.
EM-PA2015004	Safety Device, in Particular for Self-Propulsion Gas Systems	TH	Pending	Jul 26, 2013	1501000353			EMER S.p.A.
EM-PA2015005	Safety Device, in Particular for Self-Propulsion Gas Systems	US	Pending	Jul 26, 2013	14/607,024			EMER S.p.A.
EM-PA2011018	Thermal Safety Device, Especially for Gas Powered Engines	IT	Issued	Nov 20, 2003	BS2003A000118	Aug 20, 2008	0001346383	EMER S.p.A.
EM-PA2011011	Valve Device With Two-Stage Pressure Regulator, Especially For Gas Powered Engines	IT	Issued	Nov 18, 2005	BS2005A000138	May 19, 2009	0001360874	EMER S.p.A.
EM-PA2011053	Valve to Control the Charge Level of a Gas in a Tank	IN	Issued	Nov 18, 2004	722/KOL/2004	Jul 4, 2011	248295	EMER S.p.A.
EM-PA2011054	Valve to Control the Charge Level of a Gas in a Tank	PL	Issued	Nov 25, 2004	P371394	Jul 30, 2010	206200	EMER S.p.A.
EM-PA2012001	Wireless Fuel Sensor	IT	Issued	May 16, 2012	BS2012U000018	Feb 17, 2014	0000277453	EMER S.p.A.

The patents and applications listed below relate to Fuel Supply Systems, including tanks, pumps, cryogenic systems, and related technologies. Coverage is provided by the claims, which may extend to other technology areas. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2011015	Apparatus and Method for a Portable Fuel Supply for a Vehicle	CA	Pending	Nov 24, 2011	2,759,349			Westport Power Inc.
WP-PA2014042	Apparatus and Method for a Portable Fuel Supply for a Vehicle	CN	Pending	Nov 22, 2012	201280057175.5			Westport Power Inc.
WP-PA2014043	Apparatus and Method for a Portable Fuel Supply for a Vehicle	US	Pending	Nov 22, 2012	14/272,472			Westport Power Inc.
WP-PA2008019	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CA	Issued	Apr 28, 2008	2,629,960	Dec 8, 2009	2,629,960	Westport Power Inc.
WP-PA2010019	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	AU	Issued	Apr 27, 2009	2009242917	Dec 12, 2013	2009242917	Westport Power Inc.
WP-PA2010020	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	CN	Issued	Apr 27, 2009	200980113815.8	Apr 8, 2015	ZL 200980113815.8	Westport Power Inc.
WP-PA2010021	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	EP	Pending	Apr 27, 2009	09737579.4			Westport Power Inc.
WP-PA2010022	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	IN	Pending	Apr 27, 2009	8005/DELNP/2010			Westport Power Inc.
WP-PA2010023	Apparatus and Method for Improving the Accuracy of Measurements Taken with a Capacitance-Type Sensor	US	Pending	Apr 27, 2009	12/906,995			Westport Power Inc.
WP-PA2013067	Apparatus and Method for Operating a Plurality of Hydraulic Pumps	CA	Issued	Oct 31, 2013	2,831,759	Jan 20, 2015	2,831,759	Westport Power Inc.
WP-PA2014083	Apparatus and Method for Operating a Plurality of Hydraulic Pumps	WO	Pending	Oct 23, 2014	PCT/CA2014/051030			Westport Power Inc.
WP-PA2005082	Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	CA	Issued	Dec 23, 2005	2,527,563	Jul 3, 2007	2,527,563	Westport Power Inc.
WP-PA2008014	Apparatus and Method for Pumping a Cryogenic Fluid From a Storage Vessel and Diagnosing Cryogenic Pump Performance	US	Issued	Nov 29, 2006	12/143,026	Mar 29, 2011	7,913,496	Westport Power Inc.
WP-PA2008015	Apparatus And Method For Pumping A Cryogenic Fluid From A Storage Vessel And Diagnosing Cryogenic Pump Performance	AU	Issued	Nov 29, 2006	2006326809	Jan 19, 2012	2006326809	Westport Power Inc.
WP-PA2008016	Apparatus and Method for Pumping a Cryogenic Fluid From a Storage Vessel and Diagnosing Cryogenic Pump Performance	CN	Issued	Nov 29, 2006	200680048989.7	Sep 14, 2011	ZL 200680048989.7	Westport Power Inc.
WP-PA2013057	Apparatus and Method for Pumping a Cryogenic Fluid From a Storage Vessel and Diagnosing Cryogenic Pump Performance	US	Pending	Aug 27, 2013	14/011,480			Westport Power Inc.
WP-PA2005080	Apparatus And Method For Pumping A Fluid From A Storage Vessel And Detecting When The Storage Vessel Is Empty	CA	Issued	Dec 20, 2005	2,527,122	May 1, 2007	2,527,122	Westport Power Inc.
WP-PA2008009	Apparatus and Method for Pumping a Fluid From a Storage Vessel and Detecting When the Storage Vessel is Empty	AU	Issued	Nov 29, 2006	2006326808	May 24, 2012	2006326808	Westport Power Inc.
WP-PA2008010	Apparatus and Method for Pumping a Fluid From a Storage Vessel and Detecting When the Storage Vessel is Empty	US	Issued	Nov 29, 2006	12/143,023	Dec 29, 2009	7,637,113	Westport Power Inc.
WP-PA2011008	Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CA	Allowed	Sep 27, 2011	2,753,588			Westport Power Inc.
WP-PA2014022	Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	CN	Pending	Sep 11, 2012	201280047366.3			Westport Power Inc.
WP-PA2014023	Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	EP	Pending	Sep 11, 2012	12837208.3			Westport Power Inc.
WP-PA2014024	Apparatus and Method for Volume and Mass Estimation of a Multiphase Fluid Stored at Cryogenic Temperatures	US	Pending	Sep 11, 2012	14/226,650			Westport Power Inc.
WP-PA2013079	A Capacitance-Type Sensor Probe	CA	Issued	Nov 28, 2013	2,835,473	Jan 20, 2015	2,835,473	Westport Power Inc.
WP-PA2014088	A Capacitance-Type Sensor Probe	WO	Pending	Nov 14, 2014	PCT/CA2014/051092			Westport Power Inc.
WP-PA1997003	Compressed Natural Gas Cylinder Pump and Reverse Cascade Fuel Supply System	US	Issued	Dec 30, 1997	09/001,912	Feb 9, 1999	5,868,122	Westport Power Inc.
WP-PA2003017	Container For Holding A Cryogenic Fluid	CA	Issued	Sep 23, 2003	2,441,775	Sep 28, 2004	2,441,775	Westport Power Inc.
WP-PA2004047	Container For Holding A Cryogenic Fluid	US	Issued	Sep 23, 2004	10/950,305	Mar 18, 2008	7,344,045	Westport Power Inc.
WP-PA2006003	Container for Holding a Cryogenic Fluid	US	Issued	Mar 21, 2006	11/277,071	Aug 17, 2010	7,775,391	Westport Power Inc.
WP-PA2006004	Container For Holding A Cryogenic Fluid	AU	Issued	Sep 15, 2004	2004274527	Mar 18, 2010	2004274527	Westport Power Inc.
WP-PA2006005	Container For Holding A Cryogenic Fluid	CN	Issued	Sep 15, 2004	2004800272994.4	Jan 7, 2009	ZL200480027299.4	Westport Power Inc.
WP-PA2006007	Container For Holding A Cryogenic Fluid	AU	Issued	Sep 23, 2004	2004274539	Mar 18, 2010	2004274539	Westport Power Inc.
WP-PA2006008	Container For Holding A Cryogenic Fluid	CN	Issued	Sep 23, 2004	200480027211.9	Apr 22, 2009	ZL200480027211.9	Westport Power Inc.
WP-PA2006009	Container For Holding A Cryogenic Fluid	IN	Issued	Sep 23, 2004	967/KOLNP/2006	Apr 23, 2009	233962	Westport Power Inc.
WP-PA2006010	Container for Holding a Cryogenic Fluid	GB	Issued	Sep 23, 2004	0607806.7	Feb 27, 2008	2424443	Westport Power Inc.
WP-PA2013047	Cryogenic Pump Flange	CN	Pending	Jul 12, 2013	201310293540.9			Westport Power Inc.
WP-PA2013051	Cryogenic Pump Flange	CN	Issued	Jul 12, 2013	201320417025.2	Jun 18, 2014	ZL 201320417025.2	Westport Power Inc.
WP-PA2014063	Cryogenic Pump Flange	WO	Pending	Jul 11, 2014	PCT/CN2014/082030			Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2015009	Cryogenic Pump Operation for Controlling Heat Exchanger Discharge Temperature	CA	Allowed	Feb 19, 2015	2,882,584			Westport Power Inc.
WP-PA2012037DE	Cryogenic Pumps	DE	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	602011004577.6	Westport Power Inc.
WP-PA2012037UK	Cryogenic Pumps	GB	Issued	Jun 29, 2011	11352007.6	Jan 8, 2014	2541061	Westport Power Inc.
WP-PA2013085	Cryogenic Pumps	US	Pending	Jun 22, 2012	14/142,800			Westport Power Inc.
WP-PA2014057	Cryogenic Storage Vessel	CA	Allowed	Jun 3, 2014	2,853,324			Westport Power Inc.
WP-PA2015043	Cryogenic Storage Vessel (Comprising a Receptacle for Receiving a Pump Assembly)	WO	Pending	May 29, 2015	PCT/CA2015/050494			Westport Power Inc.
WP-PA2014051	Cryogenic Storage Vessel Support	CA	Pending	May 23, 2014	2,852,451			Westport Power Inc.
WP-PA2015033	Cryogenic Storage Vessel Support (Bracketed Support for a Double Walled Cryogenic Support Vessel)	WO	Pending	May 13, 2015	PCT/CA2015/050433			Westport Power Inc.
WP-PA2015025	Cryogenic Tank Assembly with a Pump Drive Unit Disposed Within Fluid Storage Vessel	CA	Pending	Mar 27, 2015	2,886,538			Westport Power Inc.
WP-PA2002013	Double Acting Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Jun 3, 2002	10/161,370	Jul 8, 2003	6,589,027	Westport Power Inc.
WP-PA2008017	Frame for Supporting a Tank on a Vehicle Chassis	CA	Issued	Mar 7, 2008	2,621,737	May 11, 2010	2,621,737	Westport Power Inc.
WP-PA2009006	Frame for Supporting a Tank on a Vehicle Chassis	AU	Issued	Feb 27, 2009	2009100188	Mar 13, 2009	2009100188	Westport Power Inc.
WP-PA2013015	Fuel Tank Cover	US	Issued	Feb 13, 2013	29/445,533	Nov 18, 2014	D717,721	Westport Power Inc.
WP-PA2014069	Gaseous Fluid Supply System With Subsystem for Isolating a Storage Vessel From an End User	CA	Issued	Aug 22, 2014	2,860,682	Aug 18, 2015	2,860,682	Westport Power Inc.
WP-PA2015060	Gaseous Fluid Supply System With Subsystem for Isolating a Storage Vessel From an End User	WO	Pending	Aug 21, 2015	PCT/CA2015/050806			Westport Power Inc.
WP-PA2014081	Gaseous Fuel Pumping System	CA	Issued	Oct 14, 2014	2,866,992	Sep 22, 2015	2,866,992	Westport Power Inc.
WP-PA2015082	Gaseous Fuel Pumping System	WO	Pending	Oct 14, 2015	PCT/CA2015/051039			Westport Power Inc.
WP-PA2013046	Heat Exchanger	CN	Pending	Jul 11, 2013	201310290455.7			Westport Power Inc.
WP-PA2013050	Heat Exchanger	CN	Issued	Jul 11, 2013	201320412819.X	Jan 8, 2014	201320412819.X	Westport Power Inc.
WP-PA1997001	High Pressure Fuel Supply System For Natural Gas Vehicles #1	US	Issued	Nov 7, 1997	08/965,969	Mar 23, 1999	5,884,488	Westport Power Inc.
WP-PA2000005	High Pressure Fuel Supply System For Natural Gas Vehicles #1	CA	Issued	Nov 6, 1998	2,307,103	Oct 23, 2007	2,307,103	Westport Power Inc.
WP-PA2004048	High Pressure Fuel Supply System For Natural Gas Vehicles #1	GB	Issued	Nov 6, 1998	98954086.9	Jul 14, 2004	1030971	Westport Power Inc.
WP-PA2005056	High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	CA	Issued	Aug 4, 2005	2,511,254	Apr 24, 2007	2,511,254	Westport Power Inc.
WP-PA2008002	High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	US	Issued	Aug 3, 2006	12/024,965	May 8, 2012	8,172,557	Westport Power Inc.
WP-PA2008003DE	High-Pressure Gas Compressor and Method of Operating a High-Pressure Gas Compressor	DE	Issued	Aug 3, 2006	06775061.2	Mar 9, 2011	602006020587.2	Westport Power Inc.
WP-PA2001017	High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Oct 5, 2001	09/972,521	Dec 9, 2003	6,659,730	Westport Power Inc.
WP-PA2003051	High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	US	Issued	Nov 19, 2003	10/717,252	May 31, 2005	6,898,940	Westport Power Inc.
WP-PA2004001	High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02819675.9	Jun 8, 2007	ZL02819675.9	Westport Power Inc.
WP-PA2004007	High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,869	Nov 23, 2010	2,460,869	Westport Power Inc.
WP-PA2004016	High Pressure Pump System For Supplying A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407692.3	Aug 17, 2005	2396891	Westport Power Inc.
WP-PA2010008	Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	CN	Issued	Oct 3, 2008	200880117875.2	Sep 3, 2014	ZL 200880117875.2	Westport Power Inc.
WP-PA2010009DE	Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	DE	Issued	Oct 3, 2008	088349899	Dec 5, 2012	602008020663.7	Westport Power Inc.
WP-PA2010009FR	Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	FR	Issued	Oct 3, 2008	088349899	Dec 5, 2012	2207969	Westport Power Inc.
WP-PA2010010	Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Oct 3, 2008	12/753,822	Aug 14, 2012	8,240,241	Westport Power Inc.
WP-PA2012051	Hydraulic Drive System and Diagnostic Control Strategy for Improved Operation	US	Issued	Jul 31, 2012	13/563,552	May 20, 2014	8,726,785	Westport Power Inc.
WP-PA2004031	Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CA	Issued	Aug 27, 2004	2,476,032	Nov 4, 2008	2,476,032	Westport Power Inc.
WP-PA2006078	Hydraulic Drive System And Method of Operating A Hydraulic Drive System	AU	Issued	Aug 5, 2005	2005276896	May 28, 2009	2005276896	Westport Power Inc.
WP-PA2006079	Hydraulic Drive System And Method of Operating A Hydraulic Drive System	CN	Issued	Aug 5, 2005	200580028809.4	Dec 2, 2009	ZL200580028809.4	Westport Power Inc.
WP-PA2006080DE	Hydraulic Drive System and Method of Operating a Hydraulic Drive System	DE	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	602005043814.9	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2006080UK	Hydraulic Drive System and Method of Operating a Hydraulic Drive System	GB	Issued	Aug 5, 2005	05772283.7	Jun 4, 2014	1800013	Westport Power Inc.
WP-PA2006081	Hydraulic Drive System and Method of Operating a Hydraulic Drive System	US	Issued	Aug 5, 2005	11/679,174	Jun 22, 2010	7,739,941	Westport Power Inc.
WP-PA2015036	Intelligent Pressure Management System for Cryogenic Fueling Systems	US	Pending	Apr 30, 2015	62/155,438			Westport Power Inc.
WP-PA2013048	Low Pressure Cryogenic Pump Assembly	CN	Pending	Jul 11, 2013	201310290493.2			Westport Power Inc.
WP-PA2013052	Low Pressure Cryogenic Pump Assembly	CN	Issued	Jul 11, 2013	201320412997.2	Apr 16, 2014	ZL 201320412997.2	Westport Power Inc.
WP-PA2014062	Low Pressure Cryogenic Pump Assembly	WO	Pending	Jul 11, 2014	PCT/CN2014/082028			Westport Power Inc.
WP-PA2013088	Managing a Supply of Gaseous Fuel on a Tender Car	CA	Allowed	Dec 24, 2013	2,838,145			Westport Power Inc.
WP-PA2014100	Managing a Supply of Gaseous Fuel on a Tender Car	WO	Pending	Dec 17, 2014	PCT/CA2014/051233			Westport Power Inc.
WP-PA2002004	Method And Apparatus For Compressing A Gas To A High Pressure	CA	Issued	Mar 28, 2002	2,379,766	Oct 19, 2004	2,379,766	Westport Power Inc.
WP-PA2004050	Method And Apparatus For Compressing A Gas To A High Pressure	US	Issued	Mar 26, 2003	10/508,617	May 5, 2009	7,527,482	Westport Power Inc.
WP-PA2004056	Method And Apparatus For Compressing A Gas To A High Pressure	JP	Issued	Mar 26, 2003	2003-580711	Apr 2, 2010	4485807	Westport Power Inc.
WP-PA2004057DE	Method And Apparatus For Compressing A Gas To A High Pressure	DE	Issued	Mar 26, 2003	03707987.8	May 24, 2006	60305467.6	Westport Power Inc.
WP-PA2004057IT	Method And Apparatus For Compressing A Gas To A High Pressure	IT	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	Westport Power Inc.
WP-PA2004057UK	Method And Apparatus For Compressing A Gas To A High Pressure	GB	Issued	Mar 26, 2003	03707987.8	May 24, 2006	1490597	Westport Power Inc.
WP-PA2001020	Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	CA	Issued	Nov 30, 2001	2,362,844	Aug 31, 2004	2,362,844	Westport Power Inc.
WP-PA2004021	Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	US	Issued	Nov 27, 2002	10/497,256	Nov 13, 2007	7,293,418	Westport Power Inc.
WP-PA2004026	Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0413532.3	Apr 12, 2006	2398625	Westport Power Inc.
WP-PA2005055	Method And Apparatus For Delivering A High Pressure Gas From A Cryogenic Storage Tank	GB	Issued	Nov 27, 2002	0512162.9	Apr 12, 2006	2412718	Westport Power Inc.
WP-PA2001021	Method And Apparatus For Delivering Pressurized Gas	CA	Issued	Nov 30, 2001	2,362,881	Jan 27, 2004	2,362,881	Westport Power Inc.
WP-PA2004017	Method And Apparatus For Delivering Pressurized Gas	US	Issued	Nov 27, 2002	10/497,429	Oct 27, 2009	7,607,898	Westport Power Inc.
WP-PA2004022	Method And Apparatus For Delivering Pressurized Gas	CN	Issued	Nov 27, 2002	02823986.5	Mar 5, 2008	ZL02823986.5	Westport Power Inc.
WP-PA2004023	Method And Apparatus For Delivering Pressurized Gas	IN	Issued	Nov 27, 2002	670/KOLNP/2004	Sep 10, 2008	223399	Westport Power Inc.
WP-PA2004024DE	Method And Apparatus For Delivering Pressurized Gas	DE	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	Westport Power Inc.
WP-PA2004024UK	Method And Apparatus For Delivering Pressurized Gas	GB	Issued	Nov 27, 2002	02803727.3	May 23, 2012	1461524	Westport Power Inc.
WP-PA2001015	Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	US	Issued	Sep 19, 2001	09/955,825	Nov 4, 2003	6,640,556	Westport Power Inc.
WP-PA2004002	Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CA	Issued	Sep 13, 2002	2,460,734	Jun 29, 2010	2,460,734	Westport Power Inc.
WP-PA2004004	Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	CN	Issued	Sep 13, 2002	02820579.0	Mar 23, 2007	ZL02820579.0	Westport Power Inc.
WP-PA2004006	Method And Apparatus For Pumping A Cryogenic Fluid From A Storage Tank	GB	Issued	Sep 13, 2002	0407690.7	May 11, 2005	2396890	Westport Power Inc.
WP-PA2012070	Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	CA	Issued	Dec 17, 2012	2,798,864	Apr 8, 2014	2,798,864	Westport Power Inc.
WP-PA2015041	Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	EP	Pending	Nov 27, 2013	13865724.2			Westport Power Inc.
WP-PA2015042	Method and Apparatus for Servicing a Tank, a Plug, or a Tank and a Plug	US	Pending	Nov 27, 2013	14/738,834			Westport Power Inc.
WP-PA2011016	Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CA	Pending	Dec 22, 2011	2,762,697			Westport Power Inc.
WP-PA2014053	Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	CN	Pending	Dec 21, 2012	201280064017.2			Westport Power Inc.
WP-PA2014054	Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	IN	Pending	Dec 21, 2012	5653/CHENP/2014			Westport Power Inc.
WP-PA2014055	Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	RU	Pending	Dec 21, 2012	2014128293			Westport Power Inc.
WP-PA2014056	Method and Apparatus for Supplying a Gaseous Fuel to an Internal Combustion Engine	US	Pending	Dec 21, 2012	14/311,321			Westport Power Inc.
WP-PA2009013	Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	AU	Issued	Jun 30, 2009	2009100629	Jul 30, 2009	2009100629	Westport Power Inc.
WP-PA2012078	Method and System for Controlling Fluid Flow From a Storage Tank Through a Supply Line to an End User	US	Pending	Dec 28, 2012	13/729,466			Westport Power Inc.
WP-PA2012072	Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CA	Issued	Nov 23, 2012	2,796,794	Jun 16, 2015	2,796,794	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2015030	Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	CN	Pending	Nov 22, 2013	201380061316.5			Westport Power Inc.
WP-PA2015031	Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	EP	Pending	Nov 22, 2013	13857182.3			Westport Power Inc.
WP-PA2015032	Method and System for Delivering a Gaseous Fuel into the Air Intake System of an Internal Combustion Engine	US	Pending	Nov 22, 2013	14/719,650			Westport Power Inc.
WP-PA2013077	Method and System for Delivering a Gaseous Fuel Into the Air Intake System of an Internal Combustion Engine	CA	Pending	Nov 21, 2013	2,833,619			Westport Power Inc.
WP-PA2014095	Method and System for Delivering a Gaseous Fuel Into the Air Intake System of an Internal Combustion Engine	WO	Pending	Nov 19, 2014	PCT/CA2014/051106			Westport Power Inc.
WP-PA2013038	Multi-Piece Vehicle Tank Enclosure	US	Issued	May 17, 2013	13/897,021	Apr 21, 2015	9,010,832	Westport Power Inc.
WP-PA2013039	Multi-Piece Vehicle Tank Enclosure	TH	Pending	May 16, 2013	1301002584			Westport Power Inc.
WP-PA2015057	Multi-Vessel Fluid Storage and Delivery System	US	Pending	Jun 29, 2015	62/186,207			Westport Power Inc.
WP-PA2015081	Piston Arrangement	WO	Pending	Sep 4, 2015	PCT/CA2015/050859			Westport Power Inc.
WP-PA2014033	Piston Seal	CA	Issued	Mar 18, 2014	2,847,376	Apr 28, 2015	2,847,376	Westport Power Inc.
WP-PA2015007	Piston Seal	WO	Pending	Mar 9, 2015	PCT/CA2015/050176			Westport Power Inc.
WP-PA2014035	Piston Seal Assembly With Controlled Leakage	CA	Allowed	Mar 28, 2014	2,847,760			Westport Power Inc.
WP-PA2015012	Piston Seal Assembly With Controlled Leakage	WO	Pending	Mar 25, 2015	PCT/CA2015/050231			Westport Power Inc.
WP-PA2009005	Pressure Control System and Method	CA	Issued	Feb 26, 2009	2,653,643	Aug 31, 2010	2,653,643	Westport Power Inc.
WP-PA2011004	Pressure Control System and Method	US	Issued	Feb 16, 2010	13/218,025	Apr 15, 2014	8,695,357	Westport Power Inc.
WP-PA2014085	Pressure Regulator for Maintaining a Predetermined Pressure Bias Between Two Fluids	CA	Pending	Oct 21, 2014	2,868,590			Westport Power Inc.
WP-PA2015003	Pump System for Delivering Liquefied Gas	US	Pending	Jan 14, 2015	62/103,469			Westport Power Inc.
WP-PA2000014	Reciprocating Motor With Uni-Directional Fluid Flow	US	Issued	Aug 21, 2000	09/642,850	Jun 4, 2002	6,398,527	Westport Power Inc.
WP-PA2003001DE	Reciprocating Motor With Uni-Directional Fluid Flow	DE	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	60123814.1	Westport Power Inc.
WP-PA2003001UK	Reciprocating Motor With Uni-Directional Fluid Flow	GB	Issued	Aug 20, 2001	01966872.2	Oct 11, 2006	1313948	Westport Power Inc.
WP-PA2013049	Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Pending	Jul 11, 2013	201310290511.7			Westport Power Inc.
WP-PA2013053	Reciprocating Piston Pump with an Improved Intake Valve Arrangement	CN	Issued	Jul 11, 2013	201320411772.5	Jan 15, 2014	ZL 201320411772.5	Westport Power Inc.
WP-PA2000015	Seal Assembly With Two Sealing Mechanisms For Providing Static And Dynamic Sealing	US	Issued	Aug 21, 2000	09/642,950	Apr 15, 2003	6,547,250	Westport Power Inc.
WP-PA2015085	Sealing a Valve Actuator in a Valve Apparatus	US	Pending	Oct 13, 2015	62/241,027			Westport Power Inc.
WP-PA2007008	Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Mar 2, 2007	11/681,755	Jan 31, 2012	8,104,296	Westport Power Inc.
WP-PA2009010	Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	AU	Issued	Feb 28, 2008	2008222554	Jul 3, 2014	2008222554	Westport Power Inc.
WP-PA2009011	Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	CN	Issued	Feb 28, 2008	200880006722.0	Jun 1, 2011	ZL 200880006722.0	Westport Power Inc.
WP-PA2009012	Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	EP	Pending	Feb 28, 2008	08714727.8			Westport Power Inc.
WP-PA2011013	Storage Tank For A Cryogenic Fluid With A Partitioned Cryogen Space	US	Issued	Dec 21, 2011	13/332,642	Feb 18, 2014	8,650,887	Westport Power Inc.
WP-PA2005053	Storage Tank For a Cryogenic Liquid And Method Of Re-Filling Same	CA	Issued	Jun 3, 2005	2,506,606	Sep 12, 2006	2,506,606	Westport Power Inc.
WP-PA2007025	Storage Tank for Cryogenic Liquid and Method of Re-Filling Same	US	Issued	Jun 1, 2006	11/949,450	Jun 16, 2009	7,546,744	Westport Power Inc.
WP-PA2007026	Storage Tank For Cryogenic Liquid And Method Of Re-Filling Same	CN	Issued	Jun 1, 2006	200680019743.7	Sep 23, 2009	ZL200680019743.7	Westport Power Inc.
WP-PA2007027	Storage Tank for Cryogenic Liquid and Method of Re-Filling Same	AU	Issued	Jun 1, 2006	2006254686	Jun 2, 2011	2006254686	Westport Power Inc.
WP-PA2002006	Storage Tank For Cryogenic Liquids	CA	Issued	Apr 2, 2002	2,376,493	Jul 6, 2004	2,376,493	Westport Power Inc.
WP-PA2004011	Storage Tank For Cryogenic Liquids	US	Issued	Apr 2, 2003	10/489,117	May 2, 2006	7,036,322	Westport Power Inc.
WP-PA2004045DE	Storage Tank For Cryogenic Liquids	DE	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	Westport Power Inc.
WP-PA2004045UK	Storage Tank For Cryogenic Liquids	GB	Issued	Apr 2, 2003	03709511.4	Aug 13, 2008	1490624	Westport Power Inc.
WP-PA2012063	Supplying Gaseous Fuel From a Liquid State to an Engine	CA	Issued	Oct 4, 2012	2,791,315	Jun 11, 2013	2,791,315	Westport Power Inc.
WP-PA2015013	Supplying Gaseous Fuel From a Liquid State to an Engine	CN	Pending	Oct 2, 2013	201380052235.9			Westport Power Inc.
WP-PA2015014	Supplying Gaseous Fuel From a Liquid State to an Engine	US	Pending	Oct 2, 2013	14/677,971			Westport Power Inc.
WP-PA2012039	Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	CA	Pending	Jun 5, 2012	2,779,150			Westport Power Inc.
WP-PA2014090	Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	IN	Pending	May 22, 2013	9133/CHENP/2014			Westport Power Inc.
WP-PA2014091	Supplying Gaseous Fuel from a Liquid State to an Internal Combustion Engine	US	Pending	May 22, 2013	14/561,184			Westport Power Inc.
WP-PA2013068	System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	CA	Issued	Oct 31, 2013	2,831,762	Jan 20, 2015	2,831,762	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2014082	System and Method for Delivering a Fluid Stored in a Liquefied Form to an End User in Gaseous Form	WO	Pending	Oct 23, 2014	PCT/CA2014/051031			Westport Power Inc.
WP-PA2005069	System And Method For Delivering A Pressurized Gas From A Cryogenic Storage Vessel	CA	Issued	Nov 10, 2005	2,523,732	Sep 18, 2007	2,523,732	Westport Power Inc.
WP-PA2008004	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	AU	Issued	Nov 8, 2006	2006324322	Dec 15, 2011	2006324322	Westport Power Inc.
WP-PA2008005	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	CN	Issued	Nov 8, 2006	200680042154.0	Feb 2, 2011	ZL200680042154.0	Westport Power Inc.
WP-PA2008013DE	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	DE	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	Westport Power Inc.
WP-PA2008013FR	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	FR	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	Westport Power Inc.
WP-PA2008013UK	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	GB	Issued	Nov 8, 2006	06848623.2	Aug 27, 2014	1945997	Westport Power Inc.
WP-PA2013030	System and Method for Delivering a Pressurized Gas From a Cryogenic Storage Vessel	US	Pending	Apr 3, 2013	13/856,350			Westport Power Inc.
WP-PA2013026	Tank Support Apparatus and Method	CA	Issued	Mar 15, 2013	2,809,250	Oct 21, 2014	2,809,250	Westport Power Inc.
WP-PA2014029	Tank Support Apparatus and Method	CN	Issued	Mar 17, 2014	201420120355.x	Aug 6, 2014	ZL 201420120355.X	Westport Power Inc.
WP-PA2013024	Temperature Control of a Fluid Discharged From a Heat Exchanger	CA	Issued	Mar 15, 2013	2,809,495	Jun 3, 2014	2,809,495	Westport Power Inc.
WP-PA2015072	Temperature Control of a Fluid Discharged From a Heat Exchanger	CN	Pending	Mar 11, 2014	201480014046.7			Westport Power Inc.
WP-PA2015073	Temperature Control of a Fluid Discharged From a Heat Exchanger	EP	Pending	Mar 11, 2014	14764020.5			Westport Power Inc.
WP-PA2015074	Temperature Control of a Fluid Discharged From a Heat Exchanger	US	Pending	Mar 11, 2014	14/777,161			Westport Power Inc.
WP-PA2014071	Vaporizer System and Control Strategy	CA	Allowed	Sep 4, 2014	2,862,664			Westport Power Inc.

The patents and applications listed below relate to alternative and future technologies. Coverage is provided by the claims. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2012022	Actively Cooled Fuel Processor	US	Issued	Mar 18, 2009	12/406,648	Jul 30, 2013	8,496,717	Westport Power Inc.
WP-PA2006056	Apparatus And Method For Holding A Cryogenic Fluid And Removing Same Therefrom With Reduced Heat Leak	US	Issued	Dec 20, 2004	11/426,308	Apr 15, 2008	7,356,996	Westport Power Inc.
WP-PA2012009	Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CA	Issued	Feb 7, 2012	2,767,247	Mar 25, 2014	2,767,247	Westport Power Inc.
WP-PA2014065	Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	CN	Pending	Feb 5, 2013	201380016946.0			Westport Power Inc.
WP-PA2014066	Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	EP	Pending	Feb 5, 2013	13747072.0			Westport Power Inc.
WP-PA2014067	Apparatus and Method for Igniting a Gaseous Fuel in a Direct Injection Internal Combustion Engine	US	Pending	Feb 5, 2013	14/452,728			Westport Power Inc.
WP-PA2014073	Chamfered Piston	CA	Pending	Sep 10, 2014	2,863,036			Westport Power Inc.
WP-PA2012010	Compact Fuel Processor	US	Issued	Apr 30, 2008	12/112,784	Jun 10, 2014	8,747,496	Westport Power Inc.
WP-PA2012012	Compact Fuel Processor	CA	Issued	May 1, 2008	2,701,770	Jun 25, 2013	2,701,770	Westport Power Inc.
WP-PA2012013	Compact Fuel Processor	CN	Issued	May 1, 2008	200880014450.9	Sep 4, 2013	ZL 200880014450.9	Westport Power Inc.
WP-PA2012014	Compact Fuel Processor	DE	Pending	May 1, 2008	112008001062.5			Westport Power Inc.
WP-PA2012015	Compact Fuel Processor	IN	Pending	May 1, 2008	7214/DELNP/2009			Westport Power Inc.
WP-PA2012024	Compact Fuel Processor	US	Issued	Feb 19, 2010	13/214,071	Dec 25, 2012	8,337,573	Westport Power Inc.
WP-PA2012016	Control System and Method for a Fuel Processor	US	Issued	Apr 30, 2008	12/112,769	Jan 6, 2015	8,926,720	Westport Power Inc.
WP-PA2000002	Directly Actuated Injection Valve	US	Issued	Mar 9, 2000	09/522,130	Oct 9, 2001	6,298,829	Westport Power Inc.
WP-PA2002007	Directly Actuated Injection Valve	CA	Issued	Oct 2, 2000	2,386,970	Jun 23, 2009	2,386,970	Westport Power Inc.
WP-PA2002009	Directly Actuated Injection Valve	JP	Issued	Oct 2, 2000	531964/2001	Mar 11, 2011	4700246	Westport Power Inc.
WP-PA2002048	Directly Actuated Injection Valve	BR	Issued	Oct 2, 2000	PI0014745-1	Apr 7, 2009	PI0014745-1	Westport Power Inc.
WP-PA2001009	Directly Actuated Injection Valve	US	Issued	May 23, 2001	09/863,187	Jun 10, 2003	6,575,138	Westport Power Inc.
WP-PA2003040DE	Directly Actuated Injection Valve	DE	Issued	May 17, 2002	2732255.1	Nov 9, 2005	60207239.5	Westport Power Inc.
WP-PA2003040UK	Directly Actuated Injection Valve	GB	Issued	May 17, 2002	02732255.1	Nov 9, 2005	1389274	Westport Power Inc.
WP-PA2003047	Directly Actuated Injection Valve	CN	Issued	May 17, 2002	028104943	Dec 6, 2006	ZL02810494.3	Westport Power Inc.
WP-PA2001010	Directly Actuated Injection Valve WIth A Ferromagnetic Needle	US	Issued	May 23, 2001	09/863,188	Jul 1, 2003	6,584,958	Westport Power Inc.
WP-PA2003048	Directly Actuated Injection Valve WIth A Ferromagnetic Needle	CN	Issued	May 17, 2002	02810495.1	Dec 6, 2006	ZL02810495.1	Westport Power Inc.
WP-PA2004028	Directly Actuated Injection Valve	CN	Issued	Oct 2, 2000	200410045391.5	Nov 12, 2008	ZL200410045391.5	Westport Power Inc.
WP-PA2004033DE	Directly Actuated Injection Valve	DE	Issued	Aug 6, 2004	60036421.6-08	Sep 12, 2007	60036421T2	Westport Power Inc.
WP-PA2004033FR	Directly Actuated Injection Valve	FR	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	Westport Power Inc.
WP-PA2004033UK	Directly Actuated Injection Valve	GB	Issued	Aug 6, 2004	04018749.4	Sep 12, 2007	1473460	Westport Power Inc.
WP-PA2007024	Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CA	Issued	Sep 20, 2007	2,600,323	Dec 29, 2009	2,600,323	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2010002	Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	CN	Issued	Sep 19, 2008	200880116599.8	Jan 9, 2013	ZL 200880116599.8	Westport Power Inc.
WP-PA2010004	Directly Actuated Valve With a Strain-Type Actuator and a Method of Operating Same	JP	Issued	Sep 19, 2008	2010-525174	Oct 4, 2013	5377496	Westport Power Inc.
WP-PA2010005	Directly Actuated Valve With A Strain-Type Actuator And A Method Of Operating Same	US	Issued	Sep 19, 2008	12/727,785	Apr 9, 2013	8,413,638	Westport Power Inc.
WP-PA2008021	Dual Fuel Connector	CA	Issued	Jun 19, 2008	2,635,410	Aug 17, 2010	2,635,410	Westport Power Inc.
WP-PA2010028	Dual Fuel Connector	CN	Pending	Apr 30, 2009	200980126027.2			Westport Power Inc.
WP-PA2010029DE	Dual Fuel Connector	DE	Issued	Apr 30, 2009	09765287.9	Feb 11, 2015	2304217	Westport Power Inc.
WP-PA2010030	Dual Fuel Connector	IN	Pending	Apr 30, 2009	8908/DELNP/2010			Westport Power Inc.
WP-PA2010031	Dual Fuel Connector	US	Issued	Apr 30, 2009	12/971,703	Sep 25, 2012	8,272,368	Westport Power Inc.
WP-PA2013031	Dual Fuel Engine System	AU	Pending	Oct 27, 2011	2011321007			Westport AB
WP-PA2013032	Dual Fuel Engine System	CA	Pending	Oct 27, 2011	2,816,214			Westport AB
WP-PA2013033	Dual Fuel Engine System	CN	Pending	Oct 27, 2011	201180059645.7			Westport AB
WP-PA2013034	Dual Fuel Engine System	EP	Pending	Oct 27, 2011	11836730.9			Westport AB
WP-PA2013035	Dual Fuel Engine System	IN	Pending	Oct 27, 2011	4111/CHENP/2013			Westport AB
WP-PA2013036	Dual Fuel Engine System	US	Issued	Oct 27, 2011	13/872,136	Mar 18, 2014	8,671,911	Westport AB
WP-PA2004029	Fuel Injection Valve	CA	Issued	Jul 9, 2004	2,473,639	Nov 14, 2006	2,473,639	Westport Power Inc.
WP-PA2006074	Fuel Injection Valve	CN	Issued	Jul 8, 2005	200580023093.9	Sep 28, 2011	ZL 200580023093.9	Westport Power Inc.
WP-PA2006076	Fuel Injection Valve	JP	Issued	Jul 8, 2005	2007-519584	Aug 20, 2010	4571669	Westport Power Inc.
WP-PA2006077	Fuel Injection Valve	US	Issued	Jul 8, 2005	11/621,324	May 5, 2009	7,527,041	Westport Power Inc.
WP-PA2008026	Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CA	Issued	Jun 27, 2008	2,633,846	Dec 29, 2009	2,633,846	Westport Power Inc.
WP-PA2010032	Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	CN	Issued	Apr 30, 2009	200980129508.9	Oct 9, 2013	ZL 200980129508.9	Westport Power Inc.
WP-PA2010033DE	Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	DE	Issued	Apr 30, 2009	09768654.7	Feb 11, 2015	2304218	Westport Power Inc.
WP-PA2010034	Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	IN	Pending	Apr 30, 2009	9254/DELNP/2010			Westport Power Inc.
WP-PA2010035	Fuel Injection Valve and Method for Co-Injecting a Liquid and a Gaseous Fuel Into the Combustion Chamber of an Internal Combustion Engine	US	Issued	Apr 30, 2009	12/971,730	May 5, 2015	9,022,303	Westport Power Inc.
WP-PA2012028	Fuel Processor with Improved Carbon Management Control	US	Issued	Oct 16, 2009	13/088,963	Aug 5, 2014	8,793,981	Westport Power Inc.
WP-PA2012030	Fuel Processor with Improved Carbon Management Control	GB	Issued	Oct 16, 2009	1106510.9	Oct 10, 2012	2476436	Westport Power Inc.
WP-PA2013001	Fuel Processor with Mounting Manifold	EP	Pending	Jul 25, 2011	11811684.7			Westport Power Inc.
WP-PA2013002	Fuel Processor with Mounting Manifold	US	Pending	Jul 25, 2011	13/749,658			Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2013022	Fuel System Diagnostics	CA	Issued	Mar 12, 2013	2,809,291	Nov 25, 2014	2,809,291	Westport Power Inc.
WP-PA2015065	Fuel System Diagnostics	CN	Pending	Mar 11, 2014	201480014259.X			Westport Power Inc.
WP-PA2015066	Fuel System Diagnostics	EP	Pending	Mar 11, 2014	14764981.8			Westport Power Inc.
WP-PA2015067	Fuel System Diagnostics	IN	Pending	Mar 11, 2014	2904/MUMNP/2015			Westport Power Inc.
WP-PA2015068	Fuel System Diagnostics	US	Pending	Mar 11, 2014	14/775,536			Westport Power Inc.
WP-PA2013003	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	AU	Issued	Aug 12, 2011	2011291406	Dec 11, 2014	2011291406	Westport Power Inc.
WP-PA2013004	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CA	Pending	Aug 12, 2011	2,807,879			Westport Power Inc.
WP-PA2013005	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	CN	Pending	Aug 12, 2011	201180049257.0			Westport Power Inc.
WP-PA2013006	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	EP	Pending	Aug 12, 2011	11817623.9			Westport Power Inc.
WP-PA2013007	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	IN	Pending	Aug 12, 2011	2122/CHENP/2013			Westport Power Inc.
WP-PA2013008	Gaseous-Fuelled Stoichiometric, Compression Ignition Internal Combustion Engine	US	Issued	Aug 12, 2011	13/769,186	Oct 15, 2013	8,555,852	Westport Power Inc.
WP-PA2012047	Gas Injector	AU	Issued	Sep 23, 2005	2005287878	Dec 13, 2012	2005287878	Westport Power Inc.
WP-PA2012048	Gas Injector	CN	Issued	Sep 23, 2005	200580032137.4	Dec 2, 2009	ZL200580032137.4	Westport Power Inc.
WP-PA2012049	Gas Injector	EP	Pending	Sep 23, 2005	05784538.0			Westport Power Inc.
WP-PA2012050	Gas Injector	IN	Pending	Sep 23, 2005	2985/DELNP/2007			Westport Power Inc.
WP-PA2005016	Glow Ring Ignition Assist For Internal Combustion Engine	CN	Issued	Oct 2, 2003	200380104274.5	May 26, 2010	ZL200380104274.5	Westport Power Inc.
WP-PA2005017DE	Glow Ring Ignition Assist For Internal Combustion Engine	DE	Issued	Oct 2, 2003	03753148.0	Dec 12, 2007	60318077.9	Westport Power Inc.
WP-PA2005018	Glow Ring Ignition Assist For Internal Combustion Engine	IN	Issued	Oct 2, 2003	686/KOLNP/2005	Oct 29, 2008	224994	Westport Power Inc.
WP-PA2005044	Glow Ring Ignition Assist For Internal Combustion Engine	US	Issued	Oct 2, 2003	11/098,198	Oct 16, 2007	7,281,514	Westport Power Inc.
WP-PA2015028	Ignition Apparatus and Method for a Premixed Charge in a Gaseous- Fuelled Engine	US	Pending	Apr 9, 2015	62/145,433			Westport Power Inc.
WP-PA2012019	Integrated Fuel Cell and Additive Gas Supply System for a Power Generation System Including a Combustion Engine	GB	Issued	Apr 29, 2005	0623999.0	Nov 14, 2007	2429000	Westport Power Inc.
WP-PA2012029	Integrated System for Reducing Fuel Consumption and Emissions in an Internal Combustion Engine	DE	Issued	Jul 29, 2005	112005001835.0	Mar 14, 2013	11 2005 001 835	Westport Power Inc.
WP-PA2014103	Method and Apparatus for Controlling a Dual Fuel Engine Between Operating Modes	CA	Allowed	Dec 16, 2014	2,875,107			Westport Power Inc.
WP-PA2015106	Method and Apparatus for Controlling a Dual Fuel Engine Between Operating Modes	WO	Pending	Dec 16, 2015	PCT/CA2015/051336			Westport Power Inc.
WP-PA2004012	Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	US	Issued	Apr 12, 2004	10/822,333	Nov 7, 2006	7,133,761	Westport Power Inc.
WP-PA2005072	Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	AU	Issued	Jun 30, 2004	2004252194	Mar 11, 2010	2004252194	Westport Power Inc.
WP-PA2005074	Method And Apparatus For Controlling an Internal Combustion Engine Using Accelerometers	CN	Issued	Jun 30, 2004	200480018407.1	Apr 15, 2009	ZL200480018407.1	Westport Power Inc.
WP-PA2007028	Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	CA	Issued	Nov 27, 2007	2,609,718	Mar 23, 2010	2,609,718	Westport Power Inc.
WP-PA2010011	Method and Apparatus for Determining a Normal Combustion Characteristic for an Internal Combustion Engine From an Accelerometer Signal	EP	Pending	Nov 20, 2008	08854553.8			Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2010012	Method and Apparatus for Determining A Normal Combustion Characteristic For An Internal Combustion Engine From An Accelerometer Signal	US	Issued	Nov 20, 2008	12/788,273	Dec 13, 2011	8,078,389	Westport Power Inc.
WP-PA2009014	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CA	Issued	Jul 31, 2009	2,673,216	May 3, 2011	2,673,216	Westport Power Inc.
WP-PA2012002	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	AU	Issued	Jul 27, 2010	2010278627	Oct 23, 2014	2010278627	Westport Power Inc.
WP-PA2012003	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	CN	Issued	Jul 27, 2010	201080041369.7	Mar 11, 2015	ZL 201080041369.7	Westport Power Inc.
WP-PA2012004	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	EP	Pending	Jul 27, 2010	10803765.6			Westport Power Inc.
WP-PA2012005	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	IN	Pending	Jul 27, 2010	1579/DELNP/2012			Westport Power Inc.
WP-PA2012006	Method and Apparatus for Reconstructing In-Cylinder Pressure and Correcting for Signal Decay	US	Issued	Jul 27, 2010	13/360,519	Mar 12, 2013	8,396,649	Westport Power Inc.
WP-PA2006053	Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CA	Issued	Mar 31, 2006	2,539,711	Jun 9, 2009	2,539,711	Westport Power Inc.	UBC
WP-PA2008027	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	IN	Issued	Mar 13, 2007	5245/CHENP/2008	Jun 5, 2014	261125	Westport Power Inc.	UBC
WP-PA2008028	Method and Apparatus of Fuelling an Internal Combustion Engine with Hydrogen and Methane	CN	Issued	Mar 13, 2007	200780011798.8	Dec 18, 2013	ZL 200780011798.8	Westport Power Inc.	UBC
WP-PA2008029	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2008-7026703	Jan 8, 2014	10-1352131	Westport Power Inc.	UBC
WP-PA2008030DE	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	DE	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	Westport Power Inc.	UBC
WP-PA2008030UK	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	GB	Issued	Mar 13, 2007	077107597	May 6, 2015	2002101	Westport Power Inc.	UBC
WP-PA2008031	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	US	Issued	Mar 13, 2007	12/235,084	Jan 10, 2012	8,091,536	Westport Power Inc.	UBC
WP-PA2012001	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	US	Issued	Jan 9, 2012	13/346,697	Jun 25, 2013	8,469,009	Westport Power Inc.	UBC
WP-PA2013060	Method and Apparatus of Fuelling an Internal Combustion Engine With Hydrogen and Methane	KR	Issued	Mar 13, 2007	10-2013-7021928	May 27, 2014	10-1402864	Westport Power Inc.	UBC
WP-PA2007029	Method and Apparatus For Using An Accelerometer Signal to Detect Misfiring In An Internal Combustion Engine	CA	Issued	Nov 29, 2007	2,610,388	Sep 15, 2009	2,610,388	Westport Power Inc.
WP-PA2010013	Method and Apparatus for Using an Accelerometer Signal to Detect Misfiring in an Internal Combustion Engine	EP	Pending	Nov 27, 2008	08855343.3			Westport Power Inc.
WP-PA2010014	Method and Apparatus for Using an Accelerometer Signal to Detect Misfiring in an Internal Combustion Engine	US	Issued	Nov 27, 2008	12/788,276	Jan 31, 2012	8,108,131	Westport Power Inc.
WP-PA2011014	Method and Apparatus for Pumping Fuel to a Fuel Injection System	CA	Issued	Nov 16, 2011	2,758,246	Feb 12, 2013	2,758,246	Westport Power Inc.
WP-PA2014038	Method and Apparatus for Pumping Fuel to a Fuel Injection System	US	Pending	Nov 14, 2012	14/271,646			Westport Power Inc.
WP-PA2012027	Method for Regenerating a Diesel Particulate Filter	US	Issued	Jul 14, 2009	12/503,026	Oct 27, 2015	9,169,765	Westport Power Inc.
WP-PA2007009	Method of Mounting An Accelerometer On An Internal Combustion Engine And Increasing Signal-To-Noise Ratio	US	Issued	Apr 2, 2007	11/695,474	Oct 28, 2008	7,444,231	Westport Power Inc.
WP-PA2009015	Method of Mounting an Accelerometer on an Internal Combustion Engine and Increasing Signal-to-Noise Ratio	CN	Issued	Mar 20, 2008	200880018564.0	Sep 5, 2012	ZL 200880018564.0	Westport Power Inc.
WP-PA2009016	Method of Mounting an Accelerometer on an Internal Combustion Engine and Increasing Signal-To-Noise Ratio	EP	Pending	Mar 20, 2008	08733659.0			Westport Power Inc.
WP-PA2012025	Method of Operating a Fuel Processor	US	Issued	Feb 19, 2010	13/214,078	May 19, 2015	9,032,708	Westport Power Inc.
WP-PA2012023	Method of Operating a Fuel Processor Intermittently	US	Issued	Feb 19, 2010	13/214,046	Oct 13, 2015	9,157,357	Westport Power Inc.
WP-PA2012018	Method of Operating a Syngas Generator	US	Issued	Feb 19, 2008	12/033,610	Feb 7, 2012	8,109,078	Westport Power Inc.
WP-PA2012020	Method of Operating a Syngas Generator	CA	Issued	Feb 19, 2008	2,678,213	Sep 21, 2010	2,678,213	Westport Power Inc.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner	Owner
WP-PA2012021	Method of Operating a Syngas Generator	EP	Pending	Feb 19, 2008	08714647.8			Westport Power Inc.
WP-PA2005081	System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	US	Issued	Nov 18, 2005	11/283,156	Apr 3, 2007	7,200,487	Westport Power Inc.
WP-PA2007014	System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	AU	Issued	Nov 18, 2005	2005306541	Apr 30, 2009	2005306541	Westport Power Inc.
WP-PA2007015	System and Method for Processing an Accelerometer Signal to Assist in Combustion Quality Control in an Internal Combustion Engine	CN	Issued	Nov 18, 2005	200580039312.2	Jun 23, 2010	ZL200580039312.2	Westport Power Inc.
WP-PA2012008	System and Method for Regenerating an Engine Exhaust After- Treatment Device	US	Issued	Jan 21, 2011	13/011,372	Jan 21, 2014	8,631,647	Westport Power Inc.
WP-PA2010027	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CA	Issued	Oct 1, 2010	2,716,283	Jul 30, 2013	2,716,283	Westport Power Inc.
WP-PA2013016	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	AU	Issued	Aug 25, 2011	2011308044	Apr 30, 2015	2011308044	Westport Power Inc.
WP-PA2013017	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	CN	Issued	Aug 25, 2011	201180047826.8	Jun 10, 2015	ZL 201180047826.8	Westport Power Inc.
WP-PA2013018	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	EP	Pending	Aug 25, 2011	11827862.1			Westport Power Inc.
WP-PA2013019	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	IN	Pending	Aug 25, 2011	2913/CHENP/2013			Westport Power Inc.
WP-PA2013020	Two Engine System with a Gaseous Fuel Stored in Liquefied Form	US	Issued	Aug 25, 2011	13/853,761	Jul 1, 2014	8,763,565	Westport Power Inc.
WP-PA2005083	Valve Device and Method for Injecting a Gaseous Fuel	JP	Issued	Jun 7, 2004	2006-515839	Jan 20, 2012	4904586	Westport Power Inc.
WP-PA2005084	Valve Device And Method For Injecting A Gaseous Fuel	CN	Issued	Jun 7, 2004	200480022654.9	Jul 1, 2009	ZL200480022654.9	Westport Power Inc.
WP-PA2006002DE	Valve Device And Method For Injecting A Gaseous Fuel	DE	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	Westport Power Inc.
WP-PA2006002FR	Valve Device And Method For Injecting A Gaseous Fuel	FR	Issued	Jun 7, 2004	04739663.5	Oct 24, 2007	1642018	Westport Power Inc.
WP-PA2006067	Valve With A Pressurized Hydraulic Transmission Device And A Method Of Operating Same	CA	Issued	Jun 13, 2005	2,562,025	Aug 12, 2008	2,562,025	Westport Power Inc.
WP-PA2006068	Valve With a Pressurized Hydraulic Transmission Device and a Method of Operating Same	CN	Issued	Jun 13, 2005	200580019508.5	Sep 29, 2010	ZL200580019508.5	Westport Power Inc.
WP-PA2014001	Variable Gas Pressure Regulator	CN	Issued	Aug 28, 2012	201280041641.0	Jul 15, 2015	ZL 201280041641.0	Westport Power Inc.
WP-PA2014002	Variable Gas Pressure Regulator	EP	Pending	Aug 28, 2012	12827189.7			Westport Power Inc.
WP-PA2014003	Variable Gas Pressure Regulator	IN	Pending	Aug 28, 2012	2341/CHENP/2014			Westport Power Inc.
WP-PA2014005	Variable Gas Pressure Regulator	US	Pending	Aug 28, 2012	14/192,690			Westport Power Inc.

The patents and applications listed below relate to PRINS related products. Colour has been used simply to separate patent families.

File No.	Title	Country	Status	Filing Date	App. No.	Issue Date	Patent No.	Owner
WP-PA2015102	A Bi-Fuel System and a Method for	EP	Pending	May 30, 2014				Indopar B.V.
WP-PA2015103	A Bi-Fuel System and a Method for	KR	Pending	May 30, 2014				Indopar B.V.
WP-PA2015104	A Bi-Fuel System and a Method for	US	Pending	May 30, 2014	14/954,735			Indopar B.V.
	Direct Injection Bi-Fuel System for	KR	Pending	Dec 30, 2010	10-2010-138633			Indopar B.V.
	Method of Switching from a Liquefied Gas	NL	Issued	Jun 24, 2011	2006992	Jan 2, 2013	2006992
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and							Indopar B.V.
	Method of Switching from a Liquefied Gas	US	Pending	Jun 20, 2012	14/127,346
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and							Indopar B.V.
	Method of Switching from a Liquefied Gas	TR	Issued	Jun 20, 2012	EP12730697.5	May 20, 2015
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and						2724007	Indopar B.V.
	Method of Switching from a Liquefied Gas	PL	Issued	Jun 20, 2012	EP12730697.5	May 20, 2015
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and						2724007	Indopar B.V.
	Method of Switching from a Liquefied Gas	NL	Issued	Jun 20, 2012	EP12730697.5	May 20, 2015
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and						2724007	Indopar B.V.
	Method of Switching from a Liquefied Gas	IT	Issued	Jun 20, 2012	EP12730697.5	May 20, 2015
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and						2724007	Indopar B.V.
	Method of Switching from a Liquefied Gas	DE	Issued	Jun 20, 2012	EP12730697.5	May 20, 2015
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and						2724007	Indopar B.V.
	Method of Switching from a Liquefied Gas	KR	Pending	Jun 20, 2012	10-2014-7001618
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and							Indopar B.V.
	Method of Switching from a Liquefied Gas			Jun 20, 2012
Fuel to a Liquid Fuel Being Provided to a
	Direct Injection Combustion Engine, and	TH	Pending		1301007261			Indopar B.V.